--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 10/A

                               (AMENDMENT NO. 5)


                 GENERAL REPORT FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------


                              ACUITY BRANDS, INC.

             (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                             58-2632672
    (State or Other Jurisdiction                (I.R.S. Employer
 of Incorporation or Organization)            Identification No.)

                           1420 PEACHTREE STREET, NE

                                   SUITE 800

                          ATLANTA, GEORGIA 30309-3002
              (Address of Principal Executive Offices -- Zip code)

                                 (404) 853-1000
              (Registrant's Telephone Number, Including Area Code)

                             ---------------------

       Securities to be registered pursuant to section 12(b) of the Act:

         TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED
         -------------------            ------------------------------
Common Stock, $.01 par value per share  New York Stock Exchange, Inc.
Preferred Stock Purchase Rights         New York Stock Exchange, Inc.

          Securities registered pursuant to Section 12(g) of the Act:

                                      NONE

                                EXPLANATORY NOTE

     THIS REGISTRATION STATEMENT HAS BEEN PREPARED ON A PROSPECTIVE BASIS ON THE ASSUMPTION THAT, AMONG OTHER THINGS, THE DISTRIBUTION (AS DEFINED IN THE INFORMATION STATEMENT WHICH IS A PART OF THIS REGISTRATION STATEMENT) AND THE RELATED TRANSACTIONS CONTEMPLATED TO OCCUR PRIOR TO OR CONTEMPORANEOUSLY WITH THE DISTRIBUTION WILL BE CONSUMMATED AS CONTEMPLATED BY THE INFORMATION STATEMENT. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY OR ALL OF SUCH TRANSACTIONS WILL OCCUR OR WILL OCCUR AS SO CONTEMPLATED. ANY SIGNIFICANT MODIFICATIONS OR VARIATIONS IN THE TRANSACTIONS CONTEMPLATED WILL BE REFLECTED IN AN AMENDMENT OR SUPPLEMENT TO THIS REGISTRATION STATEMENT.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                CROSS REFERENCE


                              ACUITY BRANDS, INC.



   CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10


I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE




ITEM
NO.               ITEM CAPTION                    LOCATION IN INFORMATION STATEMENT
----  -------------------------------------  --------------------------------------------
   1  Business.............................  "SUMMARY;" "MANAGEMENT'S DISCUSSION AND
                                             ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                             OF OPERATIONS;" and "ACUITY'S BUSINESSES."
   2  Financial Information................  "HISTORICAL AND PRO FORMA COMBINED
                                             CAPITALIZATION OF ACUITY;" "PRO FORMA
                                             FINANCIAL INFORMATION;" "SELECTED FINANCIAL
                                             DATA OF ACUITY;" "MANAGEMENT'S DISCUSSION
                                             AND ANALYSIS OF FINANCIAL CONDITION AND
                                             RESULTS OF OPERATIONS;" and "COMBINED
                                             FINANCIAL STATEMENTS."
   3  Properties...........................  "ACUITY'S BUSINESSES -- Properties."
   4  Security Ownership of Certain
      Beneficial Owners and Management.....  "BENEFICIAL OWNERSHIP OF ACUITY SHARES."
   5  Directors and Executive Officers.....  "ACUITY'S MANAGEMENT."
   6  Executive Compensation...............  "ACUITY'S MANAGEMENT."
   7  Certain Relationships and Related
      Transactions.........................  "SUMMARY;" "RELATIONSHIP BETWEEN NSI AND
                                             ACUITY FOLLOWING THE DISTRIBUTION;" and
                                             "ACUITY'S MANAGEMENT."
   8  Legal Proceedings....................  "ACUITY'S BUSINESSES -- Legal Proceedings."
   9  Market Price of and Dividends on the
      Registrant's Common Equity and
      Related Stockholder Matters..........  "SUMMARY;" "THE DISTRIBUTION -- Listing and
                                             Trading of the Acuity Shares;" and "DIVIDEND
                                             POLICIES."

ITEM
NO.               ITEM CAPTION                    LOCATION IN INFORMATION STATEMENT
----  -------------------------------------  --------------------------------------------
  11  Description of Registrant's
      Securities to be Registered..........  "DESCRIPTION OF ACUITY'S CAPITAL STOCK."
  12  Indemnification of Officers and
      Directors............................  "LIABILITY AND INDEMNIFICATION OF DIRECTORS
                                             AND OFFICERS."
  13  Financial Statements and
      Supplementary Data...................  "PRO FORMA FINANCIAL INFORMATION;" "SELECTED
                                             FINANCIAL DATA OF ACUITY;" and "COMBINED
                                             FINANCIAL STATEMENTS."


II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

     Item 10. Recent Sales of Unregistered Securities.

     On June 27, 2001, as part of its incorporation, the registrant issued 100 shares of its common stock, par value $.01 per share, to National Service Industries, Inc., (formerly NSI Enterprises, Inc.), a California corporation and wholly owned subsidiary of National Service Industries, Inc., a Delaware corporation ("NSI"), for total consideration of $100.00. The issuance was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, because it did not involve any public offering. NSI (or a subsidiary thereof) will be the registrant's sole stockholder until the consummation of the distribution described in the information statement. After such distribution, NSI and its subsidiaries will hold no capital stock of the registrant.

     Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

              None.

     Item 15. Financial Statements and Exhibits.

     (a) List of Financial Statements. The following financial statements are included in the information statement:

        Report of Independent Public Accountants.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Combined Balance Sheets as of August 31, 2001 and 2000.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Combined Statements of Income for the Years Ended August 31, 2001, 2000, and 1999.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Combined Statements of Parent's Equity and Comprehensive Income for the Years Ended August 31, 2001, 2000 and 1999.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Combined Statements of Cash Flows for the Years Ended August 31, 2001, 2000 and 1999.

        Report of Independent Public Accountants on Schedule II.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Schedule II -- Valuation and Qualifying Accounts for the Years Ended August 31, 2001, 2000 and 1999.

     (b) Exhibits. The following documents are filed as exhibits hereto:


 EXHIBIT
   NO.
 -------
 2.1**      --   Form of Agreement and Plan of Distribution.
 3.1**      --   Form of Restated Certificate of Incorporation of Acuity
                 Brands, Inc.
 3.2**      --   Amended and Restated By-Laws of Acuity Brands, Inc.
 4.1        --   Form of certificate representing Acuity Brands, Inc. common stock.
 4.2**      --   Form of Stockholder Protection Rights Agreement
10.1**      --   Form of Tax Disaffiliation Agreement.
10.2        --   Form of Transition Services Agreement.
10.3**      --   Form of Agreement and Plan of Distribution (see Exhibit
                 2.1).
10.4**      --   Form of Employee Benefits Agreement.
10.5**      --   Acuity Brands, Inc. Long-Term Incentive Plan.
10.6**      --   Acuity Brands, Inc. 2001 Nonemployee Directors' Stock Option
                 Plan.
10.7**      --   Form of Indemnification Agreement.
10.8**      --   Form of Severance Protection Agreement.
10.9**      --   Form of Lease Agreement
10.10**     --   Form of First Supplemental Indenture to Indenture dated as of January 26, 1999.
10.11**     --   Indenture dated as of January 26, 1999.
10.12**     --   Form of 6% Note due 2009.
10.13**     --   Form of 8.375% Note due August 1, 2010.
10.14**     --   Acuity Brands, Inc. Supplemental Deferred Savings Plan.
10.15**     --   Acuity Brands, Inc. Executives' Deferred Compensation Plan.
10.16**     --   Acuity Brands, Inc. Senior Management Benefit Plan.
10.17**     --   Acuity Brands, Inc. Nonemployee Director Deferred Stock Unit
                 Plan.
10.18**     --   Acuity Brands, Inc. Executive Benefits Trust.
10.19**     --   Acuity Brands, Inc. Supplemental Retirement Plan for
                 Executives.
10.20**     --   Acuity Brands, Inc. Management Compensation and Incentive
                 Plan.
10.21**     --   Acuity Brands, Inc. Benefits Protection Trust.

 EXHIBIT
   NO.
 -------
10.22(a)**  --   Form of Employment Letter Agreement between Acuity Brands,
                 Inc. and James S. Balloun (incorporated herein by reference to Exhibit 10(iii)A(2) of the Form 10-Q of National Service
                 Industries, Inc. for the quarter ended November 30, 1997).
10.22(b)**  --   Form of Employment Letter Agreement between Acuity Brands,
                 Inc. and Joseph G. Parham, Jr. (incorporated herein by
                 reference to Exhibit 10(iii)A(2) of the Form 10-Q of
                 National Service Industries, Inc. for the quarter ended May
                 31, 2000).
10.22(c)**  --   Assumption Letter of Acuity Brands, Inc., with respect to
                 Employment Letter Agreement between National Service
                 Industries, Inc. and James H. Heagle.
10.22(d)**  --   Employment Letter Agreement between National Service
                 Industries, Inc. and James H. Heagle, dated March 28, 2000.
10.23**     --   364-Day Revolving Credit Agreement, dated as of October 3,
                 2001 among L&C Spinco, Inc., the Subsidiary Borrowers from time to time parties thereto, the Lenders from time to time parties thereto, Bank One, N.A., as Administrative Agent,
                 Wachovia Bank, N.A., as Syndication Agent and SunTrust Bank
                 as Documentation Agent.
10.24       --   Form of Put Option Agreement.
21.1**      --   List of Subsidiaries.


-------------------------

 * To be filed by amendment.
** Previously filed.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ACUITY BRANDS, INC.


                                          By:      /s/ KENYON W. MURPHY
                                             -----------------------------------
                                                       Kenyon W. Murphy
                                                       Senior Vice President and
                                                       General Counsel


Date: November 9, 2001

[NSI LOGO]

                                                                          , 2001

Dear Fellow Stockholder:


     I am pleased to inform you that the board of directors of National Service Industries, Inc. ("NSI") has approved a pro rata distribution to NSI stockholders of 100% of the outstanding shares of common stock of Acuity Brands, Inc. ("Acuity"), which is currently a wholly owned subsidiary of NSI. Acuity will own and operate the lighting equipment and chemicals businesses of NSI.



     The distribution, commonly referred to as a "spin-off," will take place on November 30, 2001. Each NSI stockholder as of November 16, 2001, the record date for the distribution, will receive one Acuity share for every NSI share held on that date. Acuity's shares will be listed on the New York Stock Exchange under the symbol "AYI" following completion of the distribution.



     We believe that the distribution will meaningfully enhance value for NSI stockholders and will give Acuity the financial and operational flexibility to take advantage of significant growth opportunities in the lighting equipment and chemicals businesses. We believe that separating the two companies will enhance the ability of each of Acuity and NSI to focus on strategic initiatives and new business opportunities, as well as to improve cost structures and operating efficiencies and to design equity-based compensation programs targeted to its own performance. In addition, we expect that the transition to an independent company will heighten Acuity management's focus, provide Acuity with greater access to capital, and allow the investment community to better measure Acuity's performance relative to its peers.



     The enclosed information statement describes the distribution and provides important financial and other information about Acuity. Please read it carefully.



     You do not have to vote, or take any other action, to receive your Acuity shares. You will not be required to pay anything or to surrender your NSI shares. Account statements reflecting your ownership of Acuity shares will be mailed to record holders of NSI stock shortly after November 30, 2001. If you are not a record holder of NSI stock, your Acuity shares should be credited to your account with your stockbroker or nominee on or about November 30, 2001. Following the distribution, you may also request physical stock certificates if you wish. Information for making that request will be furnished with your account statement.


                                          Sincerely,

                                          James S. Balloun
                                          Chairman and Chief Executive Officer

                 SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2001



               INFORMATION STATEMENT RELATING TO THE SPIN-OFF OF



                              ACUITY BRANDS, INC.


                     FROM NATIONAL SERVICE INDUSTRIES, INC.

                                  Common Stock

                           (Par Value $.01 Per Share)


     National Service Industries, Inc. ("NSI") is sending you this information statement to describe the pro rata distribution (or "spin-off") to NSI stockholders of 100% of the outstanding common stock of Acuity Brands, Inc. ("Acuity"). In this distribution, you will receive one share of Acuity common stock, together with an associated preferred stock purchase right, for every share of NSI common stock that you hold at the close of business on November 16, 2001. Immediately following the distribution, NSI and its subsidiaries will not own any shares of Acuity, and Acuity will be an independent public company. See "The Distribution" beginning on page 19.



     Acuity is currently a wholly owned subsidiary of NSI and will own and operate the lighting equipment and chemicals businesses of NSI following the distribution. These businesses represented approximately 73% of NSI's consolidated assets and 78% of NSI's consolidated revenues as of and for the fiscal year ended August 31, 2001. See "Acuity's Businesses" beginning on page
45. Following the distribution, NSI's operations will consist of the textile rental and envelope businesses.



     The distribution of Acuity shares will be effected at 11:59 p.m., New York City time, on November 30, 2001. You do not have to vote or take any other action to receive your Acuity shares. You will not be required to pay anything or to surrender your NSI shares. The Acuity shares will be distributed by book entry. The number of NSI shares that you own will not change as a result of the distribution.



     There is no current public trading market for the Acuity shares, although a "when-issued" trading market will likely develop prior to completion of the distribution. Acuity's shares will be listed on the New York Stock Exchange under the symbol "AYI" following completion of the distribution. See "The Distribution -- Listing and Trading of the Acuity Shares" beginning on page 21.

                           -------------------------
     NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. NSI IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY OR YOUR SHARE CERTIFICATES.


     AS YOU REVIEW THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 9 IN EVALUATING THE BENEFITS AND RISKS OF HOLDING OR DISPOSING OF THE ACUITY SHARES YOU WILL RECEIVE IN THE DISTRIBUTION.



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION
                       OF AN OFFER TO BUY ANY SECURITIES.

          THE DATE OF THIS INFORMATION STATEMENT IS           , 2001.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Questions and Answers About the Distribution................    i
Summary.....................................................    1
Cautionary Statement Regarding Forward-Looking Statements...    7
Risk Factors................................................    9
The Distribution............................................   19
Relationship Between NSI and Acuity Following the
  Distribution..............................................   27
Financing Arrangements for Acuity...........................   32
Historical and Pro Forma Combined Capitalization of
  Acuity....................................................   33
Dividend Policies...........................................   34
Pro Forma Financial Information.............................   35
Selected Financial Data of Acuity...........................   36
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   37
Acuity's Businesses.........................................   45
Acuity's Management.........................................   55
Beneficial Ownership of Acuity Shares.......................   74
Description of Acuity's Capital Stock.......................   76
Certain Anti-Takeover Provisions of Acuity's Certificate of
  Incorporation, Bylaws and Rights Agreement and Delaware
  Law.......................................................   79
Liability and Indemnification of Directors and Officers.....   87
Independent Public Accountants..............................   88
Additional Information......................................   89
Index to Combined Financial Statements......................  F-1

                  QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION


     The following section answers various questions that you may have with respect to the pro rata distribution to NSI stockholders of 100% of the outstanding shares of Acuity common stock. We refer to this distribution in this information statement as the "Distribution."


Q: WHEN WILL THE DISTRIBUTION OCCUR?


A: NSI currently anticipates completing the Distribution on November 30, 2001.


Q: WHAT WILL I RECEIVE AS A RESULT OF THE DISTRIBUTION?


A:For every share of NSI common stock that you own of record on November 16, 2001, you will receive one share of Acuity common stock. For example, if you own 100 shares of NSI common stock on November 16, 2001, you will receive 100 shares of Acuity common stock.



   NSI will distribute the Acuity shares by book entry. If you are a record holder of NSI stock, instead of physical stock certificates, you will receive from Acuity's transfer agent shortly after November 30, 2001 a statement of your book entry account for the Acuity shares distributed to you. Following the Distribution, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your account statement. If you own a fractional share of NSI common stock, you will receive a corresponding fractional share of Acuity common stock. If you are not a record holder of NSI stock because your shares are held on your behalf by your stockbroker or other nominee, your Acuity shares should be credited to your account with your stockbroker or nominee on or about November 30, 2001.



   You will also receive one preferred stock purchase right for each share of Acuity common stock that you receive. These rights are similar to the preferred stock purchase rights associated with your existing shares of NSI common stock and may have certain anti-takeover effects similar to NSI's current preferred stock purchase rights. See "The Distribution -- Manner of Effecting the Distribution" beginning on page 20, "Risk Factors -- Certain Provisions of Acuity's Certificate of Incorporation, Bylaws and Rights Plan and the Tax Disaffiliation Agreement May Discourage Takeovers" beginning on page 17 and "Certain Anti-Takeover Provisions of Acuity's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware Law" beginning on page 79.



Q: WHAT DO I HAVE TO DO TO RECEIVE MY ACUITY SHARES?



A:Nothing. Your Acuity shares will be either reflected in an account statement that Acuity's transfer agent will send to you shortly after November 30, 2001 or credited to your account with your broker or nominee on or about November 30, 2001.



Q: WHEN WILL I RECEIVE MY ACUITY SHARES?



A:If you hold your NSI shares in your own name, your account statement will be mailed to you on or about November 30, 2001. You should allow several days for the mail to reach you.



   If you hold your NSI shares through your stockbroker, bank or other nominee, you are probably not a stockholder of record and your receipt of Acuity shares depends on your arrangements with the nominee that holds your NSI shares for you. NSI anticipates that stockbrokers and banks generally will credit their customers' accounts with Acuity shares on or about November 30, 2001, but you should check with your stockbroker, bank or other nominee. See "The Distribution -- Manner of Effecting the Distribution" beginning on page 20.


Q: HOW WILL THE DISTRIBUTION AFFECT THE MARKET PRICE OF MY NSI SHARES?


A:Following the Distribution, NSI expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "NSI." As a result of the Distribution, the trading price of NSI shares immediately following the Distribution will be substantially lower than immediately prior to the Distribution. The lighting equipment and chemicals businesses represented approximately 73% of NSI's consolidated assets and 78% of NSI's consolidated revenues as of and for the fiscal year ended August 31, 2001. Until the market has fully analyzed the operations of NSI without these businesses, the price of NSI shares may fluctuate significantly. See "The Distribution -- Listing and Trading of the Acuity Shares" beginning on page 21.



Q: WHERE WILL MY ACUITY SHARES BE TRADED?



A:Acuity's shares will be listed on the New York Stock Exchange under the symbol
  "AYI" following completion of the Distribution. Trading of the Acuity shares will commence on a when-issued basis prior to the Distribution. See "The Distribution -- Listing and Trading of the Acuity Shares" beginning on page 21.



Q: WHAT IF I WANT TO SELL MY NSI SHARES OR MY ACUITY SHARES?



A:You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. NSI does not make recommendations on the purchase, retention or sale of shares of NSI common stock or Acuity common stock.



   If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your NSI common stock or your Acuity common stock, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.



   There is not currently a public market for the Acuity common stock, although a when-issued market will likely develop prior to completion of the Distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though when-issued trading will likely develop, none of these trades would settle prior to the effective date of the Distribution, and if the Distribution does not occur, all when-issued trading will be null and void. On the first trading day following the date of the Distribution, when-issued trading in respect of Acuity's common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. Acuity's shares will be listed on the New York Stock Exchange under the symbol "AYI."



   NSI's common stock may also trade on a when-issued basis on the New York Stock Exchange, reflecting an assumed post-Distribution value for NSI common stock. When-issued trading in NSI common stock, if available, could last from on or about the record date through the effective date of the Distribution. If when-issued trading in NSI common stock is available, NSI stockholders may trade their existing NSI common stock prior to the effective date of the Distribution in either the when-issued market or in the regular market for NSI common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of NSI common stock the Acuity common stock that he receives in the Distribution. If a stockholder trades in the regular market, the shares of NSI common stock traded will be accompanied by due bills representing the

   Acuity common stock to be distributed in the Distribution. If when-issued trading in NSI common stock is not available, neither the NSI common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the Distribution.



   If a when-issued market for NSI common stock develops, an additional listing for NSI common stock will appear on the New York Stock Exchange. Differences will likely exist between the combined value of when-issued Acuity common stock plus when-issued NSI common stock and the price of NSI common stock during this period.



   Sales of NSI common stock with the right to receive shares of Acuity common stock should generally settle in the customary three business day settlement period. Sales of NSI common stock without the right to receive shares of the Acuity common stock and sales of Acuity common stock without the right to receive NSI common stock are expected to settle four business days following the date account statements for the Acuity shares are mailed. You should check with your stockbroker, bank or other nominee for details. See "The Distribution -- Listing and Trading of the Acuity Shares" beginning on page 21.


Q: HOW WILL THE DISTRIBUTION AFFECT THE AMOUNT OF DIVIDENDS I CURRENTLY RECEIVE
   ON MY NSI SHARES?


A:It is anticipated that following the Distribution, Acuity initially will pay quarterly cash dividends which, on an annual basis, will equal $.60 per share, and NSI initially will pay quarterly cash dividends which, on an annual basis, will equal $.04 per share. Therefore, it is anticipated that the aggregate cash dividends payable by Acuity and NSI after the Distribution, taken together, in respect of (1) shares of NSI common stock held on the Distribution date and (2) shares of Acuity common stock received in the Distribution will be substantially less than the annual rate of the cash dividend previously paid on NSI common stock of $1.32 per share. In anticipation of the expected dividend policies of the companies, NSI paid a quarterly dividend of $.16 per share on October 31, 2001, which on an annual basis equals the $.64 per share combined dividend expected to be paid by NSI and Acuity after the Distribution. However, no formal action has been taken with respect to future dividends, and the declaration and payment of dividends by Acuity and NSI will be at the sole discretion of their respective boards of directors. See "Dividend Policies" on page 34.



Q: WILL I HAVE TO PAY TAXES ON THE ACUITY SHARES THAT I RECEIVE?



A:NSI and Acuity intend for the Distribution to be tax-free for U.S. federal income tax purposes. The Distribution is conditioned upon the receipt by each of NSI and Acuity of opinions from each of King & Spalding, counsel to NSI, and Ernst & Young LLP, special tax advisor to NSI, that, for U.S. federal income tax purposes, the receipt of Acuity shares by NSI stockholders will be tax-free. Neither NSI nor Acuity has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution. The opinions of King & Spalding and Ernst & Young LLP are subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by NSI and Acuity and certain other data, documentation and other materials that each of King & Spalding and Ernst & Young LLP deemed necessary for purposes of their respective opinions. These opinions represent the views of King & Spalding and Ernst & Young LLP as to the interpretation of existing tax law and, accordingly, such opinions are not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinions. You may have to pay taxes if you sell your Acuity or NSI shares. You are advised to consult your own tax advisor as to the specific tax consequences of the

   Distribution. See "Risk Factors -- Failure to Qualify as a Tax-Free Transaction Could Result in Substantial Liability" beginning on page 11 and "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 23.


Q: WILL THERE BE ANY CHANGE IN THE UNITED STATES FEDERAL TAX BASIS OF MY NSI
   SHARES AS A RESULT OF THE DISTRIBUTION?


A:Yes, your tax basis in your NSI shares will be reduced. If you are the record holder of your NSI shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your NSI shares, as well as the tax basis for your Acuity shares. If you are not the record holder of your NSI shares because your shares are held on your behalf by your stockbroker or other nominee, you should contact your stockbroker or nominee for help in determining the tax basis for your NSI shares, as well as the tax basis for your Acuity shares. See "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 23.


Q: WHERE CAN I GET MORE INFORMATION?

A:If you have any questions relating to the mechanics of the Distribution and the delivery of account statements, you can contact the Distribution Agent:

          Wells Fargo Bank Minnesota, N.A.
          Shareowner Services
          Shareowner Relations Department
          P.O. Box 64854
          South St. Paul, Minnesota 55075-1139
          Phone: 1-800-468-9716


   For other questions related to the Distribution, NSI or Acuity, please call the National Service Industries, Inc. Stockholder Hotline:




          1-800-277-6094


          Available until December 19th


          Monday through Friday


          (except November 22nd


          and November 23rd)



   After the Distribution, Acuity stockholders with inquiries relating to the Distribution or their Acuity Shares should contact:


          Wells Fargo Bank Minnesota, N.A.
          Shareowner Services
          Shareowner Relations Department
          P.O. Box 64854
          South St. Paul, Minnesota 55075-1139
          Phone: 1-800-468-9716

   After the Distribution, NSI stockholders with inquiries relating to the Distribution or their investment in NSI should contact:

          National Service Industries, Inc.
          1420 Peachtree Street, NE
          Atlanta, Georgia 30309
          Attention: Investor Relations

          (404)853-1405

                                    SUMMARY


     This summary highlights selected information contained elsewhere in this information statement. It is not complete and may not contain all of the information that is important to you. To better understand the Distribution and Acuity, you should read this entire information statement carefully, including the risks described beginning on page 9 and the financial statements and the notes thereto beginning on page F-1.


                       WHY NSI SENT THIS DOCUMENT TO YOU


     National Service Industries, Inc. ("NSI") sent you this document because you were an owner of NSI common stock on November 16, 2001. This entitles you to receive a pro rata distribution of one share of common stock of Acuity Brands, Inc. ("Acuity"), which is currently a wholly owned subsidiary of NSI, for every NSI share you owned on that date. This distribution, frequently referred to as a "spin-off," is referred to in this information statement as the "Distribution." No action is required on your part to participate in the Distribution and you do not have to pay cash or other consideration to receive your Acuity shares.



     This document describes Acuity's businesses, the relationship between NSI and Acuity, and how this transaction benefits NSI and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Acuity shares that you will receive in the Distribution. You should be aware of certain risks relating to the Distribution and Acuity's businesses, which are described in this document beginning on page 9.



                              ACUITY'S BUSINESSES



     Acuity will own and operate the lighting equipment and chemicals businesses of NSI. These businesses represented approximately 73% of NSI's consolidated assets and 78% of NSI's consolidated revenues as of and for the fiscal year ended August 31, 2001. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses.


LIGHTING EQUIPMENT


     Acuity's lighting equipment business, Acuity Lighting Group, includes Lithonia Lighting and Holophane. Management of Acuity believes that the lighting equipment business is the world's largest manufacturer of lighting fixtures for both new construction and renovation. Products include a full range of indoor and outdoor lighting for commercial and institutional, industrial and residential applications. Lighting products are manufactured in the United States, Canada, Mexico, and Europe and are marketed under numerous brand names, including Lithonia, Holophane(R), Home-Vue(R), Light Concepts(R), Gotham(R), Hydrel(R), Peerless(R), Antique Street Lamps, and Reloc(R).


     Principal customers include wholesale electrical distributors, retail home centers, and lighting showrooms located in North America and select international markets. In North America, the lighting equipment business's products are sold through independent sales agents and factory sales representatives who cover specific geographic areas and market segments. Products are delivered through a network of distribution centers, regional warehouses, and commercial warehouses using both common carriers and a company-owned truck fleet. For international customers, the lighting equipment business employs a sales force that adopts distribution methods to meet individual customer or country requirements. In fiscal 2001, North American sales accounted for more than 97% of the lighting equipment business's gross sales.

CHEMICALS


     Acuity's chemicals business, Acuity Specialty Products Group, includes Zep Manufacturing, Enforcer Products, and Selig Industries. The business is a leading provider of specialty chemical products in the institutional and industrial (I&I) and retail markets. Products include cleaners, sanitizers, disinfectants, polishes, floor finishes, degreasers, deodorizers, pesticides, insecticides, and herbicides. Zep Manufacturing manufactures products in four North American plants and two European plants. Enforcer operates a manufacturing facility in Georgia.



     The chemicals business provides products to customers primarily in North America and Western Europe. In fiscal 2001, North American sales accounted for approximately 91% of the business's gross sales. Zep Manufacturing and Selig Industries serve a range of institutional and industrial customers, from small sole proprietorships to Fortune 1000 corporations. Individual markets in the non-retail channel include automotive, vehicle wash, food, aviation, industrial manufacturing, and contract cleaners and are serviced through a direct commissioned sales force. Enforcer provides Enforcer-branded products and Zep-branded products to retail channels such as home centers, hardware stores, mass merchandisers, and drug stores.


                                THE DISTRIBUTION

Distributing Company............    National Service Industries, Inc., a
                                    Delaware corporation.


Distributed Company.............    Acuity Brands, Inc., a Delaware corporation.



Primary Purposes of
Distribution....................    NSI's board of directors and management
                                    believe that separating the lighting
                                    equipment and chemicals businesses from the rest of NSI's operations will enhance value for NSI stockholders and give Acuity the financial and operational flexibility to take advantage of significant growth opportunities in the lighting equipment and chemicals business. NSI's board of directors and management believe that the Distribution will enhance the ability of each of Acuity and NSI to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, NSI's board of directors believes that the transition to an independent company will heighten Acuity management's focus, provide Acuity with greater access to capital, and allow the investment community to measure Acuity's performance rela-tive to its peers. The lighting equipment and chemicals businesses also have some important traits in common that make these businesses distinct from NSI's other operations with respect to markets, products, capital needs and plans for growth. For a more detailed discussion of the reasons for the Distribution, see "The
                                    Distribution -- Reasons for the
                                    Distribution" beginning on page 19.



Acuity Shares to be
Distributed.....................    NSI will distribute to NSI stockholders an
                                    aggregate of approximately 41,311,469 shares of common stock, par value $.01 per share, of Acuity (together with the associated preferred stock purchase rights, the "Acuity
                                    Shares"), based on approximately 41,311,469
                                    NSI shares outstanding on November 7, 2001.
                                    The Acuity Shares to be distributed will constitute 100% of the Acuity Shares outstanding after the Distribution.
                                    Immediately following the Distribution, NSI and its subsidiaries will not own any Acuity
                                    Shares and Acuity will be an independent public company.



Trading Market and Symbol.......    There is no current trading market for the
                                    Acuity Shares, although a when-issued market will likely develop prior to completion of the Distribution. The Acuity Shares will be listed on the New York Stock Exchange under the symbol "AYI" following completion of the Distribution. See "The
                                    Distribution -- Listing and Trading of the
                                    Acuity Shares" beginning on page 21.



Record Date.....................    If you owned NSI shares at the close of
                                    business on November 16, 2001 (the "Record
                                    Date"), then you will receive Acuity Shares in the Distribution.



Distribution Date...............    The Distribution will occur at 11:59 p.m.,
                                    New York City time, on November 30, 2001
                                    (the "Distribution Date"). If you are a
                                    record holder of NSI stock, instead of
                                    physical stock certificates you will receive from Acuity's transfer agent shortly after November 30, 2001 a statement of your book entry account for the Acuity Shares distributed to you. Following the
                                    Distribution, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your account statement. If you are not a record holder of NSI stock because such shares are held on your behalf by your stockbroker or other nominee, your Acuity
                                    Shares should be credited to your account with your stockbroker or other nominee on or about November 30, 2001.

Distribution Ratio..............    You will receive one Acuity Share for every
                                    NSI share you held on the Record Date.


Distribution Agent..............    Wells Fargo Bank Minnesota, N.A.


Transfer Agent and Registrar for
the Acuity Shares...............    Wells Fargo Bank Minnesota, N.A.



Fractional Share Interests......    Fractional Acuity Shares will be issued in
                                    the Distribution. You will be entitled to receive a fractional Acuity Share only if you own a fractional share of NSI common stock as of the Record Date. See "The
                                    Distribution -- Manner of Effecting the
                                    Distribution" beginning on page 20.



Tax Consequences................    NSI and Acuity intend for the Distribution
                                    to be tax-free for U.S. federal income tax purposes. The Distribution is conditioned upon the receipt by each of NSI and Acuity of opinions from each of King & Spalding, counsel to NSI, and Ernst & Young LLP, special tax advisor to NSI, that, for U.S.
                                    federal income tax purposes, the receipt of Acuity shares by NSI stockholders will be tax-free. See "Risk Factors -- Failure to
                                    Qualify as a Tax-Free Transaction Could
                                    Result in Substantial Liability" beginning on page 11 and "The Distribution -- Federal
                                    Income Tax Consequences of the Distribution" beginning on page 23.



Relationship with NSI After the
  Distribution..................    Prior to the Distribution, NSI and Acuity
                                    have entered or will enter into agreements to transfer to Acuity selected assets and liabilities of NSI related to Acuity's business, to arrange for the temporary continued provision of certain services by each company to the other, to make arrangements for the Distribution and to define the ongoing relationships between NSI and Acuity. Acuity will lease office space from NSI on a temporary basis after the Distribution, and the companies will provide certain services to each other on a transitional basis. NSI will also have the right to require Acuity to purchase the NSI headquarters building during a one-year period beginning on June 1, 2002. In addition, NSI and Acuity will enter into an agreement providing for the sharing of taxes incurred by them prior to the Distribution and providing certain indemnification rights with respect to tax matters. After the Distribution, NSI and Acuity will not have any other material contracts or other arrangements between them other than arrangements made on an arm's length basis. See "Relationship Between NSI and
                                    Acuity Following the Distribution" beginning on page 27.



Board of Directors of Acuity....    After the Distribution, Acuity is expected
                                    to have an initial board of six directors, classified into three classes. After their initial term, directors of each class will serve three-year terms. Each person expected to serve on Acuity's initial board of directors is currently a director of NSI and is expected to resign from NSI's board as of the Distribution Date. See "Acuity's
                                    Management" beginning on page 55.



Management of Acuity............    Certain of NSI's current executive officers
                                    (including the current senior management of the lighting equipment and chemicals businesses), together with a newly hired chief financial officer, will serve as executive officers of Acuity after the Distribution. Each such NSI executive officer is expected to resign his position with NSI as of the Distribution Date. See
                                    "Acuity's Management" beginning on page 55.



Debt............................    Prior to the Distribution, Acuity is
                                    expected to assume or refinance all but
                                    approximately $5 million of NSI's total
                                    outstanding debt including all of the
                                    indebtedness under (1) NSI's indenture
                                    relating to the $200 million principal
                                    amount 8.375% Notes due August 1, 2010, and the $160 million principal amount 6% Notes due February 1, 2009, and (2) NSI's $150 million receivables facility. In October
                                    2001, Acuity also entered into an unsecured credit facility and may establish a commercial paper program that will be supported by the credit facility. The credit facility contains, among other terms, conditions precedent, covenants, representations and warranties, mandatory and voluntary prepayment provisions and events of default customary for similar facilities. See "Financing Arrangements for
                                    Acuity" on page 32.



Post-Distribution
  Dividend Policies.............    It is anticipated that following the
                                    Distribution, Acuity initially will pay
                                    quarterly cash dividends which, on an annual basis, will equal $.60 per share, and NSI initially will pay quarterly cash dividends which, on an annual basis, will equal $.04 per share. Therefore, the aggregate cash dividends payable by Acuity and NSI after the Distribution, taken together, in respect of (1) shares of NSI common stock held on the

                                    Distribution Date and (2) Acuity Shares
                                    received in the Distribution will be
                                    substantially less than the annual rate of the cash dividend previously paid on NSI common stock of $1.32 per share. In anticipation of the expected dividend policies of the companies, NSI paid a quarterly dividend of $.16 per share on October 31, 2001, which on an annual basis equals the $.64 per share combined dividend expected to be paid by NSI and Acuity after the Distribution. However, no formal action has been taken with respect to future dividends and the declaration and payment of dividends by Acuity and NSI will be at the sole discretion of their respective boards of directors. See "Dividend Policies" on page 34.



Certain Anti-takeover
  Effects.......................    Certain provisions of Acuity's certificate
                                    of incorporation and bylaws may have the effect of making the acquisition of control of Acuity in a transaction not approved by Acuity's board of directors more difficult.
                                    The stockholder protection rights agreement that Acuity will enter into in connection with the Distribution also would make such a transaction more difficult. Moreover, certain provisions of the agreement providing for certain tax disaffiliation and other tax-related matters that Acuity will enter into in connection with the Distribution could discourage potential acquisition proposals. See "Risk Factors --
                                    Certain Provisions of Acuity's Certificate of Incorporation, Bylaws and Rights Plan and the Tax Disaffiliation Agreement May
                                    Discourage Takeovers" beginning on page 17 and "Certain Anti-Takeover Provisions of
                                    Acuity's Certificate of Incorporation,
                                    Bylaws and Rights Agreement and Delaware
                                    Law" beginning on page 79.



Risk Factors....................    You should review the risks relating to the
                                    Distribution and Acuity's businesses
                                    described in "Risk Factors" beginning on page 9.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


     This information statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Acuity and NSI base these forward-looking statements on their respective expectations and projections about future events, which Acuity and NSI have derived from the information currently available to them. In addition, from time to time, Acuity or NSI or their representatives may make forward-looking statements orally or in writing. Furthermore, forward-looking statements may be included in Acuity's and NSI's filings with the Securities and Exchange Commission or press releases or oral statements made by or with the approval of one of their executive officers. For each of these forward-looking statements, Acuity and NSI claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or Acuity's or NSI's future performance, including but not limited to:


     - benefits resulting from the spin-off;

     - possible or assumed future results of operations;


     - future revenue and earnings; and


     - business and growth strategies.


     Forward-looking statements are those that are not historical in nature, particularly those that use terminology such as "may," "could," "will," "should," "likely," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors with respect to Acuity or NSI: (1) the uncertainty of general business and economic conditions, including the potential for a more severe slowdown in non-residential construction, interest rate changes, and fluctuations in commodity and raw material prices or foreign currency rates; (2) the impact of competition, both expected and unexpected; (3) unexpected developments and outcomes in either company's legal and environmental proceedings; (4) the risk that underlying assumptions or expectations related to the Distribution prove to be inaccurate or unrealized; (5) either company's inability to realize the anticipated benefits of strategic and operational initiatives related to increased productivity, new product development, technological advances, cost synergies, the consolidation of the company's chemical businesses, sourcing, decreases in net working capital, and the achievement of sales growth across the business segments; and (6) those described under "Risk Factors" beginning on page 9.



     Forward-looking statements are only predictions and speak only as of the date they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking events discussed in this information statement and other statements made from time to time by Acuity or NSI or their representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about Acuity and NSI. Except for their ongoing obligations to disclose material information as required by the federal securities laws, Acuity and NSI are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this information statement and in other statements made from time to time by Acuity or NSI or their representatives might not occur.

                                  RISK FACTORS


     You should carefully consider each of the following risk factors and all of the other information in this information statement. The following risks relate principally to the Distribution and Acuity's businesses. The risks and uncertainties described below are not the only ones Acuity will face. Additional risks and uncertainties not presently known to Acuity or that it currently believes to be immaterial may also adversely affect Acuity's businesses.



     If any of the following risks and uncertainties develops into actual events, the business, financial condition or results of operations of Acuity could be materially adversely affected. If that happens, the trading prices of Acuity Shares could decline significantly.



     The risk factors below contain forward-looking statements regarding the Distribution and Acuity. Actual results could differ materially from those set forth in the forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 7.


RISKS RELATING TO THE DISTRIBUTION

THE DISTRIBUTION WILL CAUSE THE TRADING PRICE OF NSI COMMON STOCK TO DECLINE SIGNIFICANTLY


     Following the Distribution, NSI expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "NSI." As a result of the Distribution, the trading price of NSI common stock immediately following the Distribution will be substantially lower than the trading price of NSI common stock immediately prior to the Distribution. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses. These businesses represented approximately 27% of NSI's consolidated assets and 22% of NSI's consolidated revenues as of and for the fiscal year ended August 31, 2001. Further, the combined trading prices of NSI common stock and the Acuity Shares after the Distribution may be less than the trading price of NSI common stock immediately prior to the Distribution.


SUBSTANTIAL SALES OF NSI COMMON STOCK MAY HAVE AN ADVERSE IMPACT ON THE TRADING PRICE OF THE NSI COMMON STOCK


     After the Distribution, some NSI stockholders may decide that they do not want shares in a company consisting of textile rental and envelope businesses, and may sell their NSI common stock following the Distribution. Additionally, it is expected that NSI will no longer be included in the S&P 500 Index. It is expected that some stockholders, including certain mutual funds, will sell their NSI common stock on this basis alone. If NSI stockholders sell large numbers of shares of NSI common stock over a short period of time, or if investors anticipate large sales of NSI common stock over a short period of time, this could adversely affect the trading price of the NSI common stock.



SUBSTANTIAL SALES OF ACUITY SHARES MAY HAVE AN ADVERSE IMPACT ON THE TRADING PRICE OF THE ACUITY SHARES



     Based on the number of shares of NSI common stock outstanding on November 7, 2001, NSI will distribute to NSI's stockholders a total of approximately 41,311,469 Acuity

Shares. Under the United States federal securities laws, all of these shares may be resold immediately in the public market, except for Acuity Shares held by affiliates of Acuity. Some of the NSI stockholders who receive Acuity Shares may decide that they do not want shares in a company consisting of lighting equipment and chemicals businesses, and may sell their Acuity Shares following the Distribution. Acuity cannot predict whether stockholders will resell large numbers of Acuity Shares in the public market following the Distribution or how quickly they may resell these Acuity Shares. If Acuity stockholders sell large numbers of Acuity Shares over a short period of time, or if investors anticipate large sales of Acuity Shares over a short period of time, this could adversely affect the trading price of the Acuity Shares.


THERE CAN BE NO ASSURANCE THAT AN ACTIVE TRADING MARKET FOR NSI COMMON STOCK WILL RETURN

     Even though NSI is currently a publicly held company, there can be no assurance as to whether an active trading market for NSI common stock will be maintained after the Distribution or as to the prices at which the NSI common stock will trade. Some NSI stockholders may decide that they do not want shares in a company consisting of textile rental and envelope businesses, and may sell their NSI common stock following the Distribution. Additionally, it is expected that NSI will no longer comprise part of the S&P 500 Index. It is expected that some stockholders, including certain mutual funds, will sell their NSI common stock on this basis alone. These and other factors may delay or hinder the return to an orderly trading market in the NSI common stock following the Distribution. Whether an active trading market for NSI common stock will be maintained after the Distribution and the prices for NSI common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, NSI's results of operations, what investors think of NSI and the textile rental and envelope industries, the amount of dividends that NSI pays, changes in economic conditions in the textile rental and envelope industries and general economic and market conditions. Market fluctuations could have a material adverse impact on the trading price of the NSI common stock.


THERE HAS NOT BEEN ANY PRIOR TRADING MARKET FOR THE ACUITY SHARES



     There is no current trading market for the Acuity Shares, although a when-issued trading market will likely develop prior to completion of the Distribution. The Acuity Shares will be listed on the New York Stock Exchange under the symbol "AYI" following completion of the Distribution.



     There can be no assurance as to whether the Acuity Shares will be actively traded or as to the prices at which the Acuity Shares will trade. Although NSI has been a part of the S&P 500 Index, there can be no assurance that Acuity will become a part of the S&P 500 Index. Some of the NSI stockholders who receive Acuity Shares may decide that they do not want shares in a company consisting of lighting equipment and chemicals businesses, and may sell their Acuity Shares following the Distribution. This may delay the development of an orderly trading market in the Acuity Shares for a period of time following the Distribution. Until the Acuity Shares are fully distributed and an orderly market develops, the prices at which the Acuity Shares trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for Acuity Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Acuity's results of operations, what investors think of Acuity and the lighting equipment and chemicals industries, the amount of dividends that Acuity pays, changes in economic conditions in the lighting equipment and chemicals industries and general economic and market conditions. Market fluctuations could have a material adverse impact on the trading price of the Acuity Shares.


FAILURE TO QUALIFY AS A TAX-FREE TRANSACTION COULD RESULT IN SUBSTANTIAL
LIABILITY


     NSI and Acuity intend for the Distribution to be tax-free for U.S. federal income tax purposes. The Distribution is conditioned upon the receipt by each of NSI and Acuity of opinions from each of King & Spalding, counsel to NSI, and Ernst & Young LLP, special tax advisor to NSI, that for U.S. federal income tax purposes the receipt of Acuity Shares by NSI stockholders will be tax-free. Neither NSI nor Acuity has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution. The opinions of King & Spalding and Ernst & Young LLP are subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by NSI and Acuity and certain other data, documentation and other materials that each of King & Spalding and Ernst & Young LLP deemed necessary for purposes of their respective opinions. If these assumptions and factual representations were incorrect or incomplete in a material respect, the conclusions set forth in the opinions may not be correct. These opinions represent the views of King & Spalding and Ernst & Young LLP as to the interpretation of existing tax law and accordingly, such opinions are not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinions.



     If the Distribution does not qualify for tax-free treatment, a substantial corporate tax would be payable by the consolidated group of which NSI is the common parent measured by the difference between (1) the aggregate fair market value of the Acuity Shares on the Distribution Date and (2) NSI's adjusted tax basis in the Acuity Shares on the Distribution Date. The corporate level tax would be payable by NSI. However, Acuity has agreed under certain circumstances to indemnify NSI for all or a portion of this tax liability. This indemnification obligation, if triggered, could have a material adverse effect on the results of operations and financial position of Acuity. In addition, under the applicable treasury regulations, each member of NSI's consolidated group (including Acuity) is severally liable for such tax liability.



     Furthermore, if the Distribution does not qualify as tax-free, each NSI stockholder who receives Acuity Shares in the Distribution would be taxed as if he had received a cash dividend equal to the fair market value of his Acuity Shares on the Distribution Date.



     Even if the Distribution qualifies as tax-free, NSI could nevertheless incur a substantial corporate tax liability under Section 355(e) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code" or the "Code"), if NSI or Acuity were to undergo a change in control (whether by acquisition, additional share issuance or otherwise) pursuant to a plan or series of related transactions which include the Distribution. Any transaction which occurs within the four-year period beginning two years prior to the Distribution is presumed to be part of a plan or series of related transactions which includes the Distribution unless NSI establishes otherwise. Under certain circumstances, Acuity would be obligated to indemnify NSI for all or a portion of this substantial corporate tax liability under the tax disaffiliation agreement. This indemnifica-tion obligation would have a material adverse effect on the results of operations and financial position of Acuity.


CREDITORS OF NSI MAY CHALLENGE THE DISTRIBUTION AS A FRAUDULENT CONVEYANCE


     On November 7, 2001, the NSI board of directors made a determination, based on information provided by management and financial experts, that the Distribution is permissible under applicable dividend and solvency laws. There is no certainty, however, that a court would find the decision of the NSI board to be binding on creditors of NSI and Acuity or that a court would reach the same conclusions as the NSI board in determining whether NSI or Acuity was insolvent at the time of, or after giving effect to, the Distribution. If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that at the time NSI effected the Distribution, NSI or Acuity (1) was insolvent; (2) was rendered insolvent by reason of the Distribution; (3) was engaged in a business or transaction for which their respective remaining assets constituted unreasonably small capital; or (4) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the stockholders return the Acuity Shares (in whole or in part) to NSI or require Acuity to fund certain liabilities for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, NSI or Acuity would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures.



RISKS RELATING TO ACUITY



ACUITY'S BUSINESSES ARE DEPENDENT ON CYCLICAL INDUSTRIES



     A significant portion of the lighting equipment business's sales are made to customers in the new construction and renovation industries. These industries are cyclical in nature and subject to changes in general economic conditions. In addition, sales of the chemicals business are dependent on the needs of the retail, wholesale and industrial markets for its product line. Economic downturns and the potential declines in construction and demand for specialty chemicals may have a material adverse effect on Acuity's results of operations.



AN INCREASE IN THE PRICE OF RAW MATERIALS OR FINISHED GOODS COULD ADVERSELY AFFECT ACUITY'S OPERATIONS



     Acuity's businesses require certain raw materials for their products, including aluminum, plastics, electrical components, solvents, surfactants, certain grades of steel and glass. Acuity will purchase most of these raw materials on the open market and rely on third parties for the sourcing of finished goods. As such, the cost of products sold may be affected by changes in the market price of the above-mentioned raw materials or sourcing services and finished goods. Acuity does not expect to engage in commodity hedging transactions for raw materials. Significant increases in the prices of Acuity's products due to increases in the cost of raw materials or sourcing could have a negative effect on demand for products and on profitability, as well as a material adverse effect on Acuity's results of operations.

ACUITY'S BUSINESSES COULD SUFFER IN THE EVENT OF A WORK STOPPAGE OR INCREASED ORGANIZED LABOR ACTIVITY



     While Acuity management considers relations with employees to be generally good, there can be no assurance that Acuity will not experience work stoppages, strikes or slowdowns in the future. A prolonged work stoppage, strike or slowdown could have a material adverse effect on Acuity's results of operations. In addition, there can be no assurance that, upon expiration of any of existing collective bargaining agreements, new agreements will be reached without union action or that any new agreement will be on terms satisfactory to Acuity. Moreover, there can be no assurance that Acuity's non-union facilities will not become subject to labor union organizing efforts. If any current non-union facilities were to unionize, Acuity would incur increased risk of work stoppages, and possibly higher labor costs.



THE INDUSTRIES IN WHICH ACUITY WILL OPERATE ARE HIGHLY COMPETITIVE



     The industries in which Acuity will operate are highly competitive. Acuity will compete primarily on the basis of price, brand name recognition, product quality, and customer responsiveness. Main competitors in the lighting equipment industry include Cooper Industries, U.S. Industries and Genlyte Group. Competitors in the chemicals industry include Ecolab, Unilever/Diversey, NCH and SC Johnson.



     Many of these competitors offer products which are substantially identical to those to be offered by Acuity. As a result of competitive pressures, there can be no assurance that Acuity will be able to compete effectively or increase prices in the future. Price increases by Acuity, price reductions by competitors, decisions by Acuity with regard to maintaining profit margins rather than market share, or other competitive or market factors or strategies could adversely affect market share or results of operations. Competition could prevent the institution of price increases or could require price reductions or increased spending on research and development and marketing and sales which could adversely affect results of operations.



ADVERSE ECONOMIC CONDITIONS COULD AFFECT ACUITY'S ABILITY TO SERVICE DEBT



     Acuity's ability to service its indebtedness will depend on its future operating performance, which will be affected by prevailing economic conditions and financial and other factors, certain of which Acuity cannot control. While Acuity believes that future operating cash flow, together with financing arrangements, will be sufficient to finance current operating requirements, Acuity's leverage and debt service requirements may make Acuity more vulnerable to economic downturns. If Acuity could not service its indebtedness, it would be forced to pursue one or more alternative strategies such as reducing its capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital (which may substantially dilute the ownership interest of holders of Acuity Shares). There can be no assurance that Acuity can effect any of these strategies on satisfactory terms, if at all.

ACUITY STOCKHOLDERS MAY EXPERIENCE SIGNIFICANT DILUTION IF FUTURE EQUITY OFFERINGS ARE USED TO FUND OPERATIONS OR ACQUIRE COMPLEMENTARY BUSINESSES OR AS A RESULT OF OPTION EXERCISES



     If future acquisitions are financed through the issuance of equity securities, Acuity stockholders could experience significant dilution. In addition, securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of the Acuity Shares.



     In connection with the Distribution, Acuity will replace options held by NSI employees who become Acuity employees with options to purchase Acuity Shares. The actual number of shares subject to these options will be determined based on the relative trading prices of the NSI common stock and the Acuity Shares on the Distribution Date. Currently, Acuity anticipates that options to purchase approximately 4.8 million Acuity Shares will be outstanding immediately following the Distribution. The issuance of Acuity Shares upon the exercise of these options will result in dilution to the Acuity stockholders.



ACUITY IS DEPENDENT ON CERTAIN KEY PERSONNEL



     Acuity's success depends to a significant extent on the continued service of certain key management personnel. The loss or interruption of the services of Acuity's senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could also have an adverse effect on Acuity.



ACUITY HAS NO OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY AND MAY BE UNABLE TO OPERATE PROFITABLY AS A STAND-ALONE COMPANY



     Acuity does not have an operating history as an independent public company. Historically, since the businesses that comprise each of Acuity and NSI have been under one ultimate parent, they have been able to rely, to some degree, on the earnings, assets, and cash flow of each other and former businesses owned by NSI for capital requirements. After the Distribution, Acuity will be able to rely only on the lighting equipment and chemicals businesses for such requirements. While the lighting equipment and chemicals businesses have been profitable segments of NSI, there can be no assurance that, as an independent company, profits will continue at the same level, if at all. Additionally, Acuity's businesses have relied on NSI for various financial, administrative and managerial expertise in conducting their operations. Following the Distribution, Acuity will maintain its own credit and banking relationships and perform its own financial and investor relations functions. While a significant number of key employees of NSI will be employed by Acuity following the Distribution, there can be no assurance that Acuity will be able to successfully put in place the financial, administrative and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management's time and other resources.



ACUITY'S HISTORICAL FINANCIAL INFORMATION MAY BE OF LIMITED RELEVANCE



     The historical financial information included in this information statement does not reflect the results of operations, financial position and cash flows of Acuity in the future and only estimates the results of operations, financial position and cash flows of Acuity had it operated as a separate stand-alone entity during the periods presented. The financial information included herein does not reflect any changes that may occur in the funding and operations of Acuity as a result of the Distribution.



MEMBERS OF ACUITY'S BOARD OF DIRECTORS AND MANAGEMENT MAY HAVE CONFLICTS OF INTEREST AFTER THE DISTRIBUTION BECAUSE OF THEIR OWNERSHIP OF BOTH ACUITY AND NSI COMMON STOCK



     Members of the board of directors and management of Acuity will likely own shares of both Acuity and NSI common stock after the Distribution because of their prior relationship with NSI. This ownership could create, or appear to create, potential conflicts of interest when Acuity's directors and management are faced with decisions that could have different implications for Acuity and NSI. Examples of these types of decisions might include the resolution of disputes arising out of the agreements governing the relationship between NSI and Acuity following the Distribution. Also, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public's perception of Acuity following the Distribution.



ACUITY WILL CONDUCT OPERATIONS INTERNATIONALLY, WHICH ENTAILS CERTAIN RISKS AND UNCERTAINTIES



     Acuity will manufacture and assemble products at numerous facilities, some of which are located outside the United States. Acuity will also obtain components and finished goods from suppliers located outside the United States. Changes in local economic or political conditions could affect Acuity's manufacturing, assembly and distribution capabilities and have a material adverse effect on Acuity's business, financial condition and results of operations. Additional risks inherent in Acuity's international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, changes in local economic or political conditions, longer customer payment cycles, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.



     As a specific example of the foregoing, approximately 28% of Acuity's lighting equipment products are produced in facilities operated in Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations, known as "Maquiladoras," by foreign companies. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Industrial Development of Mexico. Maquiladora status allows Acuity to import certain items from the United States into Mexico duty-free, provided that such items, after processing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations. Although manufacturing operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations has in the past and could in the future result in increased labor costs. Acuity may be required to make additional investments in automating equipment to partially offset increased labor costs. The loss of Maquiladora status, the inability to recruit, hire and retain qualified employees, a significant increase in labor costs, or interruptions in the trade relations between the United States and Mexico could have a material adverse effect on Acuity's results of operations.

ACUITY WILL BE SUBJECT TO FOREIGN CURRENCY RISKS



     Changes in the value of foreign currencies, specifically the Mexican peso and Canadian dollar, relative to the U.S. dollar could result in losses from foreign currency conversion. Acuity does not expect to use derivative products to hedge against foreign currency exchange risk.



THE PAYMENT OF DIVIDENDS BY ACUITY'S BOARD OF DIRECTORS MAY LIMIT GROWTH



     While the payment of dividends is at the discretion of Acuity's board of directors and will be subject to Acuity's financial results, the availability of surplus funds to pay dividends and other restrictions, it is expected that Acuity will initially pay quarterly cash dividends which, on an annual basis, will equal $.60 per share. While no assurance can be given that Acuity will pay dividends at this rate or at all, payment of dividends at this rate may limit Acuity's ability to grow its businesses internally or by acquisitions that may be in its best interest.



COMPLIANCE WITH ENVIRONMENTAL RULES AND REGULATIONS MAY MAKE IT COSTLY TO OPERATE ACUITY'S BUSINESSES, WHICH MAY HARM ITS OPERATING RESULTS



     Acuity's operations will be subject to federal, state, local and foreign laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of Acuity's operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Acuity will incur capital and operating costs relating to environmental compliance on an ongoing basis. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial. There can be no assurance that Acuity will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with acquisitions of existing operating facilities, or to comply with changes in, or stricter or different interpretations of, existing laws and regulations. Such costs could have a material adverse effect on Acuity's results of operations.



     Acuity will assume certain environmental liabilities in the Distribution relating to ongoing legal proceedings in connection with state and federal Superfund sites. While Acuity does not believe these claims will result in material liability, there can be no assurance that Acuity will not be required to pay a substantial amount of money relating to these claims. Such payment could have a material adverse effect on Acuity's results of operations.



ACUITY MAY INCUR INCREASED EXPENSES IF THE TRANSITION SERVICES AGREEMENT WITH NSI IS TERMINATED



     In connection with the Distribution, Acuity will enter into a transition services agreement with NSI. This agreement will provide that NSI and Acuity will provide each other services in such areas as information management and technology, employee benefits administration, payroll, financial accounting and reporting, claims administration and reporting, legal, and other areas where NSI and Acuity may need transitional assistance and support following the Distribution. Additionally, Acuity will provide surety to support NSI's self-insurance of certain worker's compensation liabilities. The agreement will generally extend for one year after the Distribution, but may be terminated earlier under certain circumstances, including a default. If the agreement is terminated, Acuity may be required to obtain such services from a third party. This could be more expensive than the fees which Acuity will be required to pay under the transition services agreement.



CERTAIN PROVISIONS OF ACUITY'S CERTIFICATE OF INCORPORATION, BYLAWS AND RIGHTS PLAN AND THE TAX DISAFFILIATION AGREEMENT MAY DISCOURAGE TAKEOVERS



     Acuity's certificate of incorporation and bylaws contain certain anti-takeover provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by Acuity's board of directors. In particular, Acuity's certificate of incorporation and bylaws:



          (1) classify Acuity's board of directors into three groups, so that stockholders elect only one-third of the board each year;



          (2) permit stockholders to remove directors only for cause and only by the affirmative vote of at least 80% of Acuity's voting shares;


          (3) permit a special stockholders' meeting to be called only by a majority of the board of directors;

          (4) do not permit stockholders to take action except at an annual or special meeting of stockholders;


          (5) require stockholders to give Acuity advance notice to nominate candidates for election to Acuity's board of directors or to make stockholder proposals at a stockholders' meeting;



          (6) permit Acuity's board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine;



          (7) require the vote of the holders of at least 80% of Acuity's voting shares for stockholder amendments to Acuity's bylaws; and



          (8) require, for the approval of a business combination with stockholders owning 5% or more of Acuity's voting shares, the vote of at least 50% of Acuity's voting shares not owned by such stockholder, unless certain "fair price" requirements are met or the business combination is approved by the continuing directors of Acuity.



     The preferred stock purchase rights attached to the Acuity Shares would, in effect, prevent a person or group from acquiring more than 15% of the total number of Acuity Shares outstanding at any time after the Distribution without approval from Acuity's board of directors. In addition, Delaware law generally restricts mergers and other business combinations between Acuity and any holder of 15% or more of the Acuity Shares, unless the transaction or the 15% acquisition is approved in advance by Acuity's board of directors.



     These provisions of Acuity's certificate of incorporation and bylaws, Delaware law and the preferred stock purchase rights could discourage potential acquisition proposals and could delay or prevent a change in control of Acuity, even though a majority of Acuity's stockholders may consider such proposals, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of Acuity's board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of the Acuity Shares, and may also inhibit increases in the trading price of the Acuity Shares that could result from takeover attempts or speculation.



     In connection with the Distribution, Acuity has agreed to indemnify NSI for all taxes and liabilities incurred as a result of (1) a breach of a representation or covenant given to King & Spalding or Ernst & Young LLP in connection with rendering their tax opinions, which contributes to an Internal Revenue Service determination that the Distribution was not tax-free or (2) Acuity's or an affiliate's post-Distribution action or omission contributing to an Internal Revenue Service determination that the Distribution was not tax-free. Unless NSI effectively rebuts the presumption that a change in control transaction involving Acuity or disposition of Acuity occurring within the four-year period beginning two years prior to the Distribution Date is pursuant to the same plan or series of related transactions as the Distribution, the Internal Revenue Service might determine that the Distribution was not tax-free, giving rise to Acuity's indemnification obligation. These provisions of the tax disaffiliation agreement may have the effect of discouraging or preventing an acquisition of Acuity or a disposition of Acuity's businesses, which may in turn depress the market price for the Acuity Shares.

                                THE DISTRIBUTION

INTRODUCTION


     On November 7, 2001, NSI's board of directors declared a pro rata distribution payable to the holders of record of outstanding NSI common stock at the close of business on November 16, 2001 (the "Record Date") of one share of common stock (the "Acuity Common Stock") of Acuity, together with an associated preferred stock purchase right (the shares of Acuity Common Stock and the associated preferred stock purchase rights, collectively, the "Acuity Shares"), for every share of NSI common stock outstanding on the Record Date. The Distribution will be effected at 11:59 p.m., New York City time, on November 30, 2001 (the "Distribution Date"). Acuity is currently a wholly owned subsidiary of NSI. As a result of the Distribution, 100% of the outstanding Acuity Shares will be distributed to NSI stockholders. Immediately following the Distribution, NSI and its subsidiaries will not own any Acuity Shares and Acuity will be an independent public company. The Acuity Shares will be distributed by book entry. Instead of stock certificates, each NSI stockholder that is a record holder of NSI shares will receive a statement of such stockholder's book entry account for the Acuity Shares distributed to such stockholder. Account statements reflecting ownership of the Acuity Shares will be mailed shortly after the Distribution Date. Acuity Shares should be credited to accounts with stockbrokers, banks or nominees of NSI stockholders that are not record holders on or about November 30, 2001.



     Acuity was incorporated on June 27, 2001, under the name "L&C Spinco, Inc." The corporate name was changed to "Acuity Brands, Inc." on November 9, 2001. Acuity's principal executive offices are temporarily located at 1420 Peachtree Street, NE, Suite 800, Atlanta, Georgia 30309, and its current telephone number is (404) 853-1000. Acuity will relocate its principal executive offices as promptly as practicable following the Distribution.



     Acuity will own and operate the lighting equipment and chemicals businesses of NSI. These businesses represented approximately 73% of NSI's consolidated assets and 78% of NSI's consolidated revenues as of and for the fiscal year ended August 31, 2001. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses.


REASONS FOR THE DISTRIBUTION


     The board of directors and management of NSI believe that the Distribution is in the best interests of NSI, Acuity and NSI stockholders. NSI believes that the Distribution will enhance value for NSI stockholders and give Acuity the financial and operational flexibility to take advantage of significant growth opportunities in the lighting equipment and chemicals businesses. NSI's board of directors and management believe that the Distribution will enhance the ability of each of Acuity and NSI to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, NSI's board of directors expects that the transition to an independent company will heighten Acuity management's focus, provide Acuity with greater access to capital, and allow the investment community to measure Acuity's performance relative to its peers. The lighting equipment and chemicals businesses also have some important traits in common that make these businesses distinct from NSI's other operations with respect to markets, products, capital needs and plans for growth. For instance, both businesses sell primarily to commercial and industrial customers through commissioned agents and both have a small but growing portion of retail sales.


     The Distribution will give Acuity direct access to the capital markets. As part of NSI, the lighting equipment and chemicals businesses competed with NSI's other core business groups for capital to finance expansion and growth opportunities. As a separate entity, Acuity will be free of NSI's capital structure restrictions and should be in a better position to fund the implementation of its business strategy. The Distribution will also enable Acuity to provide its management and employees incentive compensation in the form of equity ownership in Acuity, enhancing Acuity's ability to attract, retain and motivate key employees.



     The separation will also enable new NSI management to concentrate attention on the remaining NSI businesses. NSI's board strongly believes that these businesses may be managed more effectively and positioned for future growth if new management is able to focus on the textile rental and envelope businesses. In addition to focusing on existing businesses, new NSI management may also consider diversification into other businesses.


MANNER OF EFFECTING THE DISTRIBUTION


     The general terms and conditions relating to the Distribution will be set forth in an Agreement and Plan of Distribution (the "distribution agreement") between NSI and Acuity. See "Relationship between NSI and Acuity Following the Distribution -- Distribution Agreement" on page 27.



     The Distribution will be made on the basis of one Acuity Share for every share of NSI common stock outstanding on the Record Date. The actual total number of Acuity Shares to be distributed will depend on the number of NSI shares outstanding on the Record Date. Based upon the number of NSI shares outstanding on November 7, 2001, an aggregate of approximately 41,311,469 Acuity Shares will be distributed to NSI stockholders. The Acuity Shares to be distributed will constitute 100% of the outstanding Acuity Shares. Immediately following the Distribution, NSI and its subsidiaries will not own any Acuity Shares and Acuity will be an independent public company. The employee benefits agreement which Acuity and NSI will enter into in connection with the Distribution provides that at the time of the Distribution NSI stock options held by Acuity employees will generally be converted to, and replaced by, Acuity stock options in accordance with a conversion ratio. Each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Acuity Share (subject to the same restrictions, including vesting provisions, as the NSI restricted stock) for each NSI restricted share held. See "Relationship Between NSI and Acuity Following the Distribution -- Employee Benefits Agreement" beginning on page 28. The Acuity Shares will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See "Description of Acuity's Capital Stock" beginning on page 76.



     NSI will use a book entry system to distribute the Acuity Shares in the Distribution. Following the Distribution, each record holder of NSI stock on the Record Date will receive from the Distribution Agent a statement of the Acuity Shares credited to the stockholder's account. If you are not a record holder of NSI stock because your shares are held on your behalf by your stockbroker or other nominee, your Acuity shares should be credited to your account with your stockbroker or nominee on or about November 30, 2001. After the Distribution, stockholders may request stock certificates from Acuity's transfer agent instead of participating in the book entry system.

     Fractional Acuity Shares will be issued. If you own a fractional share of NSI common stock as of the Record Date, you will receive a corresponding fractional Acuity Share in the Distribution.



     No NSI stockholder will be required to pay any cash or other consideration for the Acuity Shares received in the Distribution, or to surrender or exchange NSI shares in order to receive Acuity Shares. The Distribution will not affect the number of, or the rights attaching to, outstanding NSI shares. No vote of NSI stockholders is required or sought in connection with the Distribution, and NSI stockholders will have no appraisal rights in connection with the Distribution.



     In order to receive Acuity Shares in the Distribution, NSI stockholders must be stockholders at the close of business on the Record Date.


RESULTS OF THE DISTRIBUTION


     After the Distribution, Acuity will be a separate public company operating the lighting equipment and chemicals businesses. Immediately after the Distribution, Acuity expects to have approximately 5,581 holders of record of Acuity Shares and approximately 41,311,469 Acuity Shares outstanding, based on the number of stockholders of record and outstanding NSI shares on November 7, 2001 and the distribution ratio of one Acuity Share for every NSI share. The actual number of Acuity Shares to be distributed will be determined as of the Record Date. The Distribution will not affect the number of outstanding NSI shares or any rights of NSI stockholders.



LISTING AND TRADING OF THE ACUITY SHARES



     You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. NSI does not make recommendations on the purchase, retention or sale of shares of NSI common stock or Acuity Shares.



     If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your NSI common stock or your Acuity Shares, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.



     There is not currently a public market for the Acuity Shares, although a when-issued market will likely develop prior to completion of the Distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though when-issued trading will likely develop, none of these trades would settle prior to the effective date of the Distribution, and if the Distribution does not occur, all when-issued trading will be null and void. On the first trading day following the date of the Distribution, when-issued trading in respect of Acuity Shares will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. The Acuity Shares will be listed on the New York Stock Exchange under the symbol "AYI."


     NSI's common stock may also trade on a when-issued basis on the New York Stock Exchange, reflecting an assumed post-Distribution value for NSI common stock. When-issued trading in NSI common stock, if available, could last from on or about the record date through the effective date of the Distribution. If when-issued trading in NSI common stock is available, NSI stockholders may trade their existing NSI common stock prior to the effective date of the Distribution in either the when-issued market or in the regular market for NSI common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of NSI common stock the Acuity Shares such stockholder receives in the Distribution. If a stockholder trades in the regular market, the shares of NSI common stock traded will be accompanied by due bills representing the Acuity Shares to be distributed in the Distribution. If when-issued trading in NSI common stock is not available, neither the NSI common stock without the right to receive Acuity Shares nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the distribution.



     If a when-issued market for NSI common stock develops, an additional listing for NSI common stock will appear on the New York Stock Exchange. Differences will likely exist between the combined value of when-issued Acuity Shares plus when-issued NSI common stock and the price of NSI common stock during this period.



     Sales of NSI common stock with the right to receive Acuity Shares should generally settle in the customary three business day settlement period. Sales of NSI common stock without the right to receive the Acuity Shares and sales of Acuity Shares without the right to receive NSI common stock are expected to settle four business days following the date account statements for the Acuity Shares are mailed. You should check with your stockbroker, bank or other nominee for details.



     The Acuity Shares distributed to NSI stockholders will be freely transferable, except for Acuity Shares received by persons who may be deemed to be "affiliates" of Acuity under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Acuity after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, Acuity and may include certain directors, officers and significant stockholders of Acuity. Persons who are affiliates of Acuity will be permitted to sell their Acuity Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and the provisions of Rule 144 thereunder. It is believed that persons who may be deemed to be affiliates of Acuity after the Distribution will beneficially own approximately 235,000 Acuity Shares, or less than 1% of the outstanding Acuity Shares.



     There can be no assurance as to whether the Acuity Shares will be actively traded or as to the prices at which the Acuity Shares will trade. Although NSI has been a part of the S&P 500 Index, there can be no assurance that Acuity will become a part of the S&P 500 Index. Some of the NSI stockholders who receive Acuity Shares may decide that they do not want shares in a company consisting of lighting equipment and chemicals businesses, and may sell their Acuity Shares following the Distribution. This may delay the development of an orderly trading market in the Acuity Shares for a period of time following the Distribution. Until the Acuity Shares are fully distributed and an orderly market develops, the prices at which the Acuity Shares trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for Acuity Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Acuity's results of operations, what investors think of Acuity and the lighting equipment and chemicals industries, the amount of dividends that Acuity pays, changes in economic conditions in the lighting equipment and chemicals industries and general economic and market conditions.


     Following the Distribution, NSI expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "NSI." As a result of the Distribution, the trading price of NSI common stock immediately following the Distribution will be substantially lower than the trading price of NSI common stock immediately prior to the Distribution. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses. These businesses represented approximately 27% of NSI's consolidated assets and 22% of NSI's consolidated revenues as of and for the fiscal year ended August 31, 2001. Further, the combined trading prices of NSI common stock and the Acuity Shares after the Distribution may be less than the trading prices of NSI common stock immediately prior to the Distribution.



     Even though NSI is currently a publicly held company, there can be no assurance as to whether an active trading market for NSI common stock will be maintained after the Distribution or as to the prices at which the NSI common stock will trade. Some NSI stockholders may decide that they do not want shares in a company consisting of textile rental and envelope businesses, and may sell their NSI common stock following the Distribution. Additionally, following the Distribution, it is expected that NSI will no longer be included in the S&P 500 Index. It is expected that some stockholders, including certain mutual funds, will sell their NSI common stock on this basis alone. These and other factors may delay or hinder the return to an orderly trading market in the NSI common stock following the Distribution. Whether an active trading market for NSI common stock will be maintained after the Distribution and the prices for NSI common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, NSI's results of operations, what investors think of NSI and the textile rental and envelope industries, the amount of dividends that NSI pays, changes in economic conditions in the textile rental and envelope industries and general economic and market conditions.



     In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of the Acuity Shares and/or NSI common stock.


FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     The following discussion summarizes the material U.S. federal income tax consequences resulting from the Distribution. This discussion is based upon the U.S. federal income tax laws and regulations now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively.

     The following summary is for general information only and may not be applicable to stockholders who received their shares of NSI stock pursuant to an employee benefit plan or who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Code. Each stockholder's individual circumstances may affect the tax consequences of the Distribution to such stockholder. In addition, no information is provided with respect to tax consequences under any applicable foreign, state or local laws. Consequently, each NSI stockholder is advised to consult his own tax advisor as to the specific tax consequences of the Distribution and the effect of possible changes in tax laws.

     Neither NSI nor Acuity has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution.


GENERAL


     NSI and Acuity intend for the Distribution to be tax-free for U.S. federal income tax purposes. The Distribution is conditioned upon the receipt by each of NSI and Acuity of opinions from each of King & Spalding, counsel to NSI, and Ernst & Young LLP, special tax advisor to NSI, that for U.S. federal income tax purposes (assuming that NSI common stock is a capital asset in the hands of an NSI stockholder):



     - Neither NSI nor Acuity will recognize any gain or loss on the distribution of Acuity Shares to NSI stockholders.



     - An NSI stockholder will not recognize any income, gain or loss as a result of the receipt of Acuity Shares in the Distribution.



     - An NSI stockholder's holding period for the Acuity Shares received in the Distribution will include the holding period for which that stockholder's NSI shares were held.



     - An NSI stockholder's aggregate tax basis for his NSI shares and Acuity Shares immediately after the Distribution will equal the aggregate tax basis of that stockholder's NSI shares immediately before the Distribution, with such aggregate basis being allocated between the NSI shares and Acuity Shares in proportion to their respective fair market values at the time of the Distribution.



     - An NSI stockholder will not recognize any income, gain or loss as a result of the receipt of the preferred stock purchase rights which are attached to Acuity Common Stock in the Distribution, and the receipt of such rights will have no effect on a stockholder's basis or holding period in the Acuity Shares or the NSI shares.



     The opinions of King & Spalding and Ernst & Young LLP are subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by NSI and Acuity and certain other data, documentation and other materials that each of King & Spalding and Ernst & Young LLP deemed necessary for purposes of their respective opinions. These opinions represent the views of King & Spalding and Ernst & Young LLP as to the interpretation of existing tax law and, accordingly, such opinions are not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinions.



     If the Distribution does not qualify as a tax-free distribution under
Section 355 of the Code, (i) the corporate-level tax would be based upon the excess of the fair market value of the Acuity Shares on the Distribution Date, over NSI's adjusted tax basis for such shares on such date, and (ii) each NSI stockholder who receives Acuity Shares in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the Distribution Date, taxed first as a dividend to the extent of such holder's pro rata share of NSI's current and accumulated earnings and profits (as increased to reflect any NSI gain on a taxable distribution as discussed above), and then as a nontaxable return of capital to the extent of such holder's tax basis in the shares of NSI stock, with any remaining amount being taxed as capital gain (provided that the NSI shares were held by the stockholder as a capital asset on the Distribution Date). Stockholders which are corporations may be subject to additional special provisions dealing with taxable distributions, such as the dividends received deduction and the extraordinary dividend rules.


     In addition, under Section 355(e) of the Code, even if the Distribution qualifies as tax-free, the Distribution could nevertheless become taxable to NSI (but not NSI stockholders) if NSI or Acuity were to undergo a change in control pursuant to a plan or a series of related transactions which include the Distribution. Any transaction which occurs within the four-year period beginning two years prior to the Distribution is presumed to be part of a plan or a series of related transactions which include the Distribution unless NSI establishes otherwise. In this context, a change in control generally means a shift in 50% or more of the ownership of either NSI or Acuity. Examples of such a change in control could include an acquisition (including acquisitions which are neither planned nor accepted by the board of the company being acquired), the issuance of a significant amount of additional shares, and certain redemptions.


INDEMNIFICATION


     Acuity would be obligated to indemnify NSI under the tax disaffiliation agreement for the full amount of any liability of NSI incurred as a result of
(1) a breach of a representation made to King & Spalding or Ernst & Young LLP in connection with rendering their respective tax opinions, which breach contributes to an Internal Revenue Service determination that the Distribution was not tax-free, or (2) Acuity's or an affiliate's post-Distribution action or omission contributing to an Internal Revenue Service determination that the Distribution was not tax-free. NSI will indemnify Acuity for all taxes and liabilities incurred solely because NSI or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. If the Internal Revenue Service determines that the Distribution was not tax-free for any other reason, NSI and Acuity will indemnify each other against all taxes and liabilities pro rata based on relative post-closing market capitalization values. If triggered, Acuity's indemnification obligation would have a material adverse effect on the results of operations and financial position of Acuity.



     Acuity will indemnify NSI against any taxes resulting from any internal realignment undertaken to facilitate the Distribution on or before the Distribution Date.



     For a description of the agreement pursuant to which NSI and Acuity have provided for certain tax disaffiliation and other tax-related matters, see "Relationship Between NSI and Acuity Following the Distribution -- Tax Disaffiliation Agreement" on page 28.


INFORMATION REPORTING


     Current Treasury regulations require each NSI stockholder who receives Acuity Shares pursuant to the Distribution to attach to his federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. NSI will provide appropriate information to each holder of record of NSI common stock as of the Record Date.

REASONS FOR FURNISHING THIS DOCUMENT


     This document is being furnished solely to provide information to NSI stockholders who will receive Acuity Shares in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of NSI or Acuity. Neither NSI nor Acuity will update the information contained in this document except in the normal course of their respective public disclosure practices. However, this document will be amended if there is any material change in the terms of the Distribution.

                      RELATIONSHIP BETWEEN NSI AND ACUITY

                           FOLLOWING THE DISTRIBUTION


     For purposes of governing certain of the ongoing relationships between NSI and Acuity after the Distribution and to provide for an orderly transition to the status of two independent companies, NSI and Acuity have entered or will enter into the agreements described in this section. The forms of agreements summarized in this section are included as exhibits to the Registration Statement on Form 10 (including any amendments thereto, the "Registration Statement") that Acuity has filed with the Securities and Exchange Commission (the "Commission") which relates to this information statement, and the following summaries are qualified in their entirety by reference to the agreements as filed. See "Additional Information" on page 89.


DISTRIBUTION AGREEMENT


     On the Distribution Date, NSI and Acuity will enter into the distribution agreement, which will provide for, among other things, the principal corporate transactions required to effect the Distribution and certain other agreements relating to the continuing relationship between Acuity and NSI after the Distribution.



     The distribution agreement will provide that on or prior to the Distribution Date, Acuity will have issued to NSI a number of Acuity Shares equal to the total number of shares of NSI common stock outstanding on the Distribution Date. NSI will effect the Distribution by delivering a certificate representing 100% of the Acuity Shares to the Distribution Agent.



     Under the distribution agreement and effective as of the Distribution Date, Acuity will assume, and will agree to indemnify NSI against, all liabilities, litigation and claims, including related insurance costs, arising out of Acuity's businesses (including discontinued or sold lighting equipment and chemicals businesses), and NSI will retain, and will agree to indemnify Acuity against, all other liabilities, litigation and claims, including related insurance costs. The foregoing obligations will not entitle an indemnified party to recovery to the extent any such liability is covered by proceeds received by such party from any third party insurance policy.



     Under the distribution agreement for a two-year period beginning on the Distribution Date, except in limited circumstances, Acuity will not solicit or recruit any NSI employee without NSI's prior written consent, and, likewise, NSI will not solicit or recruit any Acuity employee without Acuity's prior written consent.



     The distribution agreement will also provide that each of NSI and Acuity shall be granted access to certain records and information in the possession of the other, and will require the retention by each of NSI and Acuity for a period of six years following the Distribution Date of all such information in its possession.


TRANSITION SERVICES AGREEMENT


     On the Distribution Date, Acuity will have entered into a transition services agreement with NSI. This agreement will provide that NSI and Acuity will provide each other services in such areas as information management and technology, employee benefits administration, payroll, financial accounting and reporting, claims administration and reporting, legal, and other areas where NSI and Acuity may need transitional assistance and support. Additionally, Acuity will provide surety to support NSI's self-insurance of certain worker's compensation liabilities. The transition services agreement will provide generally that each of Acuity and NSI will undertake to provide substantially the same level of service and use substantially the same degree of care as their respective personnel provided and used in providing such services prior to the execution of the agreement. The agreement generally will extend for a one year term, but may be terminated earlier under certain circumstances, including a default. Acuity believes that the terms and conditions of the transition services agreement are as favorable to Acuity as those available from unrelated parties for a comparable arrangement.


LEASE AGREEMENT


     On the Distribution Date, Acuity and NSI will have entered into a lease agreement pursuant to which NSI will lease to Acuity a portion of NSI's corporate headquarters, which will be owned by NSI. The term of the lease is expected to be approximately five months, and the monthly rent will be approximately $150,000.



PUT OPTION AGREEMENT



     In addition, on the Distribution Date, Acuity and NSI will have entered into a put option agreement, whereby NSI will have the option to require Acuity to purchase the property where NSI's corporate headquarters are located for a purchase price equal to 85% of the agreed-upon fair market value of the property. This put option will commence on June 1, 2002 and expire on May 31, 2003.


TAX DISAFFILIATION AGREEMENT


     NSI and Acuity will enter into a tax disaffiliation agreement on the Distribution Date which sets out each party's rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of Internal Revenue Service and other audits. Under the tax disaffiliation agreement, Acuity will indemnify NSI for all taxes and liabilities incurred as a result of (1) a breach of a representation made to King & Spalding or Ernst & Young LLP in connection with rendering their respective tax opinions, which breach contributes to an Internal Revenue Service determination that the Distribution was not tax-free or (2) Acuity's or an affiliate's post-Distribution action or omission contributing to an Internal Revenue Service determination that the Distribution was not tax-free. NSI will indemnify Acuity for all taxes and liabilities incurred solely because NSI or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. If the Internal Revenue Service determines that the Distribution was not tax-free for any other reason, NSI and Acuity will indemnify each other against all taxes and liabilities pro rata based on relative post-closing market capitalization values.



     Acuity will indemnify NSI against any taxes resulting from any internal realignment undertaken to facilitate the Distribution on or before the Distribution Date.


EMPLOYEE BENEFITS AGREEMENT


     GENERAL. Acuity will enter into an employee benefits agreement with NSI on the Distribution Date that will provide for the transition of employee plans and programs sponsored by NSI for employees of the lighting equipment and chemicals businesses and the employees of the corporate office hired by Acuity. This agreement will allocate responsibility for certain employee benefits matters and liabilities after the Distribution Date. Acuity will also generally assume the liabilities for benefits for retirees and other former employees of the lighting equipment and chemicals businesses and the corporate office. Under the employee benefits agreement, Acuity will become liable for providing specified welfare and retirement benefits to its employees after the Distribution Date, which will generally be similar to the benefits currently provided to such employees by NSI and its subsidiaries. In some cases, Acuity will adopt and assume the separate plans currently maintained by NSI for employees of the lighting equipment and chemicals businesses and the corporate office, and in others, Acuity will adopt new plans that will be similar to the plans maintained by NSI. Except as specifically provided in the employee benefits agreement, nothing in that agreement will restrict Acuity's or NSI's ability to amend or terminate any of their respective employee benefit plans.



     STOCK OPTIONS AND RESTRICTED STOCK. The employee benefits agreement provides that, at the time of the Distribution, NSI stock options held by Acuity employees will generally be converted to, and replaced by, Acuity stock options in accordance with a conversion ratio. This conversion ratio will be determined at the time of the Distribution and will generally equal (a) the closing price of NSI's common stock on the New York Stock Exchange on the Distribution Date (without giving effect to the Distribution), divided by (b) the closing price of an Acuity Share on the Distribution Date (trading on a when-issued basis). As part of the conversion, Acuity will multiply the number of shares purchasable under each converted stock option by this conversion ratio and divide the exercise price per share of each option by the ratio. Fractional shares will be rounded down to the nearest whole number of shares. The other terms of the converted stock options will generally remain the same as those in effect immediately prior to the Distribution. With respect to options held by Acuity employees in some foreign countries, if the above conversion method is not permitted or desirable under the foreign tax, securities or other laws, a different approach may be used. Each employee holding outstanding shares of NSI restricted stock (all of which is unvested) will receive a dividend of one Acuity Share for each NSI restricted share held. Any Acuity Shares received as a dividend on NSI restricted stock will be subject to the same restrictions and terms, including vesting provisions, as the NSI restricted stock and will be registered in the name of such employee on the books of Acuity's transfer agent. Each Acuity employee who has a performance-based restricted stock award of NSI that has not reached a vesting start date will not receive the dividend, and will receive a replacement performance-based restricted stock award of Acuity, adjusted to reflect the Distribution.



     LONG-TERM INCENTIVE AWARDS. Under NSI's long-term incentive plan, with respect to awards for the long-term incentive performance period that began September 1, 1999, and will end August 31, 2002, the performance period was terminated for corporate office employees on August 31, 2001 and NSI will be responsible for determining the extent to which the established performance criteria have been met at such date. NSI will be obligated to make any payments under the plan to all qualifying participants, including Acuity employees. For awards held by Acuity employees other than corporate office employees, such awards will be assumed by Acuity and will be paid, to the extent earned, at the end of the performance period (with such adjustments to the performance measures as Acuity deems appropriate).

     DEFERRED COMPENSATION PLANS. The employee benefits agreement provides that at the time of the Distribution, Acuity will establish deferred compensation plans for its employees which will be substantially similar to NSI's deferred compensation plans as in effect at such time. The accounts and benefits of current and former employees of the lighting equipment and chemicals businesses and the corporate office (other than corporate office employees employed by NSI after the Distribution Date) will be transferred to the new plans. In some cases, assets that were held by NSI to help fund its obligations under the deferred compensation plans will be transferred to Acuity to help fund the obligations it is assuming.



     PENSION PLANS. Effective as of the Distribution Date, Acuity will adopt and assume all liabilities with respect to NSI's current separate defined benefit pension plans that cover employees and former employees of the lighting equipment and chemicals businesses and NSI's plan that covers employees and former employees of the corporate office (other than corporate office employees employed by NSI after the Distribution Date) ("Transferred Pension Plans"). As soon as practical after the Distribution Date, all of the assets associated with the Transferred Pension Plans will be transferred from the NSI's Defined Benefit Plans Master Trust to the Acuity Defined Benefit Plans Master Trust in accordance with the employee benefits agreement.



     401(K) PLANS. Effective as of the Distribution Date, Acuity will adopt and assume all liabilities with respect to NSI's separate 401(k) plans that cover employees and former employees of the lighting equipment and chemicals businesses and NSI's plan that covers employees and former employees of the corporate office (other than corporate office employees employed by NSI after the Distribution Date) ("Transferred 401(k) Plans"). During a transition period, an NSI stock account and an Acuity stock account will be maintained under the 401(k) plans remaining with NSI and under the Transferred 401(k) Plans to hold shares of NSI common stock and Acuity Shares distributed with respect to such NSI common stock. Employees of one company will not be allowed to add to their stock accounts of the other company through new contributions or balance transfers. At the time of the Distribution, all of the assets associated with the Transferred 401(k) Plans will be transferred from the NSI's Defined Contribution Plans Master Trust to the Acuity Defined Contribution Plans Master Trust.



     HEALTH AND WELFARE PLANS. Acuity will assume all liabilities and responsibilities for providing health and welfare benefits to its active employees. As of the Distribution Date, Acuity intends to establish health and welfare plans that are substantially similar to NSI's plans as in effect at such time. During a transition period after the Distribution, Acuity will administer some of its plans in conjunction with the respective NSI plans and provide reimbursement to NSI for any costs or expenses it incurs in connection with such administration. For those benefits that are provided through insurance, NSI will take steps to have each insurance carrier agree to allow Acuity's employees to continue to be covered by NSI policies or through separate contracts on substantially the same basis during the transition period.



     EMPLOYEE STOCK PURCHASE PLAN. On or shortly after the Distribution Date, Acuity expects to adopt an employee stock purchase plan that is substantially similar to NSI's current employee stock purchase plan. The plan will generally permit eligible employees of Acuity to periodically purchase Acuity Shares at a discount and will be structured to satisfy the requirements of Section 423 of the Internal Revenue Code.

LITIGATION AGAINST NSI


     Various legal claims, including product liability claims for personal injury or wrongful death arising from the installation of asbestos-containing insulation by a previously divested business of NSI, are pending or may be instituted against NSI or its various operating subsidiaries. Because Acuity and its subsidiaries are separate corporations which did not engage in the activities giving rise to these legal claims, Acuity's management believes the risk that Acuity's assets could be subject to these claims and liabilities (except for those claims and liabilities expressly assumed in the distribution agreement) is remote.

                       FINANCING ARRANGEMENTS FOR ACUITY



     Based upon the relative financial conditions, results of operations, historical transactions and prospects of Acuity and NSI, NSI determined that all but approximately $5 million of NSI's total outstanding debt would be assumed by Acuity or refinanced by new borrowings of Acuity as part of the Distribution.



     Acuity and its principal operating subsidiaries have assumed all of NSI's rights and obligations under the Indenture, dated as of January 26, 1999, relating to the $200 million principal amount 8.375% Notes due August 1, 2010, and the $160 million principal amount 6% Notes due February 1, 2009, through the execution of a supplemental indenture. Upon the execution of the supplemental indenture, Acuity and its principal operating subsidiaries became the obligors of the Notes, and NSI, effective upon the completion of the Distribution, will be relieved of all obligations and covenants with respect to the Notes and the Indenture.



     In May 2001, NSI entered into a $150 million credit facility under which borrowings are secured by certain accounts receivable of the lighting equipment and chemicals businesses (the "Receivables Facility"). The Receivables Facility permits NSI to borrow amounts from time to time against its then outstanding accounts receivable. As of August 31, 2001, NSI had $105.1 million in outstanding borrowings under the Receivables Facility. Effective on the Distribution Date, Acuity will assume all of NSI's borrowings and other obligations under the Receivables Facility. Acuity expects to maintain the Receivables Facility and to continue to finance its receivables with borrowings under the facility.



     In October 2001, Acuity entered into a $240 million, 364-day committed credit facility with six domestic and international banks that will become effective and will replace NSI's existing $250 million credit facility on the Distribution Date. The principal lighting equipment subsidiary and the principal chemicals subsidiary of Acuity are guarantors of the facility. The facility includes an option for additional lenders to enter the agreement to provide up to a total of $300 million of commitments. The facility contains financial covenants including a leverage ratio of total indebtedness to EBITDA and an interest coverage ratio. Interest rates under the facility are based on the LIBOR rate or other rates, at Acuity's option. Acuity will pay an annual fee on the commitment based on Acuity's credit rating for unsecured long-term public debt. Acuity may also establish a commercial paper program that will be supported by this credit facility. Acuity will obtain funds for working capital and other general corporate purposes through borrowings under the credit facility, the Receivables Facility, the issuance of commercial paper or a combination thereof.

           HISTORICAL AND PRO FORMA COMBINED CAPITALIZATION OF ACUITY



     The following table sets forth Acuity's combined capitalization as of August 31, 2001, on a historical and pro forma basis, to give effect to the Distribution as if it had occurred on August 31, 2001. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Combined Financial Statements" and the notes thereto, and the "Pro Forma Financial Information" and discussion thereof, included elsewhere in this information statement. The pro forma information may not necessarily reflect the debt and capitalization of Acuity in the future or as it would have been had Acuity been a separate, independent company at August 31, 2001, or had the Distribution actually been effected on that date.



     Based upon the relative financial conditions, results of operations, historical transactions and prospects of Acuity and NSI, NSI determined that all but approximately $5 million of NSI's total outstanding debt would be assumed by Acuity or refinanced by new borrowings of Acuity as part of the Distribution. Acuity intends to take the necessary actions to effect the transfer of these obligations to Acuity under the same terms existing with NSI; however, Acuity does not have the ability to unilaterally effect the transfer in all cases. In the event that any of NSI's creditors do not accept this transfer, Acuity would be required to refinance the related borrowings. In addition, in October 2001, Acuity entered into a $240 million, 364-day committed credit facility with six domestic and international banks that will become effective and will replace NSI's existing $250 million credit facility on the Distribution Date. Acuity believes that the terms of the debt which will ultimately be outstanding at Acuity will not differ materially from the terms of NSI's debt currently outstanding.


                                                                       (UNAUDITED)       PRO
                                                           HISTORICAL   ADJUSTMENTS     FORMA
                                                           ----------   -----------   ---------
                                                                      (IN THOUSANDS)
DEBT:
Credit line..............................................   $105,000     $      --    $ 105,000
Short-term secured borrowings............................    105,100            --      105,100
6% notes due February 2009...............................    159,690            --      159,690
8.375% notes due August 2010.............................    199,781            --      199,781
Other notes..............................................     39,259            --       39,259
                                                            --------     ---------    ---------
                                                             608,830            --      608,830
EQUITY:
NSI investment...........................................    400,296      (400,296)          --
Common stock, $.01 par value, 500,000,000 shares
  authorized, none issued and outstanding (historical)
  and 41,188,504 issued and outstanding (pro forma), and
  paid-in capital(1).....................................         --       400,296      400,296
Preferred stock, $.01 par value, 50,000,000 shares
  authorized, none issued and outstanding (historical)
  and none issued and outstanding (pro forma)............         --            --           --
Accumulated other comprehensive income...................    (16,998)           --      (16,998)
                                                            --------     ---------    ---------
  Total equity...........................................    383,298            --      383,298
                                                            --------     ---------    ---------
  Total capitalization...................................   $992,128     $      --    $ 992,128
                                                            ========     =========    =========

-------------------------

(1) The NSI investment will be classified as common stock and paid-in capital at the time of the Distribution.

                               DIVIDEND POLICIES


     After the Distribution, Acuity intends to pay quarterly dividends on its common stock at an initial annual rate of $.60 per share. The declaration and payment of dividends will be at the discretion of Acuity's board of directors and will be subject to Acuity's financial results and the availability of surplus funds to pay dividends. Delaware law prohibits Acuity from paying dividends or otherwise distributing funds to its stockholders, except out of legally available surplus. The amount of Acuity's future dividends will depend on Acuity's ongoing financial condition, capital requirements, results of operations, future business prospects and other factors the Acuity board of directors may deem relevant. Acuity also may be restricted in the payment of dividends by the terms of its credit facilities. There can be no assurance that Acuity will continue to pay dividends on its common stock at the expected initial annual rate of $.60 per share. See "Risk Factors -- The Payment of Dividends by Acuity's Board of Directors May Limit Growth" on page 16.


     After the Distribution, NSI intends to pay quarterly dividends on its common stock at an initial annual rate of $.04 per share. The declaration and payment of dividends are at the discretion of NSI's board of directors and are subject to NSI's financial results and the availability of surplus funds to pay dividends. Delaware law prohibits NSI from paying dividends or otherwise distributing funds to its stockholders, except out of legally available surplus. The amount of NSI's future dividends will depend on NSI's ongoing financial condition, capital requirements, results of operations, future business prospects and other factors the NSI board of directors may deem relevant. NSI also may be restricted in the payment of dividends by the terms of its credit facilities. There can be no assurance that NSI will continue to pay dividends on its common stock at the expected initial annual rate of $.04 per share.


     Although no formal action has been taken with respect to dividend policy of NSI or Acuity after the Distribution, it is anticipated that the aggregate cash dividends payable by Acuity and NSI after the Distribution, taken together, in respect of (1) shares of NSI common stock held on the distribution date and (2) shares of Acuity common stock received in the Distribution will be substantially less than the annual rate of the cash dividend previously paid on NSI common stock of $1.32 per share. In anticipation of the expected dividend policies of the companies, NSI paid a quarterly dividend of $.16 per share on October 31, 2001, which on an annual basis equals the $.64 per share combined dividend expected to be paid by NSI and Acuity after the Distribution.

                        PRO FORMA FINANCIAL INFORMATION


     On November 7, 2001, the board of directors of NSI approved the spin-off of its lighting equipment and chemicals businesses, subject to certain conditions, into a separate publicly traded company with its own management and board of directors. The Distribution is expected to occur on November 30, 2001, and will be accomplished by distributing all of the shares of common stock of Acuity to NSI's stockholders. NSI's stockholders will receive one share of Acuity common stock for each share of NSI common stock held as of the Record Date. After the Distribution, Acuity and NSI will be two separate public companies. Acuity was incorporated on June 27, 2001 under the name "L&C Spinco, Inc." as an indirect wholly owned subsidiary of NSI and had no material assets or activities until the contribution of the lighting and chemical businesses described in this information statement.



     Operating expenses in the historical income statements of Acuity reflect direct expenses of the Acuity businesses together with allocations of certain NSI corporate expenses that have been charged to Acuity based on usage or other methodologies appropriate for such expenses. In the opinion of Acuity management, these allocations have been made on a reasonable basis. As there are no known material incremental costs to be incurred by Acuity as a direct result of the Distribution, pro forma income statement information has not been presented herein. In addition, the only pro forma adjustment that would be applicable to the historical balance sheet of Acuity as of August 31, 2001 would be the recording of common stock and additional paid-in-capital to reflect the capitalization of NSI's investment in Acuity. Accordingly, no pro forma financial statements for Acuity have been included in this information statement.

                       SELECTED FINANCIAL DATA OF ACUITY



     The following table sets forth certain selected combined financial data of Acuity, which have been derived from the combined financial statements of Acuity for each of the five years in the period ended August 31, 2001. The historical information may not be indicative of Acuity's future performance as an independent company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Combined Financial Statements" and the notes thereto, and the "Pro Forma Financial Information" and the discussion thereof, included elsewhere in this information statement. Operating expenses in the historical income statements reflect direct expenses of the Acuity businesses together with allocations of certain NSI corporate expenses that have been charged to Acuity based on usage or other methodologies appropriate for such expenses. In the opinion of Acuity management, these allocations have been made on a reasonable basis. Actual per share data has not been presented since the businesses that comprise Acuity were wholly owned subsidiaries of NSI during the periods presented.


                                                                     YEAR ENDED AUGUST 31,
                                                 --------------------------------------------------------------
                                                    2001         2000         1999         1998         1997
                                                 ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER-SHARE DATA)
Net sales......................................  $1,982,700   $2,023,644   $1,701,568   $1,555,559   $1,351,913
Net income.....................................      40,503       83,691       89,116       81,811       64,019
Total assets at period end.....................   1,330,575    1,422,880    1,337,038      700,112      638,636
Long-term debt (including current portion) at
  year end.....................................     374,064      380,518      435,567       73,190       21,313
Pro forma basic earnings per share.............        0.99          n/a          n/a          n/a          n/a

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     You should read the following discussion in conjunction with "Selected Financial Data of Acuity," the "Combined Financial Statements" including the notes thereto, the "Pro Forma Financial Information" and discussion thereof and the other financial information included elsewhere in this information statement. This discussion contains forward-looking statements. Please see "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 7 for a discussion of the uncertainties, risks and assumptions associated with these statements.


SEPARATION FROM NATIONAL SERVICE INDUSTRIES, INC. (NSI)


     Acuity was incorporated under the laws of the State of Delaware on June 27, 2001 under the name "L&C Spinco, Inc." as an indirect wholly owned subsidiary of NSI. The corporate name was changed to "Acuity Brands, Inc." on November 9, 2001. Acuity had no material assets or activities until the contribution of the lighting equipment and chemicals businesses described in this information statement. After the Distribution, Acuity will be an independent public company, with NSI having no continuing ownership interest in Acuity.



     Acuity's combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and reflect the historical financial position, results of operations, and cash flows of the businesses to be transferred to Acuity from NSI as part of the Distribution. The financial information included in this information statement, however, is not necessarily indicative of what Acuity's results of operations or financial position would have been had it operated as an independent company during the periods presented, nor is it necessarily indicative of its future performance as an independent company.



     All material intercompany transactions between entities included in Acuity's combined financial statements have been eliminated. Acuity has been allocated certain NSI corporate assets, liabilities and expenses based on an estimate of the proportion of such amounts allocable to Acuity, utilizing such factors as total revenues, employee headcount and other relevant factors. Acuity believes that these allocations have been made on a reasonable basis. Acuity believes that all costs allocated to Acuity are a reasonable representation of the costs that Acuity would have incurred if Acuity had performed these functions as a stand-alone company.



     In conjunction with the separation of the lighting equipment and chemicals businesses from NSI, Acuity will enter into various agreements with NSI that address the allocation of assets and liabilities, and that define Acuity's relationship with NSI after the Distribution, including a distribution agreement, a tax disaffiliation agreement, an employee benefits agreement, a transition services agreement, a lease agreement and a put option agreement.

RESULTS OF OPERATIONS

FISCAL YEAR 2001 COMPARED WITH FISCAL YEAR 2000 AND FISCAL YEAR 2000 COMPARED WITH FISCAL YEAR 1999


     Revenues in 2001 were $1.98 billion, or $40.9 million lower than in 2000. The decrease was due to lower revenue in the lighting equipment segment. Acuity businesses had revenues of $2.02 billion for the fiscal year ended August 31, 2000. The revenue increase in 2000 of $322.1 million over 1999 resulted from 1999 acquisitions, primarily Holophane, as well as core growth in both business segments.


     Net income in 2001 decreased $43.2 million due to lower operating profit in both the lighting equipment and chemicals segments, as well as increased corporate and interest expenses. Net income in fiscal 2000 decreased $5.4 million to $83.7 million, primarily as increased profit in the lighting equipment and chemicals businesses was offset by increased interest expense related to higher debt levels for financing capital expenditures, prior-year acquisitions, and increased inventory and receivables.


     Lighting equipment segment sales decreased $47.1 million, or 3.1%, to $1.5 billion in 2001. This decrease is the result of the continuing decline in general economic conditions and a slowing in construction spending. Operating profit in 2001 decreased $28.3 million, or 19.6%, due to the lower sales, higher excess and obsolete inventory costs, and higher employee medical and casualty insurance costs. Additionally in the fourth quarter of fiscal 2001, the lighting equipment segment incurred severance charges of $1.6 million for the termination of 116 manufacturing and salaried employees, all of whom were terminated prior to the end of the fiscal year. As of August 31, 2001, $0.2 million of the accrual had been paid to employees. Operating profit also included a loss on disposal of certain fixed assets of $1.4 million, which was unrelated to the severance charges. Lighting equipment segment sales grew $299.8 million, or 24.7%, to $1.5 billion in 2000. The growth in sales primarily related to the acquisitions of Holophane Corporation ("Holophane") and Peerless Corporation ("Peerless") late in fiscal 1999. These acquisitions contributed $248.1 million of revenue that was not included in the prior year results. Excluding revenue related to these acquisitions, lighting equipment sales increased approximately $51.7 million during fiscal 2000. This increase in revenue primarily related to continued strength in the non-residential construction market. Operating profit increased primarily as a result of the acquisitions of Holophane and Peerless, growth in the segment's core business, and containment of fixed costs, offset somewhat by a $1.0 million pretax charge during the first quarter of fiscal 2000 for closing a manufacturing facility in California.


     Chemical segment revenues for fiscal 2001 increased $6.2 million to $514.1 million. The increase was due to a $6.8 million increase in sales volume of the retail channel and a $5.9 million increase in the sales volume of the North American industrial and institutional channel, offset by a $6.5 million decline in the revenue from operations in France and Australia, both of which were sold late in fiscal 2001. The decrease in international revenue was also attributable to unfavorable foreign currency fluctuations. Operating profit decreased $26.2 million to $22.5 million. The higher operating profit due to increased sales was more than offset by a loss on the sale of the segment's French and Australian operations, costs associated with the early termination of a purchase contract, and higher medical costs. The segment was also negatively impacted by costs incurred to integrate the chemical operations, increased energy costs, and up-front costs associated with developing new sales representatives. Additionally, in the fourth quarter of fiscal 2001, the segment recorded $0.7 million of severance costs related to the termination of 18 manufacturing and salaried employees, all of whom were terminated by the end of the fiscal year. None of the accrual had been paid to employees as of August 31, 2001. Unrelated to the severance charges, the segment also disposed of certain fixed assets, resulting in a loss of $0.4 million during the fourth quarter.


     As part of an initiative to refocus the overseas operations of the chemicals segment, NSI sold its Australian subsidiary, NSI International Pty, Ltd., resulting in a pretax loss of $5.6 million. In addition, NSI sold its French operations, as well as certain trademarks and formulas for a pretax loss of $9.0 million. The combined pretax loss of $14.6 million is included in "Loss on sale of businesses" in the "Combined Statements of Income."


     Chemicals segment revenues for fiscal 2000 increased $22.3 million, or 4.6%, to $508.0 million. Increased revenues related primarily to growth in the retail channel and higher revenue in the institutional and industrial channels. Retail channel revenue increased $7.8 million, or 10.8%, as a result of additional home center openings and increased volume through existing stores. The institutional and industrial channel revenue increase of $14.5 million, or 3.5%, was driven by higher United States core sales resulting from 40 additional sales representatives in addition to higher volume from the specialty segments. Operating profit increased $3.5 million, or 7.7%, to $48.7 million. The increase in operating profit resulted from the increased revenue, offset somewhat by a $2.0 million pretax charge for the disposal of obsolete retail chemical inventories in the fourth quarter of fiscal 2000, which is included in "Cost of products sold" in the accompanying "Combined Statements of Income," and lower operating profit from the segment's international operations. The chemicals segment's international operations were negatively impacted by severance costs and weakening currencies. During fiscal 2000, NSI reorganized its three chemical companies. Under the new structure, Acuity expects to benefit from shared resources but will continue to maintain separate sales forces and product brand identities.


     Allocated corporate expenses increased $6.3 million in fiscal 2001 primarily due to an increase in employee medical and casualty insurance costs and higher costs related to strategic and operational initiatives. Interest expense in fiscal 2001 was $5.4 million higher than the prior year due to an increase in the average debt levels and higher interest rates. Allocated corporate expenses in fiscal 2000 increased $2.6 million over 1999, primarily due to higher costs related to strategic initiatives, partially offset by lower compensation expense. Net interest expense increased $30.6 million in fiscal 2000 as a result of higher debt levels required for financing acquisitions as well as higher capital expenditures and working capital.

     Combined income before taxes decreased $66.1 million to $69.2 million for fiscal 2001 due to the lower operating profits at the lighting equipment and chemicals segments, as well as higher corporate and interest expenses. Combined income before taxes in 2000 decreased $7.3 million, or 5.1%, to $135.3 million primarily due to increased interest expense partially offset by increased operating profits in both the lighting equipment and chemicals segments. The provision for income taxes was 41.4%, 38.1%, and 37.5% in fiscal years 2001, 2000, and 1999, respectively. The increase in the 2001 effective tax rate was primarily the result of nondeductible losses associated with the chemicals segment's divestiture of its French operations. The increase in the 2000 effective tax rate primarily related to goodwill recorded in the Holophane acquisition, which is not deductible for tax purposes.

ACQUISITIONS

     Management periodically implements strategic transactions that it believes afford it the opportunity to redeploy resources to create value and position the business for future growth. There were no acquisitions in fiscal 2001.

     Acquisition spending in 2000 totaled $16.2 million and related to the cash-out of remaining Holophane shares. NSI purchased Holophane, a manufacturer of premium quality, highly engineered lighting fixtures and systems, in July 1999 for approximately $470.8 million. Of the total purchase price, $454.6 million was paid during fiscal 1999 and $16.2 million was paid during fiscal 2000.

     In 1999, acquisition spending totaled approximately $514.4 million and was primarily related to the Holophane acquisition. Other acquisitions in the lighting equipment segment included the September 1998 purchase of certain assets of Hydrel, a manufacturer of architectural-grade light fixtures for landscape, in-grade, and underwater applications; the April 1999 purchase of certain assets of Peerless, a manufacturer of high performance indirect/direct suspended lighting products; and the July 1999 purchase of C&G Carandini SA, a manufacturer of exterior lighting fixtures.

LIQUIDITY AND CAPITAL RESOURCES

FISCAL YEAR 2001 COMPARED WITH FISCAL YEAR 2000 AND FISCAL YEAR 2000 COMPARED WITH FISCAL YEAR 1999

Operating Activities

     Operations provided cash of $183.7 million in 2001, compared with $64.0 million in 2000 and $148.1 million in 1999. The increase in 2001 was the result of improvements in accounts receivable, inventory, and accounts payable partially offset by the decrease in net income. The decrease in 2000 related to the increase in receivables and inventory, a decrease in current liabilities, and an increase in income tax payments.

Investing Activities

     Investing activities used cash of $42.9 million in 2001, $87.0 million in 2000, and $554.4 million in 1999. The decrease in 2001 was due to the absence of acquisition spending and lower capital expenditures. The change in fiscal 2000 primarily related to a decrease in acquisition spending, offset somewhat by an increase in capital expenditures.

     Acquisition spending during fiscal 2000 was $16.2 million and related to the cash-out of remaining Holophane shares. Acquisition spending in 1999 of $514.4 million related to the lighting equipment segment's purchase of Holophane, certain assets of Hydrel, certain assets of Peerless, and C&G Carandini SA.

     Capital expenditures were primarily related to the lighting equipment segment and were $47.6 million in 2001 compared with $62.9 million in 2000 and $38.6 million in 1999. In 2001, the lighting equipment segment investments were made primarily in manufacturing cost improvements, new product tooling, and the completion of a new corporate headquarters. In 2000, the lighting equipment segment invested in land, buildings, and equipment for a new plant and in an office facility. The lighting equipment segment's capital expenditures in 1999 related to the purchase of land and buildings for a new plant, manufacturing improvements and upgrades for capacity expansion, and implementation of new technology. In 2002, capital expenditures are expected to approximate $56.1 million as the company continues to invest capital in technology and facilities. Contractual commitments for capital and acquisition spending for fiscal year 2002 approximate $21.7 million.

Financing Activities

     Financing activities used cash of $132.1 million in 2001 and provided cash of $22.6 million and $390.2 million in 2000 and 1999, respectively. The change from 2000 to 2001 is due to the decrease in cash provided by net borrowings of $120.6 million and an increase in the cash used for the net activity with NSI of $34.1 million. The decrease in cash provided by financing activities in 2000 primarily related to the decrease in net borrowings from $463.1 million to $91.9 million. Fiscal 2000 borrowings were used for general operating purposes, including working capital requirements and capital expenditures. Fiscal 1999 borrowings were used primarily to finance acquisitions.


     In May 2001, NSI entered into a three-year agreement to borrow, on an ongoing basis, up to $150.0 million secured by undivided interests in a defined pool of trade accounts receivable of the lighting equipment and chemicals segments. At August 31, 2001, net trade accounts receivable pledged as security for borrowings under the Receivables Facility totaled $227.8 million. Outstanding borrowings at August 31, 2001 were $105.1 million. Interest rates under the Receivables Facility vary with commercial paper rates plus an applicable margin and the interest rate was 3.90% at August 31, 2002. Effective on the Distribution Date, Acuity will assume all of NSI's borrowings and other obligations under the Receivables Facility.


     In July 1999, NSI entered into a $250.0 million, 364-day committed credit facility, which was renewed in June 2001 and expires in June 2002. The credit facility permits certain subsidiaries of NSI to borrow under such facility, and NSI guarantees these borrowings. Interest rates under the credit facilities are based on the LIBOR rate or other rates, at NSI's option. NSI pays an annual fee on the commitments based on NSI's credit rating for unsecured long-term public debt. Outstanding borrowings under the facility at August 31, 2001 were $105.0 million at an interest rate of 4.1 percent. No amounts were outstanding under the facility at August 31, 2000. This facility will be discontinued at the time of the Distribution.


     In October 2001, Acuity entered into a $240.0 million, 364-day committed credit facility with six domestic and international banks that will become effective and will replace NSI's $250.0 million credit facility at the Distribution Date. The facility includes an option for additional lenders to enter the agreement to provide up to a total of $300.0 million of commitments. The facility contains financial covenants including a leverage ratio of total indebtedness to EBITDA and an interest coverage ratio. Interest rates under the facility are based on the LIBOR rate or other rates, at Acuity's option. Acuity will pay an annual fee on the commitment based on Acuity's credit rating for unsecured long-term public debt. The principal lighting equipment subsidiary and the principal chemicals subsidiary of Acuity are guarantors of the facility.


     NSI's commercial paper program was discontinued in July 2001. Amounts outstanding under the commercial paper program were replaced by borrowings under the committed credit facility. The $235.6 million outstanding under NSI's commercial paper program at August 31, 2000 had a weighted-average interest rate of 6.8%.

     At August 31, 2001, NSI had uncommitted lines of credit totaling $111.2 million for general operating purposes, of which $16.8 million is designated as multi-currency. Outstanding borrowings under the uncommitted credit facilities at August 31, 2001 were $24.7 million, at a weighted-average interest rate of 4.95%. At August 31, 2001, $74.4 million in letters of credit was outstanding, primarily under the domestic uncommitted line of credit.


     In January 1999, NSI issued $160.0 million in ten-year publicly traded notes bearing a coupon rate of 6.0%. In August 2000, NSI issued $200.0 million in ten-year publicly traded notes bearing a coupon rate of 8.375%. The fair values of the $160.0 million and $200.0 million notes, based on quoted market prices, were approximately $152.0 million and $219.4 million, respectively, at August 31, 2001. Pursuant to a supplemental indenture executed in contemplation of the Distribution, Acuity and its principal operating subsidiaries have become the obligors of the notes, and NSI, effective upon the completion of the Distribution, will be relieved of all obligations with respect to the notes. Excluding the $160.0 million and $200.0 million notes, long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to NSI for bank loans with similar terms and average maturities.



     As part of the distribution agreement between NSI and Acuity, all but approximately $5 million of NSI's total outstanding debt will be assumed by Acuity or refinanced with new borrowings by Acuity. Accordingly, for purposes of the historical presentation of Acuity's financial position as of August 31, 2001 and August 31, 2000 included in this information statement, all but $5 million of NSI's total outstanding debt has been presented as obligations of Acuity. For purposes of the historical presentation of Acuity's results of operations, Acuity has reflected all of NSI's interest expense related to the debt allocated to it. Management intends to take the necessary actions to effect the transfer of these obligations to Acuity under the same terms existing with NSI; however, management does not have the ability to unilaterally effect the transfer in all cases. In the event that any of NSI's creditors do not accept this transfer, Acuity will be required to refinance the related borrowings. Management believes that the terms of the debt which will ultimately be outstanding at Acuity will not differ materially from the terms of NSI's debt currently outstanding.



     Management believes current cash balances, anticipated cash flows from operations, and available funds from the committed credit facility, the Receivables Facility, and the uncommitted lines of credit are sufficient to meet Acuity's planned level of capital spending and general operating cash requirements for at least the next twelve months.



ACCOUNTING STANDARDS ADOPTED IN FISCAL YEAR 2001


     In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Specifically, Issue 00-10 addresses how the seller of goods should classify amounts billed to a customer for shipping and handling. The EITF concluded that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. NSI adopted EITF 00-10 in fiscal 2001. NSI has historically netted certain shipping and handling revenues charged to customers in costs and expenses. During 2001, the EITF also reached a final consensus on EITF Issue 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." Among other items, Issue 00-22 addresses how the seller of goods should classify offers to a customer for a rebate or refund of a determinable cash amount if the customer completes a specified cumulative level of revenue transactions. The EITF concluded that offers for cash rebates or refunds should be classified as a reduction in revenue. NSI adopted EITF 00-22 during fiscal 2001. NSI historically included rebates in costs and expenses. The adoption of these standards resulted in an immaterial offsetting reclassification between sales and operating expenses for all periods presented.

ACCOUNTING STANDARDS YET TO BE ADOPTED

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 and establishes a new method of testing goodwill for impairment on an annual basis (or on an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also requires that an identifiable intangible asset which is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a fair value-based approach.


     Acuity will adopt SFAS 142 in the first quarter of fiscal 2002. As a result, the amortization of existing goodwill and those intangibles with indefinite useful lives will cease on August 31, 2001, which will result in an estimated decrease in amortization expense of approximately $11.7 million during fiscal 2002. However, Acuity will be required to test its goodwill and intangibles with indefinite useful lives for impairment under the new standard beginning in the first quarter of fiscal 2002, which could have an adverse effect on Acuity's future results of operations if these assets are deemed impaired.


ENVIRONMENTAL MATTERS AND LITIGATION


     See "Note 6: Commitments and Contingencies" in the "Notes to Combined Financial Statements" beginning on page F-17 for a discussion of environmental and litigation matters.


OUTLOOK


     Management continues to implement its growth plans. With both segments anticipating higher material, labor, and fuel costs, the recent general economic slowdown may intensify pricing pressures and limit Acuity's ability to pass along these additional costs in the form of price increases. Management's current forecasts reflect a continuing weak economy in the near future, including a decline in non-residential construction, with a slight recovery expected to start in the late spring of next year.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     GENERAL. Acuity is exposed to market risks that may impact the "Combined Balance Sheets," "Combined Statements of Income," and "Combined Statements of Cash Flows" due to changing interest rates and foreign exchange rates. Acuity does not currently participate in any significant hedging activities, nor does it currently utilize any significant derivative financial instruments. The following discussion provides additional information regarding Acuity's market risks.



     INTEREST RATES. Interest rate fluctuations expose Acuity's variable-rate debt to changes in interest expense and cash flows. Acuity's variable-rate debt, primarily short-term secured borrowings and amounts outstanding under NSI's credit line, amounted to $245.9 million at August 31, 2001. Based on outstanding borrowings at year-end, a 10% adverse change in market interest rates at August 31, 2001 would result in additional annual after-tax interest expense of approximately $0.6 million. Although a fluctuation in interest rates would not affect interest expense or cash flows related to the $360 million publicly traded notes, Acuity's primary fixed-rate debt, a 10% increase in market interest rates at August 31, 2001 would decrease the fair value of these notes to approximately $356.1 million.



     FOREIGN EXCHANGE RATES. The majority of Acuity's revenue, expense, and capital purchases are transacted in U.S. dollars. Acuity does not believe a 10% fluctuation in average foreign currency rates would have a material effect on its combined financial position or results of operations. Acuity does not engage in speculative transactions, nor does Acuity hold or issue financial instruments for trading purposes. To the extent possible, Acuity mitigates its exposure to unfavorable foreign currency translation adjustments through the use of foreign-currency denominated debt agreements.

                              ACUITY'S BUSINESSES


GENERAL


     Acuity will own and operate the lighting equipment and chemicals businesses of NSI. These businesses represented approximately 73% of NSI's consolidated assets and 78% of NSI's consolidated revenues as of and for the fiscal year ended August 31, 2001. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses.


LIGHTING EQUIPMENT


     Acuity's lighting equipment business, Acuity Lighting Group, includes Lithonia Lighting and Holophane. Management of Acuity believes that the lighting equipment business is the world's largest manufacturer of lighting fixtures for both new construction and renovation. Products include a full range of indoor and outdoor lighting for commercial and institutional, industrial and residential applications. Lighting products are manufactured in the United States, Canada, Mexico, and Europe and are marketed under numerous brand names, including Lithonia, Holophane(R), Home-Vue(R), Light Concepts(R), Gotham(R), Hydrel(R), Peerless(R), Antique Street Lamps, and Reloc(R).


     Principal customers include wholesale electrical distributors, retail home centers, and lighting showrooms located in North America and select international markets. In North America, the lighting equipment business's products are sold through independent sales agents and factory sales representatives who cover specific geographic areas and market segments. Products are delivered through a network of distribution centers, regional warehouses, and commercial warehouses using both common carriers and a company-owned truck fleet. For international customers, the lighting equipment business employs a sales force that adopts distribution methods to meet individual customer or country requirements. In fiscal 2001, North American sales accounted for more than 97% of the lighting equipment business's gross sales.

CHEMICALS


     Acuity's chemicals business, Acuity Specialty Products Group, includes Zep Manufacturing, Enforcer Products, and Selig Industries. The business is a leading provider of specialty chemical products in the institutional and industrial (I&I) and retail markets. Products include cleaners, sanitizers, disinfectants, polishes, floor finishes, degreasers, deodorizers, pesticides, insecticides, and herbicides. Zep Manufacturing manufactures products in four North American plants and two European plants. Enforcer operates a single manufacturing facility in Georgia.



     The chemicals business provides products to customers primarily in North America and Western Europe. In fiscal 2001, North American sales accounted for approximately 91% of the business's gross sales. Zep Manufacturing and Selig Industries serve a range of institutional and industrial customers, from small sole proprietorships to Fortune 1000 corporations. Individual markets in the non-retail channel include automotive, vehicle wash, food, aviation, industrial manufacturing, and contract cleaners and are serviced through a direct commissioned sales force. Enforcer provides Enforcer-branded products and Zep-branded products to retail channels such as home centers, hardware stores, mass merchandisers, and drug stores.

INDUSTRY OVERVIEW

LIGHTING EQUIPMENT


     The size of the world lighting fixture market in 2000 was estimated at $19.0 billion. North America represents the largest market with a size of $8.5 billion, followed by Europe at $6.5 billion, and Asia/Pacific at $3.3 billion. The U.S. market is relatively fragmented with the top four manufacturers (including Acuity's lighting equipment business) representing approximately 50% of the total lighting market.


     Primary demand influences are non-residential and residential construction, both new and renovation. Major trends include the on-going development of new and more efficient lamp sources and optical designs, increased adoption of new lighting ordinances, and continued emphasis on energy efficiency.

     There has been a significant increase in the size and relative presence of the retail home center segment. In addition, imports of foreign-sourced lighting products continue to grow, including both the foreign production of U.S. manufacturers, as well as low-cost fixtures from Asian manufacturers. European-based electrical distributors have increased their presence in the U.S. with the acquisition of U.S.-based local and regional distributor chains, and smaller U.S. distributors continue to seek leverage through alignment with buying groups.

CHEMICALS


     The $7.6 billion U.S. industrial & institutional (I&I) janitorial cleaning and sanitation market is highly fragmented with five major players (including Acuity) possessing 50% of the total market and the remainder divided between hundreds of regional players. In general, the market grows at a rate approximating GDP. To some extent, consumption of janitorial cleaning and sanitation products is discretionary, but in a health-driven, sophisticated market such as the U.S., health and safety regulations and customer expectations buffer demand downturns. Increasing legislation in the areas of food and occupational health that require increased application ranges and frequency of use is fueling demand increases. Demand decreases are being pushed by more efficient product use and an increased awareness of the potential negative impacts of occupational chemical exposure and residuals. In addition to the I&I market, there is a U.S. retail chemical market of $5.4 billion, including a $3.4 billion market for cleaners and a $2.0 billion market for pest control.


     Two major trends are reshaping the industry. First, health and safety regulations are shrinking the pool of available chemicals, while at the same time increasing the total use rates. This has pushed development of improved physical product forms and application methods. Second, consolidation and communication are forcing increased corporate buying and disintermediation of the supply chain, threatening the reselling distributors and requiring increased base manufacture logistics skills.

PRODUCTS

LIGHTING EQUIPMENT


     Acuity Lighting Group produces a wide variety of lighting fixtures, used in the following applications:


     - COMMERCIAL & INSTITUTIONAL -- Applications are represented by stores, hotels, offices, schools, hospitals, as well as other government and public buildings. Products that serve these applications include recessed, surface and suspended fluorescent lighting products, recessed downlighting and track-lighting, as well as "high-abuse" lighting products. The outdoor areas associated with these application segments are addressed by the lighting equipment business's outdoor lighting products, such as area and floodlighting, decorative site lighting, as well as landscape lighting.

     - INDUSTRIAL -- Applications include primarily warehouses and manufacturing facilities. The lighting equipment business serves these applications with a variety of glass and acrylic high intensity discharge (HID) and fluorescent lighting products.

     - INFRASTRUCTURE -- Applications include highways, tunnels, airports, railway yards and ports. Products that serve these applications include high-mast lighting, off-set roadway and sign lighting.

     - RESIDENTIAL -- Applications are addressed with a combination of decorative fluorescent and downlighting products, as well as utilitarian fluorescent products.

     - OTHER APPLICATIONS & PRODUCTS -- Other applications and products include emergency lighting products which are used in all non-residential buildings, and lighting control and flexible wiring systems.

     Recessed fluorescent lighting products accounted for approximately 15.5%, 15.2% and 18.1% of total consolidated revenue during fiscal years 2001, 2000 and 1999, respectively. No other product category accounted for more than 10% of total consolidated revenue for these periods.

CHEMICALS


     Acuity Specialty Products Group produces and supplies various specialty chemicals products, such as:



     - CLEANERS -- We offer one of the largest ranges of cleaning products, with liquid, emulsion, aerosol, acids, solvent and powdered products. New products (45 in the past 24 months) have been based on "micro emulsion technology" and are targeted to maintain a competitive advantage in this fast changing area.


     - SANITIZERS/DISINFECTANTS -- This area has seen increased regulatory pressure on the choice of available chemistry. Application technology and the use of non-residual products such as chlorine dioxide have supplemented the broad existing range of oxidizing and non-oxidizing range.


     - POLISHES -- Historically a strong area for the chemicals business, decreasing customer interest has limited additional products in this range.


     - FLOOR FINISHES -- This continues to be a strong product segment. Products covering stripping, burnishing, cleaning, polishing, and broadloom and spot carpet care provides customers with extensive choice. Little new technology has been seen in this area recently.


     - DEGREASERS -- Health and safety regulations have had a major impact in this area. We have introduced over 25 new products in this area recently. These new introductions have addressed the regulatory requirement for solvent elimination and/or reductions in the percentage of volatile solvents.


     - DEODORIZERS -- This market segment has seen significant growth, primarily due to consumer demand. Driven more by application method, packaging and physical form, this trend-based segment has required numerous new introductions to strengthen the range, including metered dispensing system and refillable delivery packages.


     - PESTICIDES/INSECTICIDES/HERBICIDES -- There are few new compounds available for the chemicals business to bring to market. As with solvents, this segment has seen a decreasing pool of available chemistries and new developments have targeted delivery systems and application methods.


STRATEGY

LIGHTING EQUIPMENT


     Acuity's lighting equipment business intends to focus on the North American market. Acuity believes that it must execute on a combination of rapid product development and customer/channel focus in order to respond quickly and effectively to specific opportunities. The lighting equipment business will continue improving logistics, especially through internet-based solutions, in order to deliver timely and accurate information to customers. Management believes the key challenge for the lighting equipment business is being able to respond quickly to changing economic and market trends.


CHEMICALS


     Acuity management believes the key objective for the chemicals business will be the integration of all chemicals' R&D, manufacturing, logistics and support functions. Management views the central challenge ahead of the chemicals business as leveraging the strength and efficiencies gained through the consolidation of support functions to grow revenues faster than the overall market, and return the chemicals business to historical profit margins.


CUSTOMERS

     No single customer accounted for 10% or more of the lighting equipment and chemicals businesses total revenues in fiscal year 2001. However, 12.6% of the 2001 fiscal year revenues of the chemicals business was related to a single customer, the loss of which would adversely affect the chemicals business.

LIGHTING EQUIPMENT


     Our primary lighting equipment customer groups include electrical distributors, retail home centers, national accounts, lighting showrooms, and electric utilities. In addition, there are a variety of other buying influences which, for any given project, could represent a significant influence in the product specification process. These generally include engineers, architects and lighting designers. For the year ended August 31, 2001, the main customer base for NSI's lighting equipment segment was electrical distributors, representing approximately 75% of revenue. For the year ended August 31, 2001, retail home centers and national accounts represented a combined 17% of revenue.

CHEMICALS


     Our chemicals business features both institutional and industrial (I&I) and retail customers. I&I customers include automotive, vehicle wash, aviation, restaurateurs, industrial manufacturing and contract cleaners. Customers range from small sole proprietorships to Fortune 1000 corporations. The retail market includes customers such as Lowe's, Ace Hardware, TruServ Hardware and HWI, together marketing a wide variety of the Enforcer line of products. Additionally, The Home Depot is the exclusive marketing arm for Enforcer's industrial strength line of cleaner products sold under the Zep Commercial brand name. For the fiscal year ended August 31, 2001, the main customer base for Acuity's chemicals segment was the I&I market, representing approximately 83% of revenue.


MANUFACTURING


     Acuity will operate 31 manufacturing facilities and sites in seven countries, including 19 facilities in the United States, five facilities in Canada, three facilities in Mexico, and four facilities in Europe.


LIGHTING EQUIPMENT


     In our lighting equipment business, key processes are evaluated on an ongoing basis to promote an appropriate balance of vertical integration versus outsourced capabilities to produce the most profitable outcomes for the business. Investment is focused at offsetting rising labor costs through increased labor efficiency. Local supplier factories and warehouses also provide an opportunity to minimize these locations' inventory carrying costs through frequent just-in-time deliveries.


     Contract manufacturing for residential, commercial and industrial product occurs via established supplier/partner relationships. Also, OEM purchases of finished goods are outsourced from both pole manufacturers for the outdoor product line, as well as from Asian and European sources for a variety of residential and commercial lighting equipment.

     U.S. operations represent approximately 56% of production; Mexico accounts for approximately 28% of production; Canada accounts for approximately 6% of production; and Europe accounts for approximately 2% of production. The remaining 8% of production is outsourced using contract manufacturing and OEM finished good suppliers.

CHEMICALS


     Our chemicals business manufactures products that comprise approximately 75% of its sales volume, with facilities located in the United States, Canada, Holland and Italy. The remaining 25% of sales volume is derived from finished goods that supplement the manufactured product line. Approximately 4% of the inhouse manufactured goods are produced outside of the U.S.


     Core manufacturing and distribution processes are being integrated to provide the lowest possible costs. Our chemicals business is focused on efforts to maximize return on employed capital through Six Sigma to lead productivity improvement programs. In addition, efforts are underway to optimize inventories through a Stock Keeping Unit (SKU) reduction program.



     Our chemicals business controls a proprietary distribution network designed to ensure continuation of customer service levels at the top end of the industrial and retail markets. Given the freight systems and technology available in today's marketplace, we business will continue to explore options for reductions in distribution network assets while improving historically higher service levels.


DISTRIBUTION

LIGHTING EQUIPMENT


     Products are delivered through a network of strategically located distribution centers, regional warehouses, and commercial warehouses using both common carriers and a company-owned truck fleet. For international customers, our lighting equipment business employs an inside sales force that adapts distribution methods to meet individual customer or country requirements.


CHEMICALS


     Our chemicals business employs a direct sales force. The Zep and Selig brands utilize numerous strategically located distribution centers, while the Enforcer products are shipped via common carrier from the Cartersville, Georgia, plant and warehouse.


RESEARCH AND DEVELOPMENT


     In recent years, research and development for the lighting equipment and chemicals segments has been focused on the development of new products and improved delivery systems. We spent $17.0 million, $18.6 million and $8.1 million on research and development activities for the lighting equipment and chemicals segments for the fiscal years ended August 31, 2001, 2000 and 1999, respectively.


SALES AND MARKETING

LIGHTING EQUIPMENT


     SALES. The lighting equipment business will sell its lighting products through independent sales agents and factory sales representatives. Following the Distribution, Acuity will employ approximately 500 people in sales and marketing of lighting products, with 331 in the United States, 33 in Canada, 60 in Mexico, and 76 in other countries, including Europe and Asia.


     MARKETING. The lighting equipment business will market its products through a broad spectrum of marketing and promotion vehicles, including direct customer contact, on-site training at a training facility, print advertising in industry publications, product brochures and other literature, as well as electronic media. Direct customer contact will be performed by market development managers, whose primary role is the promotion of select products to the many buying influences involved in the specification/bid process common in the industry. On-site training is conducted at a dedicated product training facility at the lighting equipment business's headquarters in Conyers, Georgia.

CHEMICALS


     SALES. Acuity will sell its chemicals products primarily through a direct sales force. Following the Distribution, Acuity will employ approximately 2,100 people in sales and marketing of chemicals products, with 1,650 in the United States, 190 in Canada, and 260 in Europe. In the United States, sales representatives will be distributed in proportion to the relative size of the economic centers.


     MARKETING. Marketing efforts are focused on solving customer needs through attention to solution-based programs that combine industry knowledge with chemical products and delivery systems.

COMPETITION

LIGHTING EQUIPMENT


     The lighting equipment industry in which Acuity will operate is highly competitive, with the largest suppliers serving many of the same markets. Competition is based on brand name recognition, price, product quality and customer responsiveness. Main competitors in the lighting industry include Cooper Industries, Genlyte Group and U.S. Industries. Acuity management believes that, together with Acuity's lighting equipment business, the four largest lighting manufacturers (including Acuity's lighting equipment business) possess approximately a 50% share of the total lighting market.


CHEMICALS


     The chemicals industry in which Acuity Specialty Products Group will operate is highly competitive. Overall, competition is very fragmented, with numerous local and regional operators and a few companies with national presences. Most competitors offer products in some but not all of the markets served by Acuity. Competition is based primarily on brand name recognition, price, product quality, and customer responsiveness. Competitors in the chemicals industry include Ecolab, Unilever/Diversey, NCH and SC Johnson. Management believes that the five major players (including Acuity) have 50% of the total market and the remainder is divided between hundreds of regional players.


ENVIRONMENTAL REGULATION


     Acuity's operations will be subject to federal, state, local and foreign laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of Acuity's operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Acuity will incur capital and operating costs relating to environmental compliance on an ongoing basis. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial. While Acuity believes that it is currently in substantial compliance with all material environmental laws and regulations, there can be no assurance that Acuity will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with acquisitions of existing operating facilities, or to comply with changes in, or stricter or different interpretations of, existing laws and regulations. Such costs could have a material adverse effect on Acuity's results of operations.



     Acuity will assume certain environmental liabilities in the Distribution relating to ongoing legal proceedings in connection with state and federal Superfund sites. While Acuity does not believe these claims will result in material liability, there can be no assurance that Acuity will not be required pay a substantial amount of money relating to these claims. Such payment could have a material adverse effect on Acuity's results of operations. See "Note 6:
Commitments and Contingencies" in the "Notes to Combined Financial Statements" beginning on page F-17 for a discussion of environmental matters.


RAW MATERIALS


     Acuity's businesses require certain raw materials for their products, including aluminum, plastics, electrical components, solvents, surfactants, certain grades of steel and glass. Acuity will purchase most of these raw materials on the open market and rely on third parties for the sourcing of finished goods. As such, the cost of products sold may be affected by changes in the market price of the above-mentioned raw materials or sourcing services and finished goods. Acuity does not expect to engage in commodity hedging transactions for raw materials. Significant increases in the prices of Acuity's products due to increases in the cost of raw materials or sourcing could have a negative effect on demand for products and on profitability as well as a material adverse effect on Acuity's results of operations.


     Each business utilizes multiple suppliers, with no single supplier comprising more than 10% of purchased raw materials of either business. Each business constantly monitors and investigates alternative suppliers and alternative materials. Additionally, each business has participated in internet auctions as a new method of competitive bidding.

BACKLOG ORDERS

     Sales order backlogs of the lighting equipment business believed to be firm as of August 31, 2001 and August 31, 2000 were $141.5 million and $155.2 million, respectively. Sales order backlogs for the chemicals business are not material.

PATENTS, LICENSES AND TRADEMARKS


     Acuity will own and have obtained licenses to various domestic and foreign patents, patent applications and trademarks related to its products, processes and businesses. These intellectual property rights, particularly the trademarks relating to the brands of Acuity products, are important factors for Acuity's business. To protect these proprietary rights, Acuity relies on copyright, trade secret and trademark laws. Despite these protections, unauthorized parties may attempt to infringe on Acuity's intellectual property. Management of Acuity is not aware of any such material unauthorized use or of any claims that Acuity does not have the right to use any intellectual property material to Acuity's businesses. While patents and patent applications in the aggregate are important to Acuity's competitive position, no single patent or patent application is material to Acuity.

SEASONALITY AND CYCLICALITY


     Acuity's businesses are seasonal in nature, with revenues being affected by the impact of weather and seasonal demand on construction and installation programs, in addition to the annual budget cycles of major customers. Because of these seasonal factors, Acuity expects to experience its highest sales in the last two quarters of its fiscal year ended August 31.



     A significant portion of the lighting equipment business's revenues are made to customers in the new construction and renovation industries. These industries are cyclical in nature and subject to changes in general economic conditions. In addition, sales of the chemicals business are dependent on the retail, wholesale and industrial markets for its product line. Economic downturns and the potential declines in construction and demand for specialty chemicals may have a material adverse effect on Acuity's net sales and operating income.


INTERNATIONAL OPERATIONS


     Acuity will manufacture and assemble products at numerous facilities, some of which are located outside the United States. Approximately 39% and 4% of the lighting equipment and chemicals segments' products, respectively, are manufactured outside the United States. Acuity will also obtain components and finished goods from suppliers located outside the United States. Approximately 28% of Acuity's lighting equipment products are produced in facilities operated in Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations, known as "Maquiladoras," by foreign companies. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Industrial Development of Mexico. Maquiladora status allows Acuity to import certain items from the United States into Mexico duty-free, provided that such items, after processing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations. Although manufacturing operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations has in the past and could in the future result in increased labor costs. Acuity may be required to make additional investments in automating equipment to partially offset increased labor costs.


     For the fiscal year ended August 31, 2001, international sales represented approximately 10% and 16% of the total sales of the lighting equipment and chemicals businesses, respectively.

EMPLOYEES


     Following the Distribution, Acuity will employ approximately 11,800 employees, of whom approximately 8,050 will be employed in the United States, 2,400 in Mexico, 720 in Canada, and 630 in other international locations, including Europe and Asia/Pacific. Union recognition and collective bargaining arrangements will be in place in six countries, covering a total of approximately 5,500 persons (including approximately 2,950 in the United States). Management believes that it generally has a good relationship with both its unionized and non-unionized employees.

PROPERTIES


     The general corporate offices of Acuity are located in Atlanta, Georgia. Because of the diverse nature of operations and the large number of individual locations, it is neither practical nor meaningful to describe each of the operating facilities owned or leased by Acuity. The following listing summarizes the significant facility categories by business:


DIVISION                            OWNED   LEASED   NATURE OF FACILITIES
--------                            -----   ------   --------------------
Lighting Equipment................   18        6     Manufacturing Facilities
                                      1        9     Warehouses
                                      1        1     Distribution Centers
                                      9       11     Offices
Chemicals.........................    4        3     Manufacturing Plants
                                     16       40     Warehouses
                                     --       10     Offices
                                     --        1     Training Center


     The following table provides additional information related to Acuity's manufacturing facilities:


                                             UNITED
                                             STATES   CANADA   MEXICO   EUROPE   TOTAL
                                             ------   ------   ------   ------   -----
Lighting Equipment
  Owned....................................    12         1        3        2     18
  Leased...................................     4         2       --       --      6
Chemicals
  Owned....................................     3        --       --        1      4
  Leased...................................    --         2       --        1      3
                                               --      ----     ----     ----     --
          Total............................    19         5        3        4     31
                                               ==      ====     ====     ====     ==


None of Acuity's individual properties is considered to have a value that is significant in relation to Acuity's assets as a whole. Acuity believes that its properties are well maintained and are in good operating condition. Acuity's properties are suitable and adequate for its present needs. Acuity believes that it has additional capacity available at most of Acuity's production facilities and that it could significantly increase production without substantial capital expenditures.


LEGAL PROCEEDINGS


     From time to time, as a normal incident of the nature and kind of businesses in which Acuity is engaged, various claims or charges may be asserted and litigation commenced against Acuity. In the opinion of Acuity's management, no current claim or litigation would result in a material adverse effect on Acuity's results of operations or financial condition. See "Note 6: Commitments and Contingencies" in the "Notes to Combined Financial Statements" beginning on page F-17 for a discussion of litigation matters.

                              ACUITY'S MANAGEMENT


BOARD OF DIRECTORS


     As provided in Acuity's certificate of incorporation, Acuity's board of directors will be divided into three classes. Directors in each class initially will serve until the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three-year terms. Acuity initially intends to have a board of directors that will consist of six directors. Listed below is certain information concerning individuals who are expected to serve as directors of Acuity following the Distribution. Each person named below is currently a director of NSI and is expected to resign from NSI's board as of the Distribution Date. Following the Distribution, there will be no overlap between the respective boards of directors of NSI and Acuity.



                                                                 POSITION WITH NSI AND PRINCIPAL
                              TERM                               BUSINESS AFFILIATIONS DURING PAST
NAME                   AGE   EXPIRES   POSITION WITH ACUITY      FIVE YEARS
----                   ---   -------   --------------------      ---------------------------------
James S. Balloun.....  63     2003     Chairman, President and   Mr. Balloun has served as
                                       Chief Executive Officer   Chairman of the Board of
                                                                 Directors and Chief Executive
                                                                 Officer of NSI since February
                                                                 1996 and President of NSI since
                                                                 October 1996. He was previously
                                                                 affiliated with the management
                                                                 consulting firm McKinsey &
                                                                 Company, Inc., where he served as
                                                                 Director from June 1976 until
                                                                 January 1996. Mr. Balloun is a
                                                                 director of Georgia-Pacific
                                                                 Corporation, Radiant Systems,
                                                                 Inc., and Wachovia Corporation.
Leslie M. Baker,       59     2003     Director                  Mr. Baker has served as a
  Jr.................                                            director of NSI since January
                                                                 2000. He has served since April
                                                                 1998 as Chairman of the Board of
                                                                 Wachovia Corporation and Wachovia
                                                                 Bank. Mr. Baker served as
                                                                 President and Chief Executive
                                                                 Officer of Wachovia Corporation
                                                                 from 1994 until September 2001;
                                                                 President and Chief Executive
                                                                 Officer of Wachovia Bank since
                                                                 June 1997 and from 1990 to 1993;
                                                                 and President and Chief Operating
                                                                 Officer of Wachovia Corporation
                                                                 from February 1993 to December
                                                                 1993.

                                                                 POSITION WITH NSI AND PRINCIPAL
                              TERM                               BUSINESS AFFILIATIONS DURING PAST
NAME                   AGE   EXPIRES   POSITION WITH ACUITY      FIVE YEARS
----                   ---   -------   --------------------      ---------------------------------
Peter C. Browning....  60     2002     Director                  Mr. Browning has served as a
                                                                 director of NSI since January
                                                                 2001. He has served as Non-
                                                                 Executive Chairman of Nucor
                                                                 Corporation since September 2000.
                                                                 He previously served as President
                                                                 and Chief Executive Officer (from
                                                                 1998 to 2000) and President and
                                                                 Chief Operating Officer (from
                                                                 1995 to 1998) of Sonoco Products
                                                                 Company. He is a director of
                                                                 Wachovia Corporation, Lowe's
                                                                 Companies, Inc., Phoenix
                                                                 Companies, Inc., and Phoenix Home
                                                                 Life Mutual Insurance Company.
John L. Clendenin....  67     2004     Director                  Mr. Clendenin has served as a
                                                                 director of NSI since November
                                                                 1996. He is Chairman Emeritus of
                                                                 BellSouth Corporation, which he
                                                                 served as Chairman from December
                                                                 1996 to December 1997 and as
                                                                 Chairman, President and Chief
                                                                 Executive Officer from 1983 until
                                                                 December 1996. Mr. Clendenin is a
                                                                 director of Coca-Cola Enterprises
                                                                 Inc., Equifax Inc., The Home
                                                                 Depot, Inc., The Kroger Company,
                                                                 Powerwave Technologies, and
                                                                 Springs Industries, Inc. He
                                                                 previously served as a director
                                                                 of NSI from 1984 until 1995.
Ray M. Robinson......  53     2002     Director                  Mr. Robinson has served as a
                                                                 director of NSI since January
                                                                 2000. He has served as President
                                                                 of the Southern Region of AT&T
                                                                 Corporation since 1996. Mr.
                                                                 Robinson served as Vice
                                                                 President -- Corporate Relations
                                                                 of AT&T from 1994 to 1996. He
                                                                 joined AT&T in 1968 and has held
                                                                 numerous senior management
                                                                 positions in marketing, corporate
                                                                 relations, engineering and
                                                                 regulatory affairs. Mr. Robinson
                                                                 is a director of Avnet, Inc.,
                                                                 Citizens Bancshares Corporation,
                                                                 and Mirant Corporation.

                                                                 POSITION WITH NSI AND PRINCIPAL
                              TERM                               BUSINESS AFFILIATIONS DURING PAST
NAME                   AGE   EXPIRES   POSITION WITH ACUITY      FIVE YEARS
----                   ---   -------   --------------------      ---------------------------------
Neil Williams........  65     2004     Director                  Mr. Williams has served as a
                                                                 director of NSI since January
                                                                 2000. He has served as General
                                                                 Counsel and Global Partner of
                                                                 AMVESCAP PLC since October 1999.
                                                                 AMVESCAP PLC offers investment
                                                                 management and mutual fund
                                                                 services primarily under the
                                                                 names INVESCO and AIM. He was a
                                                                 partner with the law firm Alston
                                                                 & Bird LLP from 1965 to October
                                                                 1999 and served as managing
                                                                 partner from 1984 to 1996. Mr.
                                                                 Williams began his career with
                                                                 Alston & Bird in 1961. He is a
                                                                 director of National Data
                                                                 Corporation and Printpack, Inc.


COMMITTEES OF THE BOARD OF DIRECTORS


     Acuity's board of directors will establish several standing committees to assist in the discharge of its responsibilities. These committees will include an audit committee, a governance and nominating committee, a compensation committee and an executive committee. Acuity's board of directors will also establish such other committees as it deems appropriate, in accordance with applicable Delaware law and Acuity's bylaws.


DIRECTORS' COMPENSATION


     After the Distribution, Acuity expects initially to compensate its directors as described below. Acuity will review its compensation arrangements for directors from time to time and may alter these arrangements after the Distribution.



     Directors who are salaried employees of Acuity will receive no additional compensation for services as a director or as a member of a committee of Acuity's board. Following the Distribution Date, all non-employee directors are expected to receive an annual retainer of $40,000. The chair of each standing committee of the board is expected to receive an additional annual fee of $5,000. Acuity will also reimburse each non-employee director for out-of-pocket expenses incurred in connection with attendance at board and committee meetings.



     Acuity has adopted a deferred stock unit plan for the benefit of the non-employee directors. Under this plan, each director will be paid one-half of his annual fee and may elect to receive additional portions of his annual fee and chairman fee in deferred stock units. Non-employee directors will receive a one-time grant of deferred stock units upon their election and an annual grant of deferred stock units. The value and return on the deferred stock units will be equivalent to the value and return on Acuity Shares. The director's account will generally be payable on or after retirement from the board.



     The deferred stock units currently held by non-employee directors of NSI who will become directors of Acuity (and certain former directors of NSI) will be transferred and assumed by Acuity. As of the Distribution Date, the value of such units will be converted into deferred stock units representing Acuity Shares based upon the relative values of NSI's common stock and the Acuity Shares.



     Acuity has adopted, with the approval of NSI in its capacity as sole stockholder, the Acuity 2001 Nonemployee Directors Stock Option Plan (the "Director Plan"). The full text of the Director Plan is filed as an exhibit to the Registration Statement that Acuity has filed with the Commission which relates to this information statement. Acuity established the plan to encourage ownership of Acuity Shares by directors, which gives directors an increased incentive to devote their efforts to Acuity's success on behalf of stockholders.



     Grants of awards under the Director Plan will be automatic. On the day following the Distribution Date, each non-employee director will be granted an option to purchase 1,500 Acuity Shares. In addition, as of the date of the first annual meeting of Acuity's stockholders after the Distribution, and on the date of each subsequent annual meeting of Acuity's stockholders, each non-employee director serving on that date will be granted an option to purchase 1,500 Acuity Shares. The exercise price of each option granted under the Director Plan will be the fair market value of the shares of common stock on the date of grant. Each option granted under the Director Plan will become fully exercisable one year after the date of grant and will remain exercisable for ten years from the grant date.



     Acuity Shares subject to the Director Plan may be authorized but unissued shares or shares that were once issued and subsequently reacquired by Acuity. The total number of Acuity Shares for which options may be granted under the director plan will be 300,000, subject to adjustment. The Director Plan will terminate automatically on the day prior to the tenth anniversary of effective date of the Director Plan, but the board of directors may terminate the Director Plan at any time before that date.



     With respect to outstanding options held by non-employee directors of NSI who will become directors of Acuity (and certain former directors of NSI), at the time of the Distribution the NSI options will be converted to, and replaced by, Acuity stock options in accordance with the option conversion ratio provided for in the employee benefits agreement. See "Relationship Between NSI and Acuity Following the Distribution -- Employee Benefits Agreement" beginning on page 28.

EXECUTIVE OFFICERS


     Listed below is certain information concerning individuals who are expected to serve as executive officers of Acuity following the Distribution. Except Mr. Nagel, each person named below is currently an executive officer of NSI and is expected to resign his position with NSI as of the Distribution Date.



                                                         POSITION WITH NSI AND
                                                         PRINCIPAL
                                                         BUSINESS AFFILIATIONS DURING
NAME                     AGE   POSITION WITH ACUITY      PAST FIVE YEARS
----                     ---   --------------------      ----------------------------
James S. Balloun.......  63    Chairman, President and   Mr. Balloun has served as
                               Chief Executive Officer   Chairman of the Board of
                                                         Directors and Chief
                                                         Executive Officer of NSI
                                                         since February 1996 and
                                                         President of NSI since
                                                         October 1996. He was
                                                         previously affiliated with
                                                         the management consulting
                                                         firm McKinsey & Company,
                                                         Inc., where he served as a
                                                         Director from June 1976
                                                         until January 1996. Mr.
                                                         Balloun is a director of
                                                         Georgia-Pacific Corporation,
                                                         Radiant Systems, Inc., and
                                                         Wachovia Corporation.

                                                         POSITION WITH NSI AND
                                                         PRINCIPAL
                                                         BUSINESS AFFILIATIONS DURING
NAME                     AGE   POSITION WITH ACUITY      PAST FIVE YEARS
----                     ---   --------------------      ----------------------------
Vernon J. Nagel........  43    Executive Vice President  Mr. Nagel was elected
                               and Chief Financial       Executive Vice President and
                               Officer                   Chief Financial Officer of
                                                         Acuity effective December 1,
                                                         2001. From 1999 to joining
                                                         Acuity, Mr. Nagel was a
                                                         principal with Jepson
                                                         Associates, Inc. a private
                                                         investment company. From
                                                         1993 to 1999, Mr. Nagel was
                                                         Executive Vice President,
                                                         Chief Financial Officer and
                                                         Treasurer of Kuhlman
                                                         Corporation, a diversified
                                                         industrial manufacturing
                                                         company that produced
                                                         proprietary products for
                                                         commercial and industrial
                                                         applications.
Kenneth W. Honeycutt...  50    Executive Vice President  Mr. Honeycutt has served as
                               and President of Acuity   President of Lithonia
                               Lighting Group            Lighting under NSI since
                                                         June 2000. He has been with
                                                         Lithonia since 1972 in a
                                                         variety of positions
                                                         covering a broad range of
                                                         processes and products.
John K. Morgan.........  47    Executive Vice President  Mr. Morgan has served as
                               and President of          President of Holophane since
                               Holophane                 June 2000 and served as
                                                         Executive Vice President of
                                                         the Lithonia Lighting Group
                                                         from 1999 to 2001. He joined
                                                         Lithonia Lighting in 1977
                                                         and held a variety of senior
                                                         management positions prior
                                                         to 1999.

                                                         POSITION WITH NSI AND
                                                         PRINCIPAL
                                                         BUSINESS AFFILIATIONS DURING
NAME                     AGE   POSITION WITH ACUITY      PAST FIVE YEARS
----                     ---   --------------------      ----------------------------
James H. Heagle........  57    Executive Vice President  Mr. Heagle has served as
                               and President of Acuity   President of NSI's Chemicals
                               Specialty Products Group  Group (which will now be
                                                         known as Acuity Specialty
                                                         Products Group) since May
                                                         2000. He previously served
                                                         as President and Chief
                                                         Operating Officer of Calgon
                                                         Corporation from 1996 until
                                                         2000. Prior to Calgon, Mr.
                                                         Heagle spent 24 years in
                                                         various management positions
                                                         with Mobil Chemical.
Kenyon W. Murphy.......  44    Senior Vice President     Mr. Murphy has served as
                               and General Counsel       Senior Vice President and
                                                         General Counsel of NSI since
                                                         April 2000. Prior to that
                                                         role, he served NSI as Vice
                                                         President and Associate
                                                         Counsel from 1996 until
                                                         April 2000 and as Secretary
                                                         from 1992 until 1998. Mr.
                                                         Murphy joined NSI in 1985.
Joseph G. Parham,        52    Senior Vice President,    Mr. Parham has served as
  Jr...................        Human Resources           Senior Vice President of
                                                         Human Resources of NSI since
                                                         May 2000. He had been
                                                         President and Chief
                                                         Operating Officer of
                                                         Polaroid Eyeware since 1999
                                                         and Senior Vice President of
                                                         Worldwide Human Resources of
                                                         Polaroid Corporation since
                                                         1994.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     There is no family relationship between any of Acuity's executive officers or directors, and there are no arrangements or understandings between any of Acuity's executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with directors or officers of Acuity acting solely in their capacities as such. Generally, following the Distribution, Acuity's executive officers will be elected annually and will serve at the pleasure of Acuity's board of directors.



HISTORICAL COMPENSATION OF ACUITY EXECUTIVE OFFICERS BY NSI



     During the fiscal years ended August 31, 2001, August 31, 2000, and August 31, 1999, Acuity's executive officers that were employed by NSI were compensated in accordance with NSI's plans and policies. The following table sets forth certain information with respect to the annual and long-term compensation for services to NSI for Acuity's chief executive officer and the other four most highly compensated executives of NSI who are expected to become executive officers of Acuity following the Distribution (the "Named Executive Officers"). All references in the following tables to stock and stock options relate to awards of stock and stock options granted by NSI. Such amounts do not reflect the compensation such persons will receive following the Distribution. The employee benefits agreement provides that at the time of the Distribution, NSI stock options held by Acuity employees will generally be converted to, and replaced by, Acuity stock options in accordance with a conversion ratio. Each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Acuity Share (subject to the same restrictions, including vesting provisions, as the NSI restricted stock) for each NSI restricted share held. See "Relationship Between NSI and Acuity Following the
Distribution -- Employee Benefits Agreement" beginning on page 28.


                           SUMMARY COMPENSATION TABLE


                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                                                       ----------------------
                                                                                         AWARDS      PAYOUT
                                                                                       ----------   ---------
                                                    ANNUAL COMPENSATION                UNDERLYING
                                        --------------------------------------------    OPTIONS/      LTIP       ALL OTHER
                               FISCAL                               OTHER ANNUAL          SARS       PAYOUT     COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR    SALARY ($)   BONUS ($)   COMPENSATION ($)(1)     (#)(2)      ($)(3)        ($)(4)
---------------------------    ------   ----------   ---------   -------------------   ----------   ---------   ------------
James S. Balloun.............   2001     850,000            0            4,800          414,401             0           0
  Chairman, President and       2000     850,000            0            4,800          312,489             0           0
  Chief Executive Officer       1999     850,000      985,000            4,800          100,000     1,045,657           0
Kenneth W. Honeycutt.........   2001     317,750            0                0           64,600       163,170       7,710
  Executive Vice President
  and                           2000     283,750      123,425                0            6,000       560,000      21,008
  President of Acuity
  Lighting                      1999     229,167      108,113                0            4,500       490,000      20,160
  Group
John K. Morgan...............   2001     317,750            0                0           64,600       148,666      12,825
  Executive Vice President
  and                           2000     283,750      123,425                0            6,000       518,000      22,931
  President of Holophane        1999     222,500       98,503                0            4,000       415,000      22,882
James H. Heagle(5)...........   2001     325,000            0          214,782           62,500        63,915           0
  Executive Vice President
  and                           2000     100,000       59,940            1,600           10,000             0           0
  President of Acuity           1999           0            0                0                0             0           0
  Specialty Products Group
Joseph G. Parham, Jr.(6).....   2001     307,500            0           74,542           62,500             0       4,464
  Senior Vice President,        2000      87,500       39,945          100,218           10,000             0           0
  Human Resources               1999           0            0                0                0             0           0


-------------------------

(1) Each amount shown includes an automobile allowance of $400 per month. The amounts shown also include reimbursement of relocation expenses of $209,982 in 2001 for Mr. Heagle and of $69,742 in 2001 and $98,818 in 2000 for Mr. Parham.

(2) The amounts shown for Mr. Balloun include long-term options for 119,401 shares for fiscal year 2001 and 162,489 shares for fiscal year 2000 granted in exchange for a portion of the respective 2000 and 1999 LTIP award payouts, as discussed in note 3 below. The options were valued for purposes of the exchange at $8.19 and $7.99, respectively, the approximate Black-Scholes value at the time of the exchange election as determined by an independent compensation consultant. The amounts shown for fiscal year 2001 also include performance-based restricted share awards, as follows: 45,000 shares for Mr. Balloun; 9,200 shares each for Mr. Honeycutt and Mr. Morgan; and 8,900 shares each for Mr. Heagle and Mr. Parham. No stock appreciation rights were granted during this period.

(3) Half of each amount was paid in shares of NSI stock (at a value of $23.60 in 2001, $19.9375 in 2000, and $32.00 in 1999, except for Mr. Balloun at
    $32.8125 in 1999 in connection with the exchange for options) and the remaining half was paid in cash. The amounts shown for Mr. Balloun for fiscal years 2000 and 1999 exclude $978,297 and $1,298,287, respectively, for that portion of the payout exchanged for long-term options in each year.

(4) The amounts shown for 2001 include matching 401(k) and profit-sharing contributions in the amounts of $7,710 for Mr. Honeycutt and $7,351 for Mr. Morgan and a matching 401(k) contribution of $4,464 for Mr. Parham.

(5) Mr. Heagle commenced employment with NSI effective as of May 1, 2000.

(6) Mr. Parham commenced employment with NSI effective as of May 15, 2000.

OPTION GRANTS IN LAST FISCAL YEAR


     The following table contains information concerning NSI stock options that were granted to the Named Executive Officers of Acuity during the fiscal year ended August 31, 2001, as disclosed in the Summary Compensation Table above. NSI did not award any stock appreciation rights or reprice any stock options during the year.


                          NUMBER OF      % OF TOTAL
                          SECURITIES    OPTIONS/SARS                                 GRANT
                          UNDERLYING     GRANTED TO    EXERCISE OR                DATE PRESENT
                         OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION      VALUE
NAME                       GRANTED      FISCAL YEAR     ($/SHARE)     DATE(1)        ($)(2)
----                     ------------   ------------   -----------   ----------   ------------
James S. Balloun(3)....    369,401          19.9%        19.3125      10/23/10     2,498,998
Kenneth W. Honeycutt...     55,400           3.0%        19.3125      10/23/10       374,781
John K. Morgan.........     55,400           3.0%        19.3125      10/23/10       374,781
James H. Heagle........     53,600           2.9%        19.3125      10/23/10       362,604
Joseph G. Parham,
  Jr...................     53,600           2.9%        19.3125      10/23/10       362,604

---------------

(1) Options have a ten-year term, subject to earlier termination upon certain events related to termination of employment, and generally vest in four equal annual installments beginning on the first anniversary of the grant date. Options granted in exchange for LTIP payments, as described in note 2 to the Summary Compensation Table above, are immediately exercisable. The Executive Resource and Compensation Committee has discretion, subject to limitations in the Long-Term Incentive Program and the Long-Term Achievement Incentive Plan, to modify the terms of outstanding options, but not to reprice these options or others granted on or after January 5, 2000.

(2) The amounts shown were calculated using a Black-Scholes option pricing model. The estimated values assume a risk-free rate of return of 6.1%, a dividend yield of 3.5%, an option term of ten years, and stock price volatility having a standard deviation of .3215. The option values were not discounted to reflect the vesting period of the options or to reflect any exercise or lapse of the options prior to the end of the ten-year option period. The actual value, if any, that an executive may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model.
(3) The amount shown for Mr. Balloun includes options granted in fiscal year 2001 in exchange for a portion of the 2000 LTIP payout, as described in note 2 to the Summary Compensation Table above, at an exercise price of $19.4375 per share and expiring October 3, 2010.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table contains information concerning the exercise of NSI stock options during the 2001 fiscal year by the Named Executive Officers and the aggregate value of unexercised stock options held by the Named Executive Officers as of August 31, 2001. No stock appreciation rights are held by any Named Executive Officer.

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED             IN-THE-MONEY
                         SHARES                       OPTIONS/SARS AT               OPTIONS/SARS AT
                       ACQUIRED ON    VALUE         FISCAL YEAR-END (#)         FISCAL YEAR-END ($)(1)
                        EXERCISE     REALIZED   ---------------------------   ---------------------------
NAME                       (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                   -----------   --------   -----------   -------------   -----------   -------------
James S. Balloun.....        0            0       754,390        387,500        497,007       1,071,875
Kenneth W.
  Honeycutt..........        0            0        27,359         61,025          3,788         237,528
John K. Morgan.......      920        5,474        16,000         60,900              0         237,528
James H. Heagle......        0            0         2,500         61,100          3,531         240,404
Joseph G. Parham,
  Jr.................        0            0         2,500         61,100          1,188         233,372

---------------

(1) The amounts shown represent the aggregate excess of market value of shares under option as of August 31, 2001 (using the $23.60 closing price on August 31, 2001) over the exercise price of the options.

LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

     The following table contains information concerning performance-based restricted share awards during the 2001 fiscal year to the Named Executive Officers.

                                                                         PERFORMANCE OR OTHER
                                                                             PERIOD UNTIL
                                              NUMBER OF SHARES, UNITS       MATURATION OR
NAME                                         OR OTHER RIGHTS (#)(1)(2)          PAYOUT
----                                         -------------------------   --------------------
James S. Balloun...........................           45,000                   5 years
Kenneth W. Honeycutt.......................            9,200                   5 years
John K. Morgan.............................            9,200                   5 years
James H. Heagle............................            8,900                   5 years
Joseph G. Parham, Jr.......................            8,900                   5 years

---------------

(1) The amounts shown represent the total individual award of performance-based restricted shares on October 24, 2000. Performance-based restricted share awards are granted in 20 percent increments of the total shares awarded when NSI's stock price equals or exceeds certain stock price targets ranging from $22.14 to $38.50 for thirty consecutive calendar days. Shares vest ratably in four equal annual installments beginning one year from the date a stock price target is achieved and the shares are granted (the vesting start date). During the vesting period, participants have voting rights and receive dividends, but the shares may not be sold, assigned, transferred, pledged, or otherwise encumbered. If the stock price targets are not achieved on or before the fifth anniversary of the award date, the corresponding shares are forfeited. Additionally, granted but unvested shares are forfeited upon termination of employment, unless certain retirement criteria are met.

(2) The amounts shown include shares granted on January 19, 2001, when the share price target of $22.14 was achieved, as follows: 9,000 shares for Mr. Balloun; 1,840 shares each for Mr. Honeycutt and Mr. Morgan; and 1,780 shares each for Mr. Heagle and Mr. Parham.


ACUITY LONG-TERM INCENTIVE PLAN


GENERAL


     Acuity has adopted, with the approval of NSI in its capacity as Acuity's sole stockholder, the Acuity Long-Term Incentive Plan (referred to in this section as the "Plan"). The full text of the Plan is filed as an exhibit to the Registration Statement that Acuity has filed with the Commission which relates to this information statement. This summary included herein is qualified in its entirety by reference to the Plan. Acuity established the Plan to provide long-term incentive compensation to officers and other key management personnel who make substantial contributions to Acuity's success, and to assist in attracting and retaining the highest quality individuals in key executive positions.



     Acuity's compensation committee (referred to in this section as the "Committee") will administer the Plan and has the authority to amend, suspend, or terminate the Plan as long as such action does not adversely affect any award that is already outstanding under the Plan. No awards may be granted under the Plan after the tenth anniversary of the date the board approves the Plan.



     In connection with the Distribution, stock options granted to Acuity employees under the NSI long-term incentive plans will be replaced by Acuity options. The employee benefits agreement provides that at the time of the Distribution NSI stock options held by Acuity employees will generally be converted to, and replaced by, Acuity stock options in accordance with a conversion ratio. Each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Acuity Share (subject to the same restrictions, including vesting provisions, as the NSI restricted stock) for each NSI restricted share held. Each Acuity employee who has a performance-based restricted stock award of NSI that has not reached a vesting start date will not receive the dividend, and will receive a replacement performance-based restricted stock award of Acuity, adjusted to reflect the Distribution. See "Relationship Between NSI and Acuity Following the Distribution -- Employee Benefits Agreement" beginning on page 28.

DESCRIPTION OF THE PLAN


     The Plan is a flexible plan that will provide the Committee broad discretion to fashion the terms of several types of awards (described below), including: stock options (both incentive stock options and nonqualified stock options), aspiration achievement incentive awards, restricted stock, performance units, and performance shares (individually and collectively, "Awards"). Not more than 30% of the maximum number of shares that may be issued or transferred pursuant to Awards under the Plan may be in the form of Awards of restricted stock, aspiration achievement incentive awards, performance shares, and performance units.


     The Committee will (a) select those participants to whom Awards will be granted and (b) determine the type, size and terms and conditions of Awards, including the exercise price per share for each stock option and the restrictions or performance criteria relating to aspiration achievement incentive awards, restricted stock, performance units and performance shares. The Committee will administer, construe, and interpret the Plan. Members of the Committee will be ineligible to participate in the Plan.


     An aggregate of 8.1 million Acuity Shares may be issued or transferred pursuant to the Plan. In the event of any "Change in Capitalization" (as defined in the Plan), the Committee may adjust the maximum number and class of shares with respect to which Awards may be granted, the number and class of shares which are subject to outstanding Awards (subject to limitations imposed under Section 422 of the Code in the case of incentive stock options), and the purchase price therefor, if applicable.


AWARDS ISSUABLE UNDER THE PLAN


     STOCK OPTIONS. Both incentive stock options and nonqualified stock options may be granted pursuant to the Plan. The maximum number of Acuity Shares subject to stock options which can be granted under the Plan to any participant during a fiscal year of Acuity is 500,000. All stock options granted under the Plan will have an exercise price per share equal to at least the fair market value of an Acuity Share on the date the stock option is granted. The maximum term for all stock options granted under the Plan is ten years. Unless the Committee provides otherwise in the agreement evidencing the stock options granted, stock options are nontransferable other than by will or the laws of descent and distribution and during an optionee's lifetime may be exercised only by the optionee or his guardian or legal representative. Stock options are exercisable at such time and in such installments as the Committee may provide at the time the stock option is granted. The Committee may accelerate the exercisability of any stock option at any time, subject to any limitations required by Section 162(m) of the Code. The purchase price for Acuity Shares acquired pursuant to the exercise of an option must be paid, as determined by the Committee, in cash, by check, or by transferring shares to Acuity or attesting to ownership of shares upon such terms and conditions as may be determined by the Committee. The terms and conditions of the stock options relating to their treatment upon termination of the optionee's employment will be determined by the Committee at the time the stock options are granted.


     Upon a Change in Control (as defined in the Plan) all outstanding stock options on the date of a Change in Control may become immediately and fully exercisable.

     ASPIRATION ACHIEVEMENT INCENTIVE AWARDS. Aspiration achievement incentive awards granted by the Committee will be payable based on the level of achievement of the performance measure or measures specified by the Committee, over the performance period specified by the Committee. The performance measure may relate to the performance of Acuity or its subsidiaries or business units, or any combination of the foregoing. Performance measures and the length of the performance period will be determined by the Committee at or near the beginning of the performance period when the aspiration Award is granted. Performance levels may be absolute or relative and may be expressed in terms of a progression within a specified range. The agreement setting forth the grant of an aspiration Award may provide for such adjustments to performance as the Committee deems appropriate and are not inconsistent with Section 162(m) of the Code. Aspiration Awards may also include performance levels that relate to individual achievements or goals. No participant may receive an aspiration Award in excess of $4 million with respect to a single performance period.


     After the applicable performance period has ended, the Committee may adjust the achieved performance levels to exclude the effects of unusual charges or income items or other events, such as acquisitions or divestitures, which are distortive of financial results for the performance period; provided that with respect to executive officers named in the Executive Compensation Table, the Committee must, and can only, exclude items with the effect of increasing the Aspiration Award payable if such items constitute "extraordinary" or "unusual" events or items under generally accepted accounting principles. The Committee will also adjust performance calculations to exclude the unanticipated effect on financial results of changes in tax laws or regulations. The Committee is allowed to decrease the aspiration Award otherwise payable if the performance during the performance period justifies such adjustment, regardless of the extent to which the applicable performance measure was achieved. Payment of an earned aspiration Award will be made in cash, in shares, or in some combination of cash and shares, as determined by the Committee. The agreement evidencing the grant will also set forth the terms and conditions of the aspiration Award applicable in the event of termination of the Participant's employment and in the event of a Change in Control.


     RESTRICTED STOCK. The aggregate maximum number of Acuity Shares and units that may be awarded under a restricted stock Award and an Award of performance shares and units to a participant during any fiscal year of Acuity is 100,000. The terms of a restricted stock award, including the restrictions placed on such shares and the time or terms at which such restrictions will lapse, shall be determined by the Committee at the time the Award is made. The Committee may determine at the time an Award of restricted stock is granted that dividends paid on shares may be paid to the grantee or deferred. Deferred dividends (together with any interest accrued thereon) will be paid upon the lapsing of restrictions on shares of restricted stock or forfeited upon the forfeiture of shares of restricted stock. The agreements evidencing Awards of restricted stock shall set forth the terms and conditions of such Awards upon a grantee's termination of employment. Unless the Committee provides otherwise in the agreements, all restrictions on outstanding shares of restricted stock will lapse upon a Change in Control.


     PERFORMANCE UNITS AND PERFORMANCE SHARES. Each performance unit will represent one share and payments in respect of vested performance units will be made in cash, shares, or shares of restricted stock or any combination of the foregoing, as determined by the Committee. Performance shares are awarded in the form of shares of restricted stock. The vesting of performance units and performance shares is based upon the level of achievement of the performance measure or performance measures specified by the Committee, over the performance period specified by the Committee. The performance measure may relate to the performance of Acuity or its subsidiaries or business units, or any combination of the foregoing. Performance measures and the length of the performance cycle for performance units and performance shares will be determined by the Committee at the time the Award is made. The Committee may make adjustments to achieved performance levels and changes to performance measures to the same extent described under aspiration achievement incentive awards above. The agreements evidencing Awards of performance units and performance shares will set forth the terms and conditions of such Awards, including those applicable in the event of the grantee's termination of employment. The aggregate maximum number of performance units, performance shares, and restricted stock a participant may be awarded for any fiscal year is 100,000.


     Upon a Change in Control, the Committee may provide that a percentage of performance units will become vested and the grantee will be entitled to receive a cash payment equal to the per share adjusted fair market value multiplied by the number of performance units which become vested, and with respect to performance shares, all restrictions shall lapse on a percentage of the performance shares.

FEDERAL INCOME TAX CONSEQUENCES OF CERTAIN AWARDS


     An optionee will not recognize taxable income upon grant or exercise of an incentive stock option. However, upon the exercise of an incentive stock option, the excess of the fair market value of the shares received over the exercise price of the shares subject to such stock option will be treated as an adjustment to alternative minimum taxable income. Any dividends paid on shares will be taxable as ordinary income in the taxable year in which the dividend is received. Acuity and its subsidiaries will not be entitled to any business expense deduction with respect to the grant or exercise of an incentive stock option, except as discussed below.


     In order for the exercise of an incentive stock option to qualify for favorable tax treatment, the optionee generally must be an employee of the corporation, or a subsidiary (within the meaning of Section 422 of the Code) from the date the incentive stock option is granted through a date within three months before the date of exercise. In the case of an optionee who is disabled, the three-month period for exercise following termination of employment may be extended to one year. In the case of an optionee's death, the time for exercising incentive stock options after termination of employment and the holding period for stock received pursuant to the exercise of the incentive stock options are waived.

     If all of the requirements for incentive stock option treatment are met and the optionee has held the shares for at least two years after the date of grant and for at least one year after the date of exercise, upon disposition of the shares by the optionee, the difference, if any, between the sales price of the shares and the exercise price of the stock option will be treated as long-term capital gain or loss. If the optionee does not hold the shares in accordance with the holding period rules set forth above, the optionee will recognize ordinary income at the time of the disposition of the shares, generally in an amount equal to the excess of the fair market value of the shares at the time the stock option was exercised over the exercise price of the stock option. The ordinary income recognized by an optionee upon the disposition of the shares has been determined by the IRS not to constitute wages for purposes of applicable withholding tax requirements. The balance of the gain realized, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the stock option was exercised. If the optionee sells the shares prior to the satisfaction of the holding period rules but at a price below the fair market value of the share at the time the stock option was exercised, the amount of ordinary income will be limited to the amount realized on the sale over the exercise price of the stock option. Acuity and its subsidiaries will be allowed a business expense deduction to the extent the optionee recognizes ordinary income.



     An optionee to whom a nonqualified stock option is granted will recognize no income at the time of the grant of the stock option. Upon exercise of a nonqualified stock option, an optionee will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option. If it complies with applicable withholding requirements, Acuity and its subsidiaries will be entitled to a business expense deduction in the same amount and at the same time as the optionee recognizes ordinary income. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a nonqualified stock option, the optionee will have taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the stock option was exercised).


PENSION PLANS


     The employee benefits agreement provides for Acuity to adopt and assume the obligations under NSI's qualified defined benefit retirement plan covering corporate office employees who will become employees of Acuity and the nonqualified supplemental executive retirement plan that covers certain executives of Acuity. The combined benefit under the qualified retirement plan and nonqualified retirement plan is 45% of average base salary and bonus (using the highest three consecutive years of remuneration out of the ten years preceding the individual's retirement), less 50% of the individual's primary social security benefit, and less the actuarial equivalent of the participant's account in the 401(k) plan, assuming an annual contribution of 4% of the individual's annual compensation over $15,000 (subject to applicable limitations on eligible compensation), any applicable matching contribution, and earnings on those amounts at 8% per annum.


     The following table shows the estimated aggregate annual benefits payable to a covered participant at normal retirement age under the pension plan and supplemental plan, without the reduction under the supplemental plan for the actuarial equivalent of the 401(k) plan benefits (approximately $9,576 for Mr. Balloun, $16,749 for Mr. Heagle, and $27,333 for Mr. Parham).

                                                   YEARS OF SERVICE
                                 ----------------------------------------------------
REMUNERATION                        15         20         25         30         35
------------                     --------   --------   --------   --------   --------
$  400,000.....................  $128,100   $170,800   $170,800   $170,800   $170,800
   500,000.....................   161,800    215,800    215,800    215,800    215,800
   600,000.....................   195,600    260,800    260,800    260,800    260,800
   700,000.....................   229,300    305,800    305,800    305,800    305,800
   800,000.....................   263,100    350,800    350,800    350,800    350,800
   900,000.....................   296,800    395,800    395,800    395,800    395,800
 1,000,000.....................   330,600    440,800    440,800    440,800    440,800
 1,200,000.....................   398,100    530,800    530,800    530,800    530,800

     The remuneration specified in the table above consists of salary and annual incentive bonus. Benefits shown above are based on payment of a single life annuity with 10 years certain. Equivalent payment options are offered.

     The salary and bonus expected to be covered by the pension plan and the supplemental plan for the named executive officers who are participants substantially correspond to the amounts disclosed in the Summary Compensation Table. The years of credited service for each of the following executive officers as of August 31, 2001 were: Mr. Balloun, five years (ten years under the supplemental plan); and Mr. Heagle and Mr. Parham, one year each.

     Messrs. Honeycutt and Morgan are not currently participants in any pension plans or supplemental retirement plans of NSI.

401(K) PLAN


     The employee benefits agreement provides for Acuity to adopt and assume the defined contribution 401(k) plan covering corporate office employees of NSI who will become employees of Acuity. The 401(k) plan will provide for employee pre-tax contributions and employer matching contributions, which may be in the form of Acuity Shares. The account balances of Acuity employees in the 401(k) plan as of the Distribution Date will continue to be held under the Acuity plan. During a transition period, an NSI stock account and an Acuity stock account will be maintained under the plan. Acuity employees will be able to transfer amounts out of their NSI stock account, but they will not be able to add to their NSI stock account.


EMPLOYMENT LETTER AGREEMENTS


     Acuity will assume NSI's obligations under the employment letter agreements with Messrs. Balloun, Heagle and Parham. Acuity will also enter into an employment agreement with Mr. Nagel.



     The employment agreement with Mr. Balloun provides for a lump sum severance payment of $1.5 million in the event his employment is terminated after August 31, 1998. This provision does not apply in the event of voluntary termination, termination upon death or disability, or termination for cause (as each such term is defined in the agreement).



     The employment agreement with Mr. Heagle provides for an annual base salary of $300,000, subject to review for increases, and a target bonus equal to 45% of base salary. The agreement also provides for annual grants of stock options and aspiration awards through fiscal 2003 equal to 160% of salary at target level, based on the performance of the chemicals group. Mr. Heagle's employment is at will and may be terminated for any reason. If Mr. Heagle's employment is terminated for any reason other than voluntary termination, upon death or disability, or for cause (each as such term is defined in the agreement), he will be entitled to receive a severance payment, in semi-monthly installments, equal to his then current salary for a period of 12 months.


     The employment agreement with Mr. Parham provides for an annual base salary of $300,000, subject to review for increases, and a target bonus equal to 45% of base salary. The agreement also provides for annual grants of stock options and aspiration awards through fiscal 2003 equal to 160% of salary at target level, based on the performance of the company. Mr. Parham's employment is at will and may be terminated for any reason.

If Mr. Parham's employment is terminated for any reason other than voluntary termination, upon death or disability, or for cause (each as such term is defined in the agreement), he will be entitled to receive a severance payment, in semi-monthly installments, equal to his then current salary for a period of 12 months.



     The employment agreement with Mr. Nagel will provide for an annual base salary of $357,200, subject to review for increases, a $100,000 signing bonus, and an annual target bonus equal to 45% of base salary. The agreement will also provide for a grant of stock options for 160,000 shares. Mr. Nagel's employment will be at will and may be terminated for any reason. If Mr. Nagel's employment is terminated for any reason other than voluntary termination, upon death or disability, or for cause (each as such term is defined in the agreement), he will be entitled to receive a severance payment, in semi-monthly installments, equal to his then current salary for a period of 12 months.


SEVERANCE PROTECTION AGREEMENTS


     Effective as of the Distribution, Acuity intends to enter into severance protection agreements with its executive officers which will be substantially similar to the agreements such executives now have with NSI. Acuity intends for the agreements to provide the executives some measure of security against the possibility of employment loss that may result following a Change in Control (as defined below) so that they may devote their energies to meeting the business objectives and needs of Acuity and its stockholders.



     The agreement for Mr. Balloun is effective until his 65th birthday. The agreements for the other executive officers are effective for a term of two years, which is automatically extended for one year at the end of each year unless terminated by either party. However, the term of the agreements will not expire during a "Threatened Change in Control Period" (as defined in the agreements) or prior to the expiration of 24 months following a Change in Control. If the employment of the officer is terminated within 24 months following a Change in Control or in certain other instances in connection with a Change in Control (1) by Acuity other than for "Cause" or "Disability" or (2) by the officer for "Good Reason" (as each term is defined in the agreements), the officer will be entitled to receive (a) a pro rata bonus for the year of termination, (b) a lump sum cash payment equal to two times the sum of his base salary and bonus (in each case at least equal to his base salary and bonus prior to a Change in Control), subject to certain adjustments, (c) continuation of life insurance, disability, medical, dental and hospitalization benefits for a period of up to 24 months, and (d) a lump sum cash payment reflecting certain retirement benefits he would have been entitled to receive had he remained employed by Acuity for an additional two years and a reduced requirement for early retirement benefits. Additionally, all restrictions of any outstanding incentive awards will lapse and become fully vested, all outstanding stock options will become fully vested and immediately exercisable, and Acuity will be required to purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon exercise of options.



     The agreements provide that Acuity shall make an additional "gross-up payment" to each officer to offset fully the effect of any excise tax imposed under Section 4999 of the Internal Revenue Code, on any payment made to him arising out of or in connection with his employment. In addition, Acuity will pay all legal fees and related expenses incurred by the officer arising out of his employment or termination of employment if, in general, the circumstances for which he has retained legal counsel occurred on or after a Change in Control.


     A "Change in Control" means (1) the acquisition (other than from Acuity) by any "person" (as that term is used for purposes of Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than a trustee of an employee benefit plan maintained by Acuity or certain related entities, of beneficial ownership of 20% or more of the combined voting power of Acuity's then outstanding voting securities, (2) a change in more than one-third of the members of the Acuity board who were either members as of the Distribution Date, or were nominated or elected by a vote of two-thirds of those members or members so approved, (3) a merger, consolidation or reorganization involving Acuity unless the stockholders of Acuity immediately before such merger, consolidation or reorganization, as a result of such merger or consolidation, own, directly or indirectly, at least 70% of the combined voting power of the outstanding voting securities of the corporation resulting from or surviving such merger, consolidation or reorganization, and (4) a complete liquidation or dissolution of Acuity or an agreement for the sale or other disposition of all or substantially all of the assets of Acuity.


DEFERRED COMPENSATION PLANS


     The employee benefits agreement provides for Acuity to establish deferred compensation plans covering its executives that are substantially similar to the plans currently maintained by NSI covering such executives. The accounts and benefits of Acuity employees (including former employees who were employed by the lighting equipment and chemicals businesses and the corporate office) will be transferred to the new plans (along with any assets intended to support such obligations).



ACUITY MANAGEMENT COMPENSATION AND INCENTIVE PLAN



     Acuity has adopted the Acuity Management Compensation and Incentive Plan (referred to in this section as the "Plan"). The full text of the Plan is filed as an exhibit to the Registration Statement that Acuity has filed with the Commission which relates to this information statement. This summary is qualified in its entirety by reference to the Plan. Acuity established the Plan to provide annual bonuses to officers and other key management personnel who make substantial contributions to Acuity's success, and to assist in attracting and retaining the highest quality individuals in key executive positions.



     Acuity's compensation committee or another committee designated by the board (referred to in this section as the "Committee") will administer the Plan and has the authority to amend, suspend, or terminate the Plan. The Committee may delegate to senior management its authority under the Plan with respect to participants other than certain officers of Acuity.


     Prior to, or as soon as practical after, the commencement of each fiscal year, the Committee will establish plan rules for that year with respect to the following matters: (a) employees who are eligible to participate: (b) performance targets and the measurement criteria for determining the level of achievement of the performance targets; (c) the percentage of a participant's base salary which may be paid as an incentive award at specified levels of achievement of the performance targets; and (d) the times and conditions subject to which any incentive award may become payable. The maximum amount that may be paid to any participant for any plan year is $1.5 million.

     After the end of each fiscal year, incentive awards shall be approved by the Committee based on the plan rules then in effect and the achievement of performance criteria as certified by the Committee. Any award may be decreased, at the Committee's discretion, based on such factors as the Committee may determine, including the failure of Acuity or a business unit to meet additional performance goals or the failure of the participant to meet personal performance goals. The Committee may in its discretion grant awards to deserving participants, except those who are Named Executive Officers, notwithstanding levels of achievement of performance criteria.



     Awards will generally be made in lump sum cash payments, unless the Committee specifies otherwise at the beginning of the year. Payment will be made as soon as practicable after determination of awards, subject to deferral as provided by other plans of Acuity.



     A partial incentive award may be authorized by the Committee for a participant who is terminated without cause or who retires, dies, or becomes permanently and totally disabled. Otherwise, no award will be paid to a participant who is not an active employee of Acuity, a business unit, or an affiliate at the end of the fiscal year to which the award relates.

                     BENEFICIAL OWNERSHIP OF ACUITY SHARES



     All of the outstanding Acuity Shares are, and prior to the Distribution will be, held beneficially and of record by NSI and no director or executive of Acuity owns any Acuity Shares. The following table sets forth information concerning the Acuity Shares that are projected to be beneficially owned after the Distribution by each of the directors and each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group. Unless otherwise indicated, the projections are based on the number of NSI shares held by such persons as of October 25, 2001 and reflect the Distribution Ratio of one Acuity Share for every share of common stock of NSI held on the Record Date. No person or entity is expected to own beneficially more than 5% of the Acuity Shares outstanding immediately following the Distribution, based on the ownership of NSI common stock as known to Acuity.



                                                                 NUMBER
                                                               OF SHARES
                                                              BENEFICIALLY
                                                                 OWNED         PERCENT
NAME OF BENEFICIAL OWNER                                       (1)(2)(3)     OF CLASS(4)
------------------------                                      ------------   ------------
James S. Balloun............................................     981,931(5)      2.3
Leslie M. Baker, Jr. .......................................       4,000           *
Peter C. Browning...........................................       1,000           *
John L. Clendenin...........................................       9,300           *
James H. Heagle.............................................      19,034           *
Kenneth W. Honeycutt........................................      72,248           *
John K. Morgan..............................................      57,863(6)        *
Joseph G. Parham, Jr. ......................................      18,073           *
Ray M. Robinson.............................................       4,000           *
Neil Williams...............................................       4,000           *
All executive officers and directors as a group (12
  persons)..................................................   1,214,671         2.9%


-------------------------

 *  Less than 1%.

(1) Subject to applicable community property laws, each beneficial owner has sole voting and investment power with respect to all shares shown, except as otherwise indicated and except that 18,385 shares shown for Mr. Morgan are jointly held with his spouse.


(2) Includes shares that may be acquired within 60 days after the ownership date reflected, upon exercise of employee and director stock options. Such shares are deemed to be outstanding and to be beneficially owned by the person or group holding the options for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Options are included on a one-for-one basis with NSI options held by for the following individuals: Mr. Balloun, 854,390 shares; Mr. Honeycutt, 44,669 shares; Mr. Morgan, 34,082 shares; Messrs. Heagle and Parham, 15,900 shares each; Messrs. Baker, Robinson and Williams, 3,000 shares each; Mr. Clendenin, 6,000 shares and all current directors and executive officers as a group, 1,020,026 shares. The employee benefits agreement provides that, at the time of the Distribution, NSI stock options held by Acuity employees will generally be converted to, and replaced by, Acuity stock options in accordance with a conversion ratio. See "Relationship Between NSI and Acuity Following the
    Distribution -- Employee Benefits Agreement" beginning on page 28.



(3) Includes performance-based restricted shares, granted under NSI's Long-Term Achievement Incentive Plan, which vest in equal installments through January 2005 and to which the executives have sole voting power. Restricted shares are included for the following individuals: Mr. Balloun, 9,000 shares; Mr. Heagle, 1,780 shares; Mr. Honeycutt, 1,840 shares; Mr. Morgan, 1,840 shares; Mr. Parham, 1,780 shares; and all current executive officers as a group, 20,300 shares. The employee benefits agreement provides that each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Acuity Share (subject to the same restrictions, including vesting provisions, as the NSI restricted stock) for each NSI restricted share held. See "Relationship Between NSI and Acuity Following the Distribution -- Employee Benefits Agreement" beginning on page 28.



(4) Based on an aggregate of 41,225,781 shares of NSI common stock issued and outstanding as of August 31, 2001 and the Distribution ratio of one Acuity Share for every share of common stock of NSI.



(5)Includes 50,934 shares held by a family limited partnership.



(6) Includes 72 shares held by Mr. Morgan's son and 284 shares held by his spouse.

                     DESCRIPTION OF ACUITY'S CAPITAL STOCK


AUTHORIZED CAPITAL STOCK


     Under Acuity's certificate of incorporation, the total number of shares of all classes of stock that Acuity has authority to issue is 550,000,000, of which 500,000,000 are shares of common stock, par value $.01 per share, and 50,000,000 are shares of preferred stock, par value $.01 per share. Based on the number of NSI shares outstanding on November 7, 2001, an aggregate of approximately 41,311,469 Acuity Shares will be issued to stockholders of NSI on the Distribution Date, though the actual number of Acuity Shares to be issued will be determined as of the Record Date. All of the Acuity Shares to be distributed to NSI stockholders in the Distribution will be fully paid and non-assessable. 8,100,000 Acuity Shares have been reserved for issuance under Acuity's Long-Term Incentive Plan and 300,000 shares have been reserved for issuance under the Acuity 2001 Nonemployee Directors' Stock Option Plan. No shares of preferred stock have been issued, although shares of preferred stock have been reserved for issuance under the Rights Agreement (as defined below).



     The following summary of certain terms of Acuity's capital stock describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, Acuity's certificate of incorporation and Acuity's bylaws, the forms of which are included as exhibits to the Registration Statement, and by applicable provisions of law.


COMMON STOCK


     The holders of the Acuity Shares will be entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by Acuity's board of directors with respect to any series of preferred stock of Acuity. There are no cumulative voting rights. Accordingly, the holders of a plurality of the Acuity Shares voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of preferred stock of Acuity that may be designated by Acuity's board of directors, the holders of the Acuity Shares will be entitled to such dividends as may be declared from time to time by Acuity's board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of Acuity available for distribution to such holders. See "Dividend Policies" on page 34.


PREFERRED STOCK


     Acuity's board of directors is authorized without further stockholder approval (except as may be required by applicable law or New York Stock Exchange regulations) to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by Acuity's board of directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law. The terms and rights of any such series may include:

     - the designation of the series,

     - the number of shares of the series, which number the board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding,

     - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,

     - the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable,

     - the redemption rights and prices, if any, for shares of the series,

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,


     - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of Acuity,



     - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of Acuity or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,


     - restrictions on the issuance of shares of the same series or of any other class or series,

     - the voting rights, if any, of the holders of the shares of the series, and

     - any other relative rights, preferences and limitations of such series.


     Should Acuity's board of directors elect to exercise this authority, the rights and privileges of holders of the Acuity Shares could be made subject to the rights and privileges of any such series of preferred stock. Presently, Acuity has no plans to issue any preferred stock, except that Acuity's Stockholder Protection Rights Agreement (the "Rights Agreement") provides for the issuance of shares of participating preferred stock under the circumstances specified in the Rights Agreement, upon exercise or exchange of rights (the "Rights") issued thereunder. See "Certain Anti-Takeover Provisions of Acuity's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware Law -- Stockholder Protection Rights Agreement" beginning on page 83.

NO PREEMPTIVE RIGHTS


     No holder of any stock of Acuity of any class authorized at the Distribution Date will have any preemptive right to subscribe to any securities of Acuity of any kind or class.


TRANSFER AGENT AND REGISTRAR


     The Distribution Agent will be the Transfer Agent and Registrar for Acuity immediately following the Distribution.

                        CERTAIN ANTI-TAKEOVER PROVISIONS

              OF ACUITY'S CERTIFICATE OF INCORPORATION, BYLAWS AND

                       RIGHTS AGREEMENT AND DELAWARE LAW

GENERAL


     Acuity's certificate of incorporation, Acuity's bylaws, the Rights Agreement and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of Acuity not approved by Acuity's board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable Acuity, particularly (but not exclusively) in the initial years of its existence as an independent, publicly owned company, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by Acuity's board of directors to be in the best interests of Acuity and its stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Acuity, although such a proposal, if made, might be considered desirable by a majority of Acuity's stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of Acuity without the concurrence of Acuity's board of directors. In addition, certain provisions of the tax disaffiliation agreement to be entered into by NSI and Acuity may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Acuity prior to the second anniversary of the Distribution Date. See "Relationship Between NSI and Acuity Following the Distribution -- Tax Disaffiliation Agreement" on page 28. Set forth below is a description of the provisions contained in Acuity's certificate of incorporation and bylaws, the Rights Agreement and the Delaware General Corporation Law that could impede or delay an acquisition of control of Acuity that Acuity's board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to Acuity's certificate of incorporation, Acuity's bylaws and the Rights Agreement, the forms of which are included as exhibits to the Registration Statement, as well as the Delaware General Corporation Law.


CLASSIFIED BOARD OF DIRECTORS


     Acuity's certificate of incorporation provides for Acuity's board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of Acuity's board of directors will be elected each year. The first class of directors will initially serve a one-year term, and the second class of directors will initially serve a two-year term. Thereafter, each class of directors will be elected for a three-year term. See "Acuity's Management -- Board of Directors" beginning on page 55.



     This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of Acuity's board of directors until the second annual stockholders meeting following the date on which the acquiror obtains the controlling stock interest and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Acuity and could thus increase the likelihood that incumbent directors will retain their positions.


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

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES


     Acuity's certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of Acuity's board of directors from time to time. Acuity's certificate of incorporation provides that the directors may be removed by stockholders only both for cause and by the affirmative vote of at least 80% of the shares entitled to vote.



     Acuity's certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.


STOCKHOLDER ACTION


     Acuity's certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders and that stockholders may not act by written consent. Acuity's certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by Acuity's board of directors. Stockholders are not permitted to call a special meeting or to require Acuity's board of directors to call a special meeting of stockholders.


ADVANCE NOTICE FOR STOCKHOLDER PROPOSALS OR NOMINATIONS AT MEETINGS


     Acuity's bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, nominations of persons for election to the board of directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (i) pursuant to Acuity's notice with respect to such meeting, (ii) by or at the direction of the board of directors or (iii) by any stockholder of record of Acuity who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting and who has complied with Acuity's notice procedures. Additionally, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Acuity's notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to Acuity's notice of meeting (a) by or at the direction of the board of directors or (b) by any stockholder of record of Acuity who is a stockholder of record at the time of the giving of notice for the special meeting, who is entitled to vote at the meeting and who has complied with Acuity's notice procedures.



     For nominations or other business to be properly brought before an annual or special meeting by a stockholder, (i) the stockholder must have given timely notice in writing to Acuity's secretary, (ii) such business must be a proper matter for stockholder action under the Delaware General Corporation Law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided Acuity with a Solicitation Notice (as defined below), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of Acuity's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of Acuity's voting shares


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

reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice and (iv) if no Solicitation Notice relating to the proposal has been timely provided, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice.


     For an annual meeting, to be timely, a stockholder's notice must be delivered to Acuity's secretary at the principal executive offices of Acuity not less than 45 or more than 75 days prior to the first anniversary (the "Anniversary") of the date on which Acuity first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.



     For a special meeting, to be timely, a stockholder's notice must be delivered to Acuity's secretary at the principal executive offices of Acuity not later than the close of business on the later of (i) the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.



     A stockholder's notice must set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act and such person's written consent to serve as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on Acuity's books, and of such beneficial owner, (B) the class and number of shares of Acuity that are owned beneficially and of record by such stockholder and such beneficial owner, and (C) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of Acuity's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of Acuity's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").



     In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by Acuity at least 55 days prior to the Anniversary, a stockholder's notice required by Acuity's bylaws also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary at the principal executive offices of Acuity not later than the close of business on the 10th day following the day on which such public announcement is first made by Acuity.


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


     Only persons nominated in accordance with the procedures set forth in Acuity's bylaws are eligible to serve as directors and only such business may be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in Acuity's bylaws. The chairman of an annual or special meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in Acuity's bylaws and, if any proposed nomination or business is not in compliance with the bylaws, to declare that such defectively proposed business or nomination may not be presented for stockholder action at the meeting and shall be disregarded.


AMENDMENTS TO BYLAWS


     Acuity's certificate of incorporation provides that only Acuity's board of directors or the holders of 80% of the shares of Acuity's capital stock entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal Acuity's bylaws.


AMENDMENT OF THE CERTIFICATE OF INCORPORATION


     Any proposal to amend, alter, change or repeal any provision of Acuity's certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of Acuity's capital stock entitled to vote on such matters, with the exception of certain provisions of Acuity's certificate of incorporation which require a vote of 80% or more of such voting power.


FAIR PRICE PROVISION


     Acuity's certificate of incorporation contains certain requirements for business combinations between Acuity and Acuity stockholders owning 5% or more of Acuity's voting shares (an "Interested Person"). A majority of the shares of Acuity's voting stock, other than those shares owned by the Interested Person, are required to approve such a transaction unless (i) Acuity's board of directors approved the business combination prior to the time the Interested Person became an owner of 5% or more of Acuity's voting shares, or approved it later if a majority of the directors voting to approve such transaction were members of the board of directors prior to the time the Interested Person became an owner of 5% or more of Acuity's voting shares; or (ii) (A) the consideration paid by the Interested Person in exchange for the shares held by Acuity's stockholders has a fair market value per share of Acuity's stock of not less than either (1) the highest price per share paid by the Interested Person in acquiring any of Acuity's stock, or (2) a price per share equal to (x) the aggregate earnings per share of Acuity for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes or consents on the business combination, multiplied by (y) the figure obtained by dividing the highest price per share paid by the Interested Person in acquiring any of Acuity's stock by the earnings per share of Acuity for the four full consecutive fiscal quarters immediately preceding the time when the Interested Person became an owner of 5% or more of Acuity's voting shares, and (B) there has been no significant reduction in Acuity's dividend rate subsequent to the time the Interested Person acquired 5% or more of Acuity's voting shares, unless such reduction was approved by the board of directors and a majority of the directors approving such reduction were members of the board prior to the time the Interested Person acquired a 5% position. Acuity's fair price provision may be


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


amended only by the affirmative vote or consent of the holders of a majority of the shares of Acuity's voting stock, excluding those shares owned by an Interested Person.


PREFERRED STOCK


     Acuity's certificate of incorporation authorizes Acuity's board of directors by resolution to issue one or more series of Preferred Stock and to determine, with respect to any series of preferred stock, the terms and rights of such series.



     Acuity believes that the availability of the preferred stock will provide Acuity with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow Acuity to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. The authorized shares of preferred stock, as well as Acuity Shares, will be available for issuance without further action by Acuity's stockholders, unless such action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which Acuity's securities may be listed. Although Acuity's board of directors has no intention at the present time of doing so, it would have the power (subject to applicable law) to issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block such a transaction. See "-- Stockholder Protection Rights Agreement" below.


STOCKHOLDER PROTECTION RIGHTS AGREEMENT


     Each share of Acuity Common Stock has attached to it one right (a "Right"). Each Right entitles its registered holder to purchase from Acuity, on or after the Separation Time (as hereinafter defined), one one-hundredth of a share of Participating Preferred Stock, par value $.01 per share (the "Participating Preferred"), for an exercise price which will be established by Acuity's board of directors prior to the Distribution (the "Exercise Price"), which price will be subject to future adjustment. The Rights will not trade separately from the Acuity Common Stock until the Separation Time.



     The Rights will be evidenced by common stock certificates until the Separation Time. The Separation Time shall mean the earlier of (i) the close of business on the tenth business day (or such later date as Acuity's board of directors may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person (as defined below) and (ii) the first date (the "Stock Acquisition Date") of public announcement by Acuity (by any means) that a Person has become an Acquiring Person; provided that if a tender or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person who is or becomes the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the outstanding Acuity Shares after the Distribution Date, excluding (i) Acuity, any majority-owned subsidiary of Acuity or any employee stock ownership or other employee benefit plan of Acuity or a subsidiary of Acuity (or any entity or trustee holding shares of Acuity Common Stock pursuant to


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


the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of Acuity or any subsidiary of Acuity), (ii) any Person who is the beneficial owner of 15% or more of the outstanding shares of Acuity Common Stock on the date of the Rights Agreement or any Person who became the Beneficial Owner of 15% or more of the outstanding Acuity Shares solely as a result of an acquisition of Acuity Shares by Acuity, until such time as such Person acquires additional Acuity Shares other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of Acuity if such Person, upon notice by Acuity, promptly divests sufficient securities to reduce its Beneficial Ownership below 15% or (iv) any Person who Beneficially Owns Acuity Shares that were solely (A) acquired upon exercise of an option granted by Acuity in connection with an agreement to merge with, or acquire, Acuity entered into prior to a Stock Acquisition Date, (B) owned by such Person and its Affiliates and Associates (as defined in the Rights Agreement) at the time of such grant or (C) amounting to less than 1% of the outstanding Acuity Shares, acquired by Affiliates and Associates of such Person after the time of such grant.



     The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Acuity common stock. Acuity Share certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Acuity common stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Acuity Shares at the Separation Time.



     The Rights will not be exercisable until the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on the tenth anniversary of the Record Time, unless extended by action of Acuity's board of directors, (iii) the date on which the Rights are redeemed as described below and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of Acuity (A) into another corporation or (B) with another corporation where Acuity is the surviving corporation but Acuity Shares are converted into cash or securities of another corporation, in either case pursuant to an agreement that Acuity entered into prior to a Stock Acquisition Date (in any such case, the "Expiration Time").



     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, may be adjusted from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, Acuity Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Acuity Common Stock.



     In the event that prior to the Expiration Time a Flip-in Date (as defined below) occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from Acuity, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Acuity Common Stock having an aggregate market price (as defined in the Rights Agreement), on the Stock Acquisition Date equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, Acuity's board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more


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


than 50% of the outstanding shares of Acuity Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or its Affiliates or Associates, which Rights become void) for shares of Acuity Common Stock at an exchange ratio of one share of Acuity Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by Acuity's board of directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Acuity Common Stock equal to the Exchange Ratio. A "Flip-In Date" is defined in the Rights Agreement as any Stock Acquisition Date or such later date as Acuity's board of directors may from time to time fix by resolution adopted prior to the Flip-In Date that would otherwise have occurred.



     Whenever Acuity becomes obligated under the preceding paragraph to issue shares of Acuity Common Stock upon exercise of or in exchange for Rights, Acuity, at its option, may substitute shares of participating preferred stock for shares of Acuity Common Stock, at a ratio of one one-hundredth of a share of the Participating Preferred for each share of Acuity Common Stock.



     In the event that prior to the Expiration Time Acuity enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) Acuity shall consolidate, merge or participate in a statutory share exchange with any other Person if, at the time of the consolidation, merger or statutory share exchange or at the time Acuity enters into any agreement with respect to a consolidation, merger or share exchange, the Acquiring Person is the Beneficial Owner of 90% or more of the outstanding shares of Acuity Common Stock or controls Acuity's board of directors and either (A) any term of or arrangement concerning the treatment of shares of Acuity Common Stock in such consolidation, merger or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Acuity Common Stock or (B) the person with whom the transaction or transactions occur is the Acquiring Person or an affiliate or associate of the Acquiring Person or
(ii) Acuity or one or more of its subsidiaries sells or otherwise transfers assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow of Acuity and its subsidiaries taken as a whole to any other Person (other than Acuity or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time Acuity (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls Acuity's board of directors (a "Flip-over Transaction or Event"), Acuity shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, provided that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate market price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over


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


Transaction or Event and such supplemental agreement, all the obligations and duties of Acuity pursuant to the Rights Agreement.



     Acuity's board of directors may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a redemption price of $.01 per Right. Immediately upon the action of Acuity's board of directors to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the redemption price in cash or securities.



     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of Acuity, including the right to vote or to receive dividends.



     Acuity and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights (i) prior to the Flip-In Date, in any respect and (ii) on or after the Flip-In Date, to make any changes that Acuity may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or correct or supplement any inconsistent or defective provision contained therein.



     The Rights will not prevent a takeover of Acuity. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Acuity Shares unless the Rights are first redeemed by Acuity's board of directors. Nevertheless, the rights should not interfere with a transaction that is in the best interests of Acuity and its stockholders because the Rights can be terminated on or prior to the Flip-in Date and before the transaction is consummated.



     As long as the rights are attached to Acuity Common Stock, Acuity will issue one Right with each new share of Acuity Common Stock so that all shares will have Rights attached. Prior to the Distribution, Acuity's board of directors will reserve an appropriate number of shares of participating preferred stock for issuance upon exercise of the Rights.



     The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) has been filed as an exhibit to the Registration Statement which relates to this information statement. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibit.


DELAWARE LAW


     Under Section 203 of the Delaware General Corporation Law ("Section 203"), which will be applicable to Acuity after the Distribution, certain "business combinations" (defined generally to include mergers or consolidations between the Delaware corporation and an interested stockholder and transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase the interested stockholder's percentage ownership of stock) between a publicly held Delaware corporation and an "interested stockholder" (defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock or their affiliates) are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be so governed, (ii) either the business combination or the proposed acquisition of stock resulting in the person becoming an interested stockholder was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon


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

consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by officers who are also directors or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and also ratified by two-thirds of the voting stock which the interested stockholder did not own.


     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Acuity's certificate of incorporation does not exclude Acuity from restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring Acuity to negotiate in advance with Acuity's board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of Acuity. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.


            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION ON LIABILITY OF DIRECTORS


     Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law, Article X of Acuity's certificate of incorporation ("Article X") eliminates the personal liability of Acuity's directors to Acuity or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as it may hereafter be amended. Under the Delaware General Corporation Law as in effect on the date hereof, Acuity's directors remain liable for (i) any breach of the duty of loyalty to Acuity or its stockholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) any violation of Section 174 of the Delaware General Corporation Law, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances and (iv) any transaction from which directors derive an improper personal benefit.


     Article X provides that any future repeal or amendment of its terms (including any amendment or repeal of Article X made by virtue of any change in the Delaware General Corporation Law) will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.

INDEMNIFICATION


     Acuity's bylaws and Section 145 of the Delaware General Corporation Law, which allows, and in some cases requires, the indemnification of directors and officers under certain circumstances, grant Acuity's directors and officers a right to indemnification to the


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


fullest extent permitted by law for all expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (i) by reason of the fact that they are or were directors or officers of Acuity or (ii) by reason of the fact that, while they are or were directors or officers of Acuity, they are or were serving at the request of Acuity as a director, officer or employee of another enterprise. Acuity's bylaws further provide that an advancement for any such expenses shall only be made upon delivery to Acuity by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified by Acuity.


INDEMNIFICATION AGREEMENTS


     In connection with the Distribution, Acuity will enter into indemnification agreements with certain of its directors and officers. These agreements will require Acuity to indemnify these directors and officers with respect to their activities as directors or officers of Acuity or when serving at Acuity's request as a director, officer or trustee of another corporation, trust or other enterprise against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed suit or proceeding (civil, criminal administrative or investigative) to which they are, or are threatened to be made, parties as a result of their service to Acuity. Acuity will agree to indemnify each indemnitee for any one or a combination of the following, whichever is most advantageous to the indemnitee, as determined by the indemnitee (i) the benefits provided by Acuity's certificate of incorporation and bylaws in effect on the date of the indemnification agreement; (ii) the benefits provided by Acuity's certificate of incorporation and bylaws at the time expenses are incurred by the indemnitee; (iii) the benefits allowable under Delaware law in effect on the date of the indemnification agreement; (iv) the benefits allowable under the law of the jurisdiction under which Acuity exists at the time expenses are incurred by the indemnitee; (v) the benefits available under liability insurance obtained by Acuity; and (vi) such other benefits as may be otherwise available to indemnitee under Acuity's existing practices. Under the indemnification agreements, each indemnitee will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Acuity with respect to suits or proceedings arising out of acts or omissions during his service to Acuity.



     Each indemnitee will agree to notify Acuity promptly of any proceeding brought or threatened and not to make any admission or settlement without Acuity's consent, unless the indemnitee determines to undertake his own defense and waives the benefits of the indemnification agreement.


                         INDEPENDENT PUBLIC ACCOUNTANTS


     The combined financial statements and schedule of the National Service Industries, Inc. lighting equipment and chemicals businesses (to be reorganized as Acuity Brands, Inc.) as of August 31, 2001 and August 31, 2000, and for each of the three years in the period ended August 31, 2001, appearing in this information statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


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

                             ADDITIONAL INFORMATION


     Acuity has filed with the Commission the Registration Statement under the Exchange Act, with respect to the Acuity Common Stock and the preferred stock purchase rights associated with each share of Acuity Common Stock. This document does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.



     The Registration Statement and the exhibits thereto filed by Acuity with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Securities and Exchange Commission at 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.



     After the Distribution, Acuity will be required to comply with the reporting requirements of the Exchange Act and to file with the Commission reports, proxy statements and other information as required by the Exchange Act. Additionally, Acuity will be required to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the Distribution, these reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the Commission or obtained by mail or over the Internet from the Commission, as described above. The Acuity Shares will be listed on the New York Stock Exchange under the symbol "AYI" following completion of the Distribution. When the Acuity Shares commence trading on the New York Stock Exchange, such reports, proxy statements and other information will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INDEX TO COMBINED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Combined Balance Sheets as of August 31, 2001 and 2000......   F-3
Combined Statements of Income for the years ended August 31,
  2001, 2000, and 1999......................................   F-4
Combined Statements of Parent's Equity and Comprehensive
  Income for the years ended August 31, 2001, 2000, and
  1999......................................................   F-5
Combined Statements of Cash Flows for the years ended August
  31, 2001, 2000, and 1999..................................   F-6
Notes to Combined Financial Statements......................   F-7
Report of Independent Public Accountants on Schedule II.....  F-26
Schedule II -- Valuation and Qualifying Accounts............  F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To National Service Industries, Inc.:


     We have audited the accompanying combined balance sheets of the National Service Industries, Inc. lighting equipment and chemicals businesses (to be reorganized as Acuity Brands, Inc. -- Note 1) as of August 31, 2001 and 2000 and the related combined statements of income, parent's equity and comprehensive income, and cash flows for each of the three years in the period ended August 31, 2001. These combined financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the National Service Industries, Inc. lighting equipment and chemicals businesses as of August 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

Atlanta, Georgia
October 12, 2001

                            COMBINED BALANCE SHEETS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

             (TO BE REORGANIZED AS ACUITY BRANDS, INC.  -- NOTE 1)

                                 (IN THOUSANDS)

                                                                    AUGUST 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $   10,337   $    1,510
Receivables, less reserves for doubtful accounts of $8,195
  in 2001 and $6,570 in 2000 ...............................     297,762      344,409
Inventories, at the lower of cost (on a first-in, first-out
  basis) or market..........................................     210,783      236,856
Deferred income taxes.......................................      16,326       15,631
Prepayments and other current assets........................      23,908       22,573
                                                              ----------   ----------
  Total Current Assets......................................     559,116      620,979
                                                              ----------   ----------
PROPERTY, PLANT, AND EQUIPMENT, AT COST:
Land........................................................      16,009       15,090
Buildings and leasehold improvements........................     161,779      148,100
Machinery and equipment.....................................     326,160      300,946
                                                              ----------   ----------
  Total Property, Plant, and Equipment......................     503,948      464,136
Less -- Accumulated depreciation and amortization...........     255,525      219,108
                                                              ----------   ----------
  Property, Plant, and Equipment -- net.....................     248,423      245,028
                                                              ----------   ----------
OTHER ASSETS:
Goodwill and other intangibles..............................     468,944      497,324
Other.......................................................      54,092       59,549
                                                              ----------   ----------
  Total Other Assets........................................     523,036      556,873
                                                              ----------   ----------
  Total Assets..............................................  $1,330,575   $1,422,880
                                                              ==========   ==========
LIABILITIES AND PARENT'S EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt........................  $      357   $       --
Commercial paper............................................          --      235,631
Credit line.................................................     105,000           --
Short-term secured borrowings...............................     105,100           --
Notes payable...............................................      24,666       20,285
Accounts payable............................................     108,380      103,672
Accrued salaries, commissions, and bonuses..................      36,070       54,928
Current portion of self-insurance reserves..................       3,588        2,679
Accrued taxes payable.......................................          --        1,700
Other accrued liabilities...................................      58,906       46,699
                                                              ----------   ----------
  Total Current Liabilities.................................     442,067      465,594
                                                              ----------   ----------
Long-Term Debt, less current maturities.....................     373,707      380,518
                                                              ----------   ----------
Deferred Income Taxes.......................................      31,759       36,902
                                                              ----------   ----------
Self-Insurance Reserves, less current portion...............      14,350       10,942
                                                              ----------   ----------
Other Long-Term Liabilities.................................      85,394       86,122
                                                              ----------   ----------
Commitments and Contingencies (Note 6)
PARENT'S EQUITY:
NSI investment..............................................     400,296      455,543
Accumulated other comprehensive income......................     (16,998)     (12,741)
                                                              ----------   ----------
  Total Parent's Equity.....................................     383,298      442,802
                                                              ----------   ----------
  Total Liabilities and Parent's Equity.....................  $1,330,575   $1,422,880
                                                              ==========   ==========

The accompanying notes are an integral part of these combined balance sheets.

                         COMBINED STATEMENTS OF INCOME
              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

              (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1)

                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)


                                                                YEARS ENDED AUGUST 31,
                                                         ------------------------------------
                                                            2001         2000         1999
                                                         ----------   ----------   ----------
NET SALES..............................................  $1,982,700   $2,023,644   $1,701,568
COSTS AND EXPENSES:
Cost of products sold..................................   1,140,391    1,167,524      978,207
Selling and administrative expenses....................     684,939      657,742      564,042
Interest expense, net..................................      48,696       43,299       12,697
Amortization expense...................................      17,965       18,441        5,802
Loss on sale of businesses.............................      14,557           --           --
Restructuring expense and other charges................       4,083           --           --
Other expense (income), net............................       2,917        1,347       (1,765)
                                                         ----------   ----------   ----------
  Total costs and expenses.............................   1,913,548    1,888,353    1,558,983
                                                         ----------   ----------   ----------
Income before provision for income taxes...............      69,152      135,291      142,585
Provision for income taxes.............................      28,649       51,600       53,469
                                                         ----------   ----------   ----------
Net income.............................................  $   40,503   $   83,691   $   89,116
                                                         ==========   ==========   ==========
PRO FORMA EARNINGS PER SHARE:
Basic earnings per share (Note 2)......................  $      .99          n/a          n/a
                                                         ==========   ==========   ==========
Basic weighted average number of shares outstanding
  (Note 2).............................................      41,068          n/a          n/a
                                                         ==========   ==========   ==========


The accompanying notes are an integral part of these combined statements.

        COMBINED STATEMENTS OF PARENT'S EQUITY AND COMPREHENSIVE INCOME

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

              (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1)

                                 (IN THOUSANDS)

                                                 ACCUMULATED
                                                    OTHER        TOTAL
                                      NSI       COMPREHENSIVE   PARENT'S   COMPREHENSIVE
                                   INVESTMENT      INCOME        EQUITY       INCOME
                                   ----------   -------------   --------   -------------
BALANCE AUGUST 31, 1998..........   $425,002      $(11,315)     $413,687
Net income.......................     89,116            --        89,116      $89,116
Foreign currency translation
  adjustment.....................         --         2,022         2,022        2,022
Minimum pension liability........         --            (1)           (1)          (1)
                                                                              -------
Comprehensive income.............         --            --            --      $91,137
                                                                              =======
Net transactions with NSI........    (72,970)           --       (72,970)
                                    --------      --------      --------
BALANCE AUGUST 31, 1999..........    441,148        (9,294)      431,854
Net income.......................     83,691            --        83,691      $83,691
Foreign currency translation
  adjustment.....................         --        (3,448)       (3,448)      (3,448)
Minimum pension liability........         --             1             1            1
                                                                              -------
Comprehensive income.............         --            --            --      $80,244
                                                                              =======
Net transactions with NSI........    (69,296)           --       (69,296)
                                    --------      --------      --------
BALANCE AUGUST 31, 2000..........    455,543       (12,741)      442,802
Net income.......................     40,503            --        40,503      $40,503
Foreign currency translation
  adjustment.....................         --        (2,374)       (2,374)      (2,374)
Reclassification adjustment for
  translation loss included in
  net income.....................         --           503           503          503
Minimum pension liability........         --        (2,386)       (2,386)      (2,386)
                                                                              -------
Comprehensive income.............         --            --            --      $36,246
                                                                              =======
Net transactions with NSI........    (95,750)           --       (95,750)
                                    --------      --------      --------
BALANCE AUGUST 31, 2001..........   $400,296      $(16,998)     $383,298
                                    ========      ========      ========

The accompanying notes are an integral part of these combined statements.

                       COMBINED STATEMENTS OF CASH FLOWS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

              (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1)

                                 (IN THOUSANDS)

                                                              YEARS ENDED AUGUST 31,
                                                        ----------------------------------
                                                          2001         2000        1999
                                                        ---------   ----------   ---------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
  Net income..........................................  $  40,503   $   83,691   $  89,116
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Depreciation and amortization.......................     62,911       58,485      33,297
  (Gain) loss on the sale of property, plant &
    equipment.........................................       (194)        (156)         69
  Loss on sale of businesses..........................     14,557           --          --
  Provision for losses on accounts receivable.........      4,930        2,667       2,744
  Restructuring expense, asset impairments, and other
    charges...........................................      4,083           --          --
  Change in assets and liabilities net of effect of
    acquisitions and dispositions -
    Receivables.......................................     34,396      (37,464)    (16,047)
    Inventories.......................................     23,189      (40,054)     10,920
    Deferred income taxes.............................     (4,433)         321     (14,697)
    Prepayments and other current assets..............     (1,806)      (3,335)     (3,940)
    Accounts payable and accrued liabilities..........      5,137      (12,202)     43,383
    Self-insurance reserves and other long-term
       liabilities....................................        422       12,038       3,225
                                                        ---------   ----------   ---------
       Net Cash Provided by Operating Activities......    183,695       63,991     148,070
                                                        ---------   ----------   ---------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES
  Purchases of property, plant, and equipment.........    (47,611)     (62,913)    (38,555)
  Proceeds from the sale of property, plant and
    equipment.........................................      1,837        1,866         378
  Proceeds from the sale of businesses................      1,632           --          --
  Acquisitions........................................         --      (16,214)   (514,370)
  Change in other assets..............................      1,238       (9,764)     (1,898)
                                                        ---------   ----------   ---------
       Net Cash Used for Investing Activities.........    (42,904)     (87,025)   (554,445)
                                                        ---------   ----------   ---------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
  Net borrowings of notes payable.....................      4,381        8,814       3,588
  Issuances (repayments) of commercial paper, net
    (less than 90 days)...............................   (221,801)     (87,762)    352,265
  Issuances of commercial paper (greater than 90
    days).............................................      1,370      194,953          --
  Repayments of commercial paper (greater than 90
    days).............................................    (15,200)    (222,750)         --
  Proceeds from credit line, net......................    105,000           --          --
  Proceeds from short-term secured borrowings, net....    105,100           --          --
  Proceeds from issuances of long-term debt...........         --      199,798     267,585
  Repayments of long-term debt........................     (7,601)      (1,196)   (160,304)
  Net activity with NSI...............................   (103,386)     (69,296)    (72,970)
                                                        ---------   ----------   ---------
       Net Cash Provided by (Used for) Financing
         Activities...................................   (132,137)      22,561     390,164
                                                        ---------   ----------   ---------
Effect of Exchange Rate Changes on Cash...............        173         (271)          9
                                                        ---------   ----------   ---------
Net Change in Cash and Cash Equivalents...............      8,827         (744)    (16,202)
Cash and Cash Equivalents at Beginning of Year........      1,510        2,254      18,456
                                                        ---------   ----------   ---------
Cash and Cash Equivalents at End of Year..............  $  10,337   $    1,510   $   2,254
                                                        =========   ==========   =========
Supplemental Cash Flow Information:
  Income taxes paid during the year...................  $  32,659   $   55,302   $  29,333
  Interest paid during the year.......................     43,416       42,399      14,289

The accompanying notes are an integral part of these combined statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

              (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1)


NOTE 1:  SPIN-OFF AND BASIS OF PRESENTATION


     In fiscal year 2001, management of National Service Industries, Inc. ("NSI" or "Parent") began to evaluate and pursue the spin-off of its lighting equipment and chemicals businesses, subject to certain conditions, into a separate publicly traded company with its own management and Board of Directors (the "Distribution" or the "Spin-off"). This distribution is expected to occur during the first quarter of fiscal 2002 and will be accomplished by transferring the assets and liabilities of the businesses that comprise the lighting equipment and chemicals businesses to L&C Spinco, Inc., a recently formed holding company to be renamed Acuity Brands, Inc. ("Acuity"), and then distributing all of the shares of common stock of Acuity to NSI's stockholders. L&C Spinco, Inc. was initially incorporated as an indirect wholly owned subsidiary of NSI and did not have any operations, assets, or liabilities until the contribution of the lighting and chemical businesses prior to the Distribution. NSI's stockholders will receive one share of Acuity common stock for every one share of NSI common stock held as of the date of the Distribution (the "Distribution Date"). After the Distribution, Acuity and NSI will be two separate public companies.



     These combined financial statements include the accounts of the NSI businesses that comprise its lighting equipment and chemicals businesses (collectively referred to herein as "Acuity"). The lighting equipment segment produces a variety of fluorescent and non-fluorescent fixtures for markets throughout the United States, Canada, Mexico, and overseas. The chemicals segment produces maintenance, sanitation, and water treatment products for customers throughout the United States, Canada, and Western Europe.



     The combined financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and present Acuity's financial position, results of operations, and cash flows as derived from NSI's historical financial statements. Certain NSI corporate assets, liabilities and expenses have been allocated to Acuity based on an estimate of the proportion of corporate amounts allocable to Acuity, utilizing such factors as revenues, number of employees, and other relevant factors. In the opinion of management, the allocations have been made on a reasonable basis. Management believes that all amounts allocated to Acuity are a reasonable representation of the costs that would have been incurred if Acuity had performed these functions as a stand-alone company. The combined financial statements reflect an allocation of debt and related interest expense, as further described in Note 4.



     In conjunction with the separation of their businesses, Acuity and NSI will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation, including a distribution agreement, a tax disaffiliation agreement, an employee benefits agreement, a lease agreement, and a transition services agreement.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION


     The combined financial statements include the accounts of Acuity after elimination of significant intercompany transactions and accounts.


REVENUE RECOGNITION AND PRODUCT WARRANTY


     Acuity records revenues as products are shipped. A provision for estimated returns, allowances, and warranty costs is recorded when products are shipped.


USE OF ESTIMATES


     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, which include estimates of NSI costs allocated to Acuity, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


CASH AND CASH EQUIVALENTS


     Cash in excess of daily requirements is invested in time deposits and marketable securities and is included in the accompanying balance sheets at market value. Acuity considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents.


CONCENTRATIONS OF CREDIT RISK


     Concentrations of credit risk with respect to receivables are limited due to the wide variety of customers and markets using Acuity's products, as well as their dispersion across many different geographic areas. As a result, as of August 31, 2001, Acuity does not consider itself to have any significant concentrations of credit risk.


RECLASSIFICATIONS

     Certain prior period amounts have been reclassified to conform with current year presentation.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


INVENTORIES

     Inventories are valued at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at August 31, 2001 and 2000:

                                                               2001       2000
                                                             --------   --------
                                                               (IN THOUSANDS)
Raw materials and supplies.................................  $ 85,208   $ 99,089
Work in progress...........................................    18,262     19,677
Finished goods.............................................   107,313    118,090
                                                             --------   --------
                                                             $210,783   $236,856
                                                             ========   ========

GOODWILL AND OTHER INTANGIBLES

     Goodwill of $3.5 million was recognized in connection with a 1969 acquisition and is not being amortized. Remaining amounts of goodwill ($327.9 million in 2001 and $341.4 million in 2000) and other intangible assets are being amortized on a straight-line basis over various periods ranging from 2 to 40 years.

     The following table summarizes net goodwill and intangible assets including the useful lives associated with each as of August 31:

                                                                             USEFUL LIFE
                                                         2001       2000     (IN YEARS)
                                                       --------   --------   -----------
                                                                (IN THOUSANDS)
Unamortizable Goodwill...............................  $  3,460   $  3,460   n/a
Amortizable Goodwill.................................   327,903    341,434   10-40
Trade names and Trademarks...........................    74,681     84,747   30-40
Distribution Network.................................    49,319     51,086   30
Other Intangibles....................................    13,581     16,597   2-12
                                                       --------   --------
  Total Goodwill and Intangibles.....................  $468,944   $497,324
                                                       ========   ========


     Acuity reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the undiscounted future cash flows estimated to be generated by the asset are not sufficient to recover the unamortized balance of the asset. An impairment loss would be recognized based on the difference between the carrying value of the asset and estimated fair value, which would be determined based on either the discounted future cash flows or other appropriate fair value methods. If the asset being tested for recoverability was acquired in a business combination, intangible assets and goodwill resulting from the acquisition that are related to the asset are included in the assessment. Acuity also evaluates the amortization periods assigned to its intangible assets to determine whether events or changes in circumstances warrant revised estimates of useful lives.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


EARNINGS PER SHARE


     Earnings per share data has not been presented since the businesses that comprise Acuity were wholly owned subsidiaries of NSI, or businesses thereof, during the periods presented and will be recapitalized as part of the Distribution.


PRO FORMA EARNINGS PER SHARE (UNAUDITED)


     Pro forma basic earnings per share is calculated as net income divided by the pro forma weighted average number of common shares outstanding. Pro forma weighted average shares outstanding has been computed by applying the distribution ratio of one share of Acuity common stock to the historical NSI weighted average shares outstanding for the same period presented. Pro forma earnings per share information is unaudited and has been presented for the year ended August 31, 2001 only.


DEPRECIATION

     For financial reporting purposes, depreciation is determined principally on a straight-line basis using estimated useful lives of plant and equipment (25 to 40 years for buildings and 3 to 15 years for machinery and equipment) while accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is shorter.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Research and development expenses amounted to $17.0 million, $18.6 million, and $8.1 million during 2001, 2000, and 1999, respectively.

FOREIGN CURRENCY TRANSLATION


     The functional currency for Acuity's foreign operations is the local currency in most cases. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable income taxes, resulting from the translation are included in "Accumulated Other Comprehensive Income" in the Combined Statements of Parent's Equity and Comprehensive Income and are excluded from net income.


     Gains or losses resulting from foreign currency transactions are included in "Other expense (income), net" in the Combined Statements of Income and were insignificant in 2001, 2000, and 1999.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS


     Acuity's retiree medical plans are financed entirely by retiree contributions; therefore, Acuity has no liability in connection with them. Several programs provide limited retiree life insurance benefits. The liability for these plans is not material.


POSTEMPLOYMENT BENEFITS


     Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," requires the accrual of the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. Acuity's accrual, which is not material, relates primarily to severance agreements and the liability for life insurance coverage for certain eligible employees.


INTEREST EXPENSE, NET

     Interest expense, net, is comprised primarily of interest expense on long-term debt, credit facility borrowings, commercial paper, short-term secured borrowings and line of credit borrowings offset by interest income on cash and cash equivalents.

     The following table summarizes the components of interest expense, net:

                                                             YEARS ENDED AUGUST 31,
                                                           ---------------------------
                                                            2001      2000      1999
                                                           -------   -------   -------
                                                                 (IN THOUSANDS)
Interest expense.........................................  $49,008   $43,638   $15,526
Interest income..........................................     (312)     (339)   (2,829)
                                                           -------   -------   -------
Interest expense, net....................................  $48,696   $43,299   $12,697
                                                           =======   =======   =======

ACCOUNTING STANDARDS ADOPTED IN FISCAL 2001


     In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Specifically, Issue 00-10 addresses how the seller of goods should classify amounts billed to a customer for shipping and handling. The EITF concluded that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. Acuity adopted EITF 00-10 in fiscal 2001. Acuity has historically netted certain shipping and handling revenues charged to customers in costs and expenses. During 2001, the EITF also reached a final consensus on EITF Issue 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." Among other items, Issue 00-22 addresses how the seller of goods should classify offers to a customer for a rebate or refund of a determinable cash amount if the customer completes a specified cumulative level of revenue transactions. The EITF concluded that offers for cash rebates or refunds should be classified as a reduction in revenue. Acuity adopted EITF 00-22 during fiscal 2001. Acuity historically included

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


rebates in costs and expenses. The adoption of these standards resulted in an immaterial reclassification between sales and operating expenses for all periods presented.

ACCOUNTING STANDARDS YET TO BE ADOPTED

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 and establishes a new method of testing goodwill for impairment on an annual basis (or on an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also requires that an identifiable intangible asset which is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a fair value-based approach.


     Acuity will adopt SFAS 142 in the first quarter of fiscal 2002. As a result, the amortization of existing goodwill and those intangibles with indefinite useful lives will cease on August 31, 2001, which will result in an estimated decrease in amortization expense of approximately $11.7 million during fiscal 2002. However, Acuity will be required to test its goodwill and intangibles with indefinite useful lives for impairment under the new standard beginning in the first quarter of fiscal 2002, which could have an adverse effect on Acuity's future results of operations if these assets are deemed impaired.


NOTE 3:  PENSION AND PROFIT SHARING PLANS


     Acuity has several pension plans covering hourly and salaried employees. Benefits paid under these plans are based generally on employees' years of service and/or compensation during the final years of employment. Acuity makes annual contributions to the plans to the extent indicated by actuarial valuations. Plan assets are invested primarily in equity and fixed income securities.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)



     The following tables reflect the status of Acuity's pension plans at August 31, 2001 and 2000:


                                                                2001      2000
                                                              --------   -------
                                                                (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year.....................  $ 77,590   $77,564
Service cost................................................     2,553     2,877
Interest cost...............................................     6,270     5,851
Actuarial (gain) loss.......................................     5,095    (5,273)
Benefits paid...............................................    (3,699)   (3,553)
Other.......................................................      (587)      124
                                                              --------   -------
Benefit obligation at end of year...........................  $ 87,222   $77,590
                                                              ========   =======
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year..............  $ 86,917   $82,057
Actual return on plan assets................................        46     7,577
Employer contributions......................................     1,138     2,021
Employee contributions......................................       229       254
Benefits paid...............................................    (3,699)   (3,553)
Other.......................................................    (1,142)   (1,439)
                                                              --------   -------
Fair value of plan assets at end of year....................  $ 83,489   $86,917
                                                              ========   =======
FUNDED STATUS:
Funded status...............................................  $ (3,733)  $ 9,327
Unrecognized actuarial (gain) loss..........................    11,164    (1,965)
Unrecognized transition asset...............................      (629)     (834)
Unrecognized prior service cost.............................     2,541     2,655
                                                              --------   -------
Prepaid pension expense.....................................  $  9,343   $ 9,183
                                                              ========   =======
AMOUNTS RECOGNIZED IN THE COMBINED BALANCE SHEETS CONSIST
  OF:
Prepaid benefit cost........................................  $ 14,330   $16,189
Accrued benefit liability...................................   (10,570)   (7,246)
Intangible asset............................................     1,795       240
Accumulated other comprehensive income......................     3,788        --
                                                              --------   -------
Net amount recognized at year-end...........................  $  9,343   $ 9,183
                                                              ========   =======

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $28.7 million, $27.4 million, and $17.4 million, respectively, as of August 31, 2001, and $10.3 million, $8.0 million, and $1.1 million, respectively, as of August 31, 2000.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


     Components of net periodic pension (benefit) cost for the fiscal years ended August 31, 2001, 2000, and 1999 included the following:

                                                    2001       2000       1999
                                                   -------    -------    -------
                                                          (IN THOUSANDS)
Service cost.....................................  $ 2,553    $ 2,877    $ 1,908
Interest cost....................................    6,270      5,851      4,707
Expected return on plan assets...................   (8,038)    (7,511)    (6,063)
Amortization of prior service cost...............      418        386        391
Amortization of transitional asset...............     (140)      (148)      (149)
Recognized actuarial loss........................      (18)        53        227
                                                   -------    -------    -------
Net periodic pension cost........................  $ 1,045    $ 1,508    $ 1,021
                                                   =======    =======    =======

     Weighted average assumptions in 2001 and 2000 included the following:

                                                              2001   2000
                                                              ----   ----
Discount rate...............................................  7.7%   8.2%
Expected return on plan assets..............................  9.3%   9.4%
Rate of compensation increase...............................  5.0%   5.1%


     It is Acuity's policy to adjust, on an annual basis, the discount rate used to determine the projected benefit obligation to approximate rates on high-quality, long-term obligations.



     Acuity also has profit sharing and 401(k) plans to which both employees and the company contribute. Acuity's cost of these plans was $4.3 million in 2001, $4.7 million in 2000 and $4.3 million in 1999.


NOTE 4:  LONG-TERM DEBT AND LINES OF CREDIT


     As part of the distribution agreement between NSI and Acuity, all but approximately $5.0 million of NSI's total outstanding debt will be assumed by Acuity or refinanced with new borrowings by Acuity. Accordingly, for purposes of the historical presentation of Acuity's financial position as of August 31, 2001 and 2000, all but $5.0 million of NSI's total outstanding debt has been presented as obligations of Acuity. For purposes of the historical presentation of Acuity's results of operations, Acuity has reflected all of NSI's interest expense related to the debt allocated to it. Management intends to take the necessary actions to effect the transfer of these obligations to Acuity under the same terms existing with NSI; however, management does not have the ability to unilaterally effect the transfer in all cases. In the event any of NSI's creditors do not accept this transfer, Acuity would be required to refinance the related borrowings. Management believes that the terms of the debt which will ultimately be outstanding at Acuity will not differ materially from the terms of NSI's debt currently outstanding.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


                                                               2001       2000
                                                             --------   --------
                                                               (IN THOUSANDS)
6% notes due February 2009 with an effective rate of 6.04%,
  net of unamortized discount of $310 in 2001 and $351 in
  2000.....................................................  $159,690   $159,649
8.375% notes due August 2010 with an effective rate of
  8.398%, net of unamortized discount of $219 in 2001 and
  $244 in 2000.............................................   199,781    199,756
4.3% to 8.5% other notes, payable in installments to
  2026.....................................................    14,593     21,113
                                                             --------   --------
                                                              374,064    380,518
Less -- Amounts payable within one year included in current
  liabilities..............................................       357         --
                                                             --------   --------
                                                             $373,707   $380,518
                                                             ========   ========

     Future annual principal payments of long-term debt are as follows:

FISCAL YEAR                                                       AMOUNT
-----------                                                   --------------
                                                              (IN THOUSANDS)
2002........................................................     $    357
2003........................................................          341
2004........................................................        2,687
2005........................................................           --
2006........................................................           --
2007 and beyond.............................................      370,679
                                                                 --------
                                                                 $374,064
                                                                 ========


     In May 2001, NSI entered into a three-year agreement (the "Receivables Facility") to borrow, on an ongoing basis, up to $150.0 million secured by undivided interests in a defined pool of trade accounts receivable of the lighting equipment and chemicals segments. At August 31, 2001, net trade accounts receivable pledged as security for the borrowings under the Receivables Facility totaled $227.8 million. Outstanding borrowings under the Receivables Facility at August 31, 2001 were $105.1 million. Interest rates under the Receivables Facility vary with commercial paper rates plus an applicable margin and the interest rate was 3.90% at August 31, 2001. Effective on the Distribution Date, Acuity will assume all of NSI's borrowings and other obligations under the Receivables Facility.


     In July 1999, NSI entered into a $250.0 million, 364-day committed credit facility, which was renewed in June 2001 and expires in June 2002. The credit facility permits certain subsidiaries of NSI to borrow under such facility, and NSI guarantees these borrowings. Interest rates under the credit facilities are based on the LIBOR rate or other rates, at NSI's option. NSI pays an annual fee on the commitments based on its credit rating for unsecured long-term public debt. Outstanding borrowings under the facility at August 31, 2001 were $105.0 million at an interest rate of 4.1 percent. No amounts were outstanding under the facility at August 31, 2000. This facility will be discontinued at the time of the Distribution.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)



     In October 2001, NSI, on behalf of Acuity, negotiated a $240.0 million, 364-day committed credit facility with six domestic and international banks that will become effective and will replace NSI's $250.0 million credit facility at the Distribution Date. The facility includes an option for additional lenders to enter the agreement to provide up to a total of $300.0 million of commitments. The facility contains financial covenants including a leverage ratio of total indebtedness to EBITDA and an interest coverage ratio. Interest rates under the facility are based on the LIBOR rate or other rates, at Acuity's option. Acuity will pay an annual fee on the commitment based on Acuity's credit rating for unsecured long-term public debt. The principal lighting equipment subsidiary and the principal chemicals subsidiary of Acuity are guarantors of the facility.


     NSI's commercial paper program was discontinued in July 2001. Amounts outstanding under the commercial paper program were replaced by borrowings under the committed credit facility. The $235.6 million outstanding under NSI's commercial paper program at August 31, 2000 had a weighted-average interest rate of 6.8%.

     At August 31, 2001, NSI had uncommitted lines of credit totaling $111.2 million for general operating purposes, of which $16.8 million is designated as multi-currency. Outstanding borrowings under the uncommitted credit facilities at August 31, 2001 were $24.7 million, at a weighted-average interest rate of 4.95%. At August 31, 2001, $74.4 million in letters of credit was outstanding, primarily under the domestic uncommitted line of credit.


     In January 1999, NSI issued $160.0 million in ten-year publicly traded notes bearing a coupon rate of 6.0%. In August 2000, NSI issued $200.0 million in ten-year publicly traded notes bearing a coupon rate of 8.375%. The fair values of the $160.0 million and $200.0 million notes, based on quoted market prices, were approximately $152.0 million and $219.4 million, respectively, at August 31, 2001. Pursuant to a supplemental indenture executed in contemplation of the Distribution, Acuity and its principal operating subsidiaries have become the obligors of the notes, and NSI, effective upon the completion of the Distribution, will be relieved of all obligations with respect to the notes. Excluding the $160.0 million and $200.0 million notes, long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to NSI for bank loans with similar terms and average maturities.


NOTE 5:  PARENT'S EQUITY AND RELATED MATTERS


     NSI'S INVESTMENT. NSI's investment includes its original investments in Acuity, accumulated income of Acuity, and the net intercompany balances with NSI. In connection with the Distribution, the net intercompany balances with NSI will be capitalized.



     Historically, Acuity participated in NSI's long-term incentive programs which provided qualified and non-qualified stock options to officers and employees of NSI at exercise prices not less than market value on the date of grant. Generally, options vest proportionately over a four-year period and are exercisable for ten years from the grant

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


date. Certain of the long-term incentive programs also provide for awards of restricted shares of NSI's common stock.


     Acuity recorded $1.0 million, $6.7 million and $8.1 million of compensation expense related to long-term incentive programs in 2001, 2000 and 1999, respectively. Acuity intends to establish similar long-term incentive programs after the Distribution; however, the terms and benefits of these programs are yet to be determined.



     Pursuant to the employee benefits agreement, NSI stock options held by Acuity's employees will be converted to Acuity stock options at the time of the Distribution. Acuity will multiply the number of shares purchasable under each converted stock option by a ratio determined at the time of Distribution, based on the respective fair values of NSI and Acuity, and divide the exercise price per share of each option by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. All other terms of the converted stock options will remain the same as those in effect immediately prior to the Distribution. Accordingly, no compensation expense will result from the replacement of the options. At August 31, 2001, the number of shares of NSI common stock subject to options held by NSI employees was 4,532,387. The exercise prices of such options range from $19.31 to $46.63. The ultimate number of stock options to be held by Acuity employees and the number and exercise prices of Acuity stock options to be issued subject to the above calculation cannot yet be determined.



     RIGHTS AGREEMENT. Acuity anticipates its Board of Directors will adopt a Rights Agreement (the "Rights Agreement") on or prior to the Distribution. If adopted, the Rights Agreement will contain provisions designed to deter bids and other business combinations that are not approved by the Acuity Board of Directors.



     COMMON AND PREFERRED STOCK. Acuity expects to have 500 million shares of common stock, par value $.01 per share, and 50 million shares of preferred stock, par value $.01 per share (the "Preferred Stock"), authorized as of the Distribution Date. No shares of Preferred Stock are expected to be issued as of the Distribution Date.



     EMPLOYEE STOCK PURCHASE PLAN. In 1998, NSI's stockholders approved the National Service Industries, Inc. Employee Stock Purchase Plan for the benefit of eligible employees. Under the plan, employees could purchase, through payroll deduction, NSI's common stock at a 15% discount. Shares are purchased quarterly at 85% of the lower of the fair market value of NSI's common stock on the first business day of the quarterly plan period or on the last business day of the quarterly plan period. Acuity intends to establish a similar Employee Stock Purchase Plan upon the Distribution; however, the exact terms of this plan are yet to be determined.


NOTE 6:  COMMITMENTS AND CONTINGENCIES

SELF-INSURANCE


     It is Acuity's policy to self insure for certain insurable risks consisting primarily of physical loss to property; business interruptions resulting from such loss; and workers'

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Based on an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured program is recorded and revised annually.


     The activity in the self-insurance liability as allocated to Acuity for each of the years ended August 31 was as follows:


                                                        2001      2000      1999
                                                       -------   -------   -------
                                                             (IN THOUSANDS)
Reserve, beginning of period.........................  $13,621   $15,158   $19,213
Expense..............................................   11,254     5,055     2,618
Payments.............................................   (6,937)   (6,592)   (6,673)
                                                       -------   -------   -------
Reserve, end of period...............................  $17,938   $13,621   $15,158
                                                       =======   =======   =======

LEASES


     Acuity leases certain of its buildings and equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 2001, are as follows: 2002 -- $11.2 million;
2003 -- $9.5 million; 2004 -- $6.7 million; 2005 -- $3.6 million; 2006 -- $1.5 million; after 2006 -- $7.1 million.


     Total rent expense was $12.3 million in 2001, $14.5 million in 2000, and $12.3 million in 1999.

LITIGATION


     Acuity is subject to various legal claims arising in the normal course of business out of the conduct of its current and prior businesses, including patent infringement and product liability claims. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on Acuity's financial condition or results of operations. However, in the event of unexpected future developments, it is possible that the ultimate resolution of such matters, if unfavorable, could have a material adverse effect on Acuity's results of operations in future periods. Acuity reserves for known legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher than that reserved.


ENVIRONMENTAL MATTERS


     Acuity's operations, as well as similar operations of other companies, are subject to comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)



the remediation of contaminated sites. Permits and environmental controls are required for certain of Acuity's operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Acuity believes that it is in substantial compliance with all material environmental laws, regulations, and permits. On an ongoing basis, Acuity incurs capital and operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial.



     Acuity reserves for known environmental claims when payments associated with the claims become probable and the costs can be reasonably estimated. Acuity's environmental reserves, for all periods presented, are immaterial. The actual cost of environmental issues may be higher than that reserved due to the difficulty in estimating such costs, and potential changes in the status of government regulations.


     Certain environmental laws can impose liability regardless of fault. The federal Superfund law is an example of such an environmental law. However, liability under Superfund is mitigated by the presence of other parties who will share in the costs associated with the clean-up of sites. The extent of liability is determined on a case-by-case basis taking into account many factors, including the number of other parties whose status or activities also subjects them to liability regardless of fault.


     Acuity is currently a party to, or otherwise involved in, legal proceedings in connection with state and federal Superfund sites. Acuity believes its liability is de minimis at each of the currently active sites which it does not own where it has been named as a potentially responsible party ("PRP") due to its limited involvement at the site and/or the number of viable PRPs. Specifically, the preliminary allocation among 48 PRPs at the Crymes Landfill site in Georgia indicates that Acuity's liability is not significant, and there are more than 1,000 PRPs at the M&J Solvents site in Georgia. For property which Acuity owns on Seaboard Industrial Boulevard in Atlanta, Georgia, Acuity has conducted an investigation on its and adjoining properties and submitted a Compliance Status Report ("CSR") to the State of Georgia Environmental Protection Division ("EPD") pursuant to the Georgia Hazardous Site Response Act. Acuity is currently addressing questions raised by EPD regarding the CSR. Until the CSR is finalized and Acuity evaluates the necessity for and scope of any appropriate clean-up action, Acuity will not be able to determine whether clean-up will be required and what the costs of clean-up will be.


INDEMNIFICATIONS


     As further discussed in Note 1, in connection with the Distribution, Acuity and NSI will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the Distribution. Included in these agreements will be certain general indemnifications granted by Acuity to NSI, and by NSI to Acuity as well as specific limited tax liability indemnifications in the event that the Distribution is deemed to be taxable, or if any of the internal reorganization steps taken to effect the Distribution are not deemed to be on a tax free basis.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


NOTE 7:  ACQUISITIONS AND DISPOSITIONS


     Acuity made no acquisitions in fiscal 2001.


     Acquisition spending in 2000 totaled $16.2 million and related to the cash-out of remaining Holophane Corporation ("Holophane") shares. NSI purchased Holophane in July 1999 for approximately $470.8 million. Of the total purchase price, $454.6 million was paid during fiscal 1999 and $16.2 million was paid during fiscal 2000. Results of operations after the acquisition date are included in the Combined Statements of Income.

     In the first quarter of fiscal 2000, the lighting equipment segment recorded a $1.0 million pretax charge for closing a manufacturing facility in California. This charge represented termination benefits for 341 hourly employees and was recorded in "Cost of products sold" in the 2000 "Combined Statements of Income." All amounts accrued were paid during fiscal 2000 with no significant revisions to either the number of terminated employees or the amount of benefits initially accrued.

     Acquisition spending in 1999 totaled $514.4 million and was primarily related to the lighting equipment segment. The acquisitions were accounted for as purchases and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values.

     The lighting equipment segment acquired four companies during 1999. The largest acquisition was Holophane, a manufacturer of premium quality, highly engineered lighting fixtures and systems, which was purchased in July 1999 for approximately $470.8 million. The preliminary allocation of the purchase price resulted in goodwill of $274.7 million, which is being amortized over 40 years, and identifiable intangibles of $145.7 million, which are being amortized over periods ranging from 2 to 40 years. Identifiable intangibles include trade names, trademarks, patented technology, distribution network, trained workforce, and restrictive covenants. In 2000, certain adjustments were made to the purchase price allocation resulting in additional goodwill of approximately $1.3 million. These adjustments primarily related to severance charges and costs associated with the termination of a joint venture in Australia.

     At August 31, 1999, the preliminary allocation of the purchase price was as follows:

                                                              (IN THOUSANDS)
Current assets..............................................    $  67,504
Property, plant, and equipment..............................       64,582
Intangibles.................................................      145,725
Goodwill....................................................      274,708
Other long-term assets......................................       33,890
Liabilities.................................................     (115,598)
                                                                ---------
                                                                $ 470,811
                                                                =========

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)



     The following pro forma information has been prepared assuming the Holophane acquisition had taken place at the beginning of the respective fiscal year of Acuity. The pro forma information includes adjustments for interest expense incurred on debt to effect the acquisition, the interest income forgone on the cash portion paid for the acquisition, additional depreciation based on the fair market value of property, plant, and equipment, and amortization of goodwill and intangibles resulting from this transaction. The pro forma financial information does not purport to reflect the financial position or results of operations that actually would have resulted had the transaction occurred as of the date indicated or to project the results of operations for any future period.


                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
Pro Forma Information (Unaudited)
  Sales.....................................................    $1,905,330
  Net income................................................    $   84,969

     Other acquisitions in the lighting equipment segment included the September 1998 purchase of certain assets of GTY Industries (d/b/a "Hydrel"), a manufacturer of architectural-grade light fixtures for landscape, in-grade, and underwater applications; the April 1999 purchase of certain assets of Peerless Corporation, a manufacturer of high performance indirect/direct suspended lighting products; and the July 1999 purchase of C&G Carandini SA, a manufacturer of exterior lighting fixtures.

     As part of an initiative to refocus the overseas operations of the chemicals segment, NSI sold its Australian subsidiary, NSI International Pty, Ltd., resulting in a pretax loss of $5.6 million. In addition, NSI sold its French operations, as well as certain trademarks and formulas for a pretax loss of $9.0 million. The combined pretax loss of $14.6 million is included in "Loss on sale of businesses" in the "Combined Statements of Income."


NOTE 8:  RESTRUCTURING EXPENSE AND OTHER CHARGES



     Included in the "Combined Statements of Income" under the caption "Restructuring expense and other charges" are amounts related to severance and loss on the disposal of fixed assets. In the fourth quarter of fiscal 2001, the lighting equipment segment incurred severance charges of $1.6 million for the termination of 116 manufacturing and salaried employees, all of whom were terminated prior to the end of the fiscal year. As of August 31, 2001, $0.2 million of the accrual had been paid to employees. Additionally, in the fourth quarter of fiscal 2001, the chemicals segment recorded $0.7 million of severance costs related to the termination of 18 manufacturing and salaried employees, all of whom were terminated prior to the end of the fiscal year. None of the accrual had been paid to employees as of August 31, 2001. Unrelated to the severance charges, the lighting equipment and chemicals segments disposed of certain fixed assets, resulting in losses of $1.4 million and $0.4 million, respectively.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)



NOTE 9:  INCOME TAXES



     Historically, Acuity has been included in the consolidated federal income tax return of NSI. Acuity's provision for income taxes in the accompanying statements of income reflects federal, state, and foreign income taxes calculated using the separate return basis. Acuity accounts for income taxes using the asset and liability approach as prescribed by SFAS No. 109, "Accounting for Income Taxes." This approach requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.


     The provision for income taxes consists of the following components:

                                                        2001      2000      1999
                                                       -------   -------   -------
                                                             (IN THOUSANDS)
Provision for current Federal taxes..................  $29,171   $40,527   $34,958
Provision for current state taxes....................    1,744     2,134     2,132
Provision for current foreign taxes..................    5,058     4,657     2,373
Provision for deferred taxes.........................   (7,324)    4,282    14,006
                                                       -------   -------   -------
  Total provision for income taxes...................  $28,649   $51,600   $53,469
                                                       =======   =======   =======

     A reconciliation from the Federal statutory rate to the total provision for income taxes is as follows:

                                                        2001      2000      1999
                                                       -------   -------   -------
                                                             (IN THOUSANDS)
Federal income tax computed at statutory rate........  $24,203   $47,352   $49,905
State income tax, net of Federal income tax
  benefit............................................    1,342     3,518     3,638
Foreign and other, net...............................    3,104       730       (74)
                                                       -------   -------   -------
  Total provision for income taxes...................  $28,649   $51,600   $53,469
                                                       =======   =======   =======

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)


     Components of the net deferred income tax liability at August 31, 2001 and 2000 include:

                                                               2001       2000
                                                             --------   --------
                                                               (IN THOUSANDS)
DEFERRED TAX LIABILITIES:
Depreciation...............................................  $ 11,583   $  9,598
Pension....................................................     4,468      4,160
Intangibles................................................    48,614     54,565
Other......................................................     2,613      2,751
                                                             --------   --------
  Total deferred tax liabilities...........................    67,278     71,074
                                                             --------   --------
DEFERRED TAX ASSETS:
Self-insurance.............................................    (6,898)    (9,607)
Deferred compensation......................................   (23,025)   (23,520)
Bonuses....................................................       (35)    (5,765)
Foreign tax losses.........................................      (969)      (643)
Restructuring and other accruals not yet deductible........   (12,804)    (4,425)
Other assets...............................................    (8,114)    (5,843)
                                                             --------   --------
  Total deferred tax assets................................   (51,845)   (49,803)
                                                             --------   --------
  Net deferred tax liability...............................  $ 15,433   $ 21,271
                                                             ========   ========


     At August 31, 2001, Acuity had foreign net operating loss carryforwards of $2.8 million.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)



NOTE 10:  BUSINESS SEGMENT INFORMATION


                                                                                                   CAPITAL
                                        OPERATING                                                EXPENDITURES
                                         PROFIT         TOTAL      DEPRECIATION   AMORTIZATION       AND
                           SALES         (LOSS)         ASSETS       EXPENSE        EXPENSE      ACQUISITIONS
                         ----------   -------------   ----------   ------------   ------------   ------------
                                                            (IN THOUSANDS)
2001
Lighting Equipment.....  $1,468,558     $115,857      $1,082,676     $36,197        $14,861        $ 37,389
Chemicals..............     514,142       22,536         211,579       8,131          3,104           8,912
                         ----------     --------      ----------     -------        -------        --------
                          1,982,700      138,393       1,294,255      44,328         17,965          46,301
Corporate..............          --      (20,545)         36,320         618             --           1,310
Interest Expense,
  net..................          --      (48,696)             --          --             --              --
                         ----------     --------      ----------     -------        -------        --------
                         $1,982,700     $ 69,152      $1,330,575     $44,946        $17,965        $ 47,611
                         ==========     ========      ==========     =======        =======        ========
2000
Lighting Equipment.....  $1,515,652     $144,149      $1,142,227     $31,792        $14,994        $ 68,721
Chemicals..............     507,992       48,699         241,645       7,705          3,447           9,946
                         ----------     --------      ----------     -------        -------        --------
                          2,023,644      192,848       1,383,872      39,497         18,441          78,667
Corporate..............          --      (14,258)         39,008         547             --             460
Interest Expense,
  net..................          --      (43,299)             --          --             --              --
                         ----------     --------      ----------     -------        -------        --------
                         $2,023,644     $135,291      $1,422,880     $40,044        $18,441        $ 79,127
                         ==========     ========      ==========     =======        =======        ========
1999
Lighting Equipment.....  $1,215,837     $121,755      $1,073,936     $20,351        $ 2,322        $541,649
Chemicals..............     485,731       45,206         233,461       6,681          3,480          10,980
                         ----------     --------      ----------     -------        -------        --------
                          1,701,568      166,961       1,307,397      27,032          5,802         552,629
Corporate..............          --      (11,679)         29,641         463             --             296
Interest Expense,
  net..................          --      (12,697)             --          --             --              --
                         ----------     --------      ----------     -------        -------        --------
                         $1,701,568     $142,585      $1,337,038     $27,495        $ 5,802        $552,925
                         ==========     ========      ==========     =======        =======        ========

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

      (TO BE REORGANIZED AS ACUITY BRANDS, INC. -- NOTE 1) -- (CONTINUED)



     The geographic distribution of Acuity's sales and service revenues, operating profit (loss), and long-lived assets is summarized in the following table:


                                                  2001         2000         1999
                                               ----------   ----------   ----------
                                                          (IN THOUSANDS)
SALES(1)
United States................................  $1,749,498   $1,786,901   $1,545,245
Canada.......................................     105,825      102,821       84,692
European countries...........................      72,568       80,785       46,728
Other........................................      54,809       53,137       24,903
                                               ----------   ----------   ----------
                                               $1,982,700   $2,023,644   $1,701,568
                                               ==========   ==========   ==========
OPERATING PROFIT (LOSS)
United States................................  $   75,523   $  127,783   $  139,733
Canada.......................................       5,394        6,342        1,170
European countries(2)........................      (8,490)        (891)         934
Other(3).....................................      (3,275)       2,057          748
                                               ----------   ----------   ----------
                                               $   69,152   $  135,291   $  142,585
                                               ==========   ==========   ==========
LONG-LIVED ASSETS(4)
United States................................  $  730,590   $  746,548   $  731,420
Canada.......................................      13,434       15,196       14,719
European countries...........................      18,279       26,041       32,491
Other........................................       9,156       14,116       14,207
                                               ----------   ----------   ----------
                                               $  771,459   $  801,901   $  792,837
                                               ==========   ==========   ==========

-------------------------

(1) Sales are attributed to each country based on the selling location.

(2) Fiscal 2001 operating loss includes a $9,000 loss on the sale of the chemical segment's French operations.

(3) Fiscal 2001 operating loss includes a $5,557 loss on the sale of the chemical segment's Australian operations.

(4) Long-lived assets include net property, plant, and equipment, goodwill and intangibles, and other long-term assets.

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE II

To National Service Industries, Inc.:


     We have audited, in accordance with auditing standards generally accepted in the United States, the combined financial statements of the NATIONAL SERVICE INDUSTRIES, INC. lighting equipment and chemicals businesses (to be reorganized as Acuity Brands, Inc.) as of August 31, 2001 and 2000 and for each of the three years in the period ended August 31, 2001, included in this information statement, and have issued our report thereon dated October 12, 2001. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The Schedule of Valuation and Qualifying Accounts for the years ended August 31, 2001, 2000 and 1999 included in this information statement is the responsibility of Acuity's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic combined financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic combined financial statements taken as a whole.


                                          /s/ Arthur Andersen LLP

Atlanta, Georgia
October 12, 2001

                                  SCHEDULE II

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES

                   (TO BE REORGANIZED AS ACUITY BRANDS, INC.)


                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED AUGUST 31, 2001, 2000, AND 1999
                                 (IN THOUSANDS)

                                                  ADDITIONS CHARGED TO
                                    BALANCE AT   -----------------------                BALANCE AT
                                    BEGINNING    COSTS AND      OTHER                     END OF
                                    OF PERIOD    EXPENSES    ACCOUNTS(1)   DEDUCTIONS     PERIOD
                                    ----------   ---------   -----------   ----------   ----------
YEAR ENDED AUGUST 31, 2001:
Reserve for doubtful accounts.....    $6,570       4,930           --         3,305       $8,195
                                      ======      ======        =====        ======       ======
Reserve for estimated returns,
  allowances, and warranty
  costs...........................    $4,006      27,383           --        27,310       $4,079
                                      ======      ======        =====        ======       ======
YEAR ENDED AUGUST 31, 2000:
Reserve for doubtful accounts.....    $5,470       2,667        1,927         3,494       $6,570
                                      ======      ======        =====        ======       ======
Reserve for estimated returns,
  allowances, and warranty
  costs...........................    $4,416      22,780           --        23,190       $4,006
                                      ======      ======        =====        ======       ======
YEAR ENDED AUGUST 31, 1999:
Reserve for doubtful accounts.....    $3,746       2,744        1,595         2,615       $5,470
                                      ======      ======        =====        ======       ======
Reserve for estimated returns,
  allowances, and warranty
  costs...........................    $3,804      20,017        1,588        20,993       $4,416
                                      ======      ======        =====        ======       ======

-------------------------

(1) Recoveries credited to the reserve and reserves recorded in acquisitions.